As filed with the Securities and Exchange Commission on June 6, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOV PHARMACEUTICAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	22-3374365
(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive office)

Barbara G. Duncan
Chief Executive Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, NJ 08873
(732) 907-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott F. Duggan, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Shares underlying Warrants(1)	29,417,545	$0.523	$15,385,377	$472.33

(1)  Issuable upon exercise of registrant’s common stock purchase warrants issued and outstanding as of June 4, 2007.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended (the “Securities Act”).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated ______, 2007

DOV Pharmaceutical, Inc.

29,417,545 Shares

Common Stock

This prospectus relates to the issuance of up to 29,417,545 shares of common stock upon the exercise of warrants issued by us at no cost to all holders of our common stock. On May 24, 2007, we made a distribution at no cost to our shareholders of eleven warrants for every ten common shares owned as of the close of business on May 10, 2007. Each warrant owned by a registered holder entitles such holder to purchase one common share at an exercise price of $0.523 per share. As a result of this warrant distribution, we may issue up to 29,417,545 common shares upon exercise of the warrants.

The warrants will not be exercisable until the later of (i) July 1, 2007 and (ii) the date on which this registration statement is declared effective by the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock issuable upon exercise of the warrants. In addition, we will not be obligated to deliver any securities pursuant to the exercise of any warrant unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the issuance of the securities that shall have been issuable upon such exercise is effective and unless issuance of such securities is qualified or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holder of the warrant resides. Our common stock is not currently listed on a national securities exchange. As a result, the shares of our common stock issuable upon exercise of the warrants will need to be registered or qualified under the securities or "blue sky" laws of various states, in addition to registration under the federal securities laws. Completion of registration or qualification may result in delays before holders in certain states may exercise their warrants. We cannot predict the duration of such delays, which may be significant. There is a risk that some states may refuse to permit us to register or qualify issuances of the shares of common stock upon exercise of the warrants, in which case you will not be able to exercise your warrants.

The warrants expire and will no longer be exercisable on the earliest to occur of (i) December 31, 2009, and (ii) the date fixed for the redemption of the warrants. The warrants will be redeemable at our option at a redemption price of $0.01 per share after November 4, 2007 in the event our common stock trading price exceeds $1.046 per share for twenty (20) trading days within a thirty (30) trading day period ending on the third business day before the redemption notice is given.

Our common shares are currently quoted on the Pink Sheets under the symbol “DOVP.PK.” On June 1, 2007, the last reported sale price of our common shares was $0.35 per share. There is currently no public market for our warrants and we do not anticipate that a public market for our warrants will develop.

This investment involves risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2007.

i

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

ii

PROSPECTUS SUMMARY

      The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before making an investment decision. Therefore, you should read carefully the entire prospectus, including the financial statements and the section entitled “Risk Factors”. References in this prospectus to “DOV”, “the Company”,“we”, “us” and “our” refer to DOV Pharmaceutical, Inc., a Delaware corporation.

Our Company

We are a biopharmaceutical company focused on the discovery, acquisition and development of novel drug candidates for central nervous system, or CNS, disorders. We have active drug development programs that are at the preclinical, Phase I and Phase II clinical stages, including DOV 21,947 (entering Phase II for depression), DOV 102,677 (Phase I for alcohol abuse) and an active preclinical discovery program in reuptake inhibitors and GABA modulators. We have entered into a sublicensing agreement with Neurocrine Biosciences, Inc., or Neurocrine, for indiplon for the treatment of insomnia and with XTL Development, Inc., or XTL, for bicifadine for the treatment of pain. We are seeking a partner for DOV diltiazem for the treatment of angina and hypertension. We operate principally in the United States but also conduct clinical studies outside the United States.

DOV 21,947, our lead product candidate for depression, is a triple reuptake inhibitor (serotonin, norepinephrine and dopamine uptake inhibitor), or TRI. We initiated a Phase I clinical trial in April of 2007 and intend to initiate a 300-patient Phase II clinical trial in the fourth quarter of 2007. DOV 21,947 is related to DOV 216,303, another of our TRIs. In 2005, we announced statistically significant efficacy results from a Phase II clinical trial with DOV 216,303 for the treatment of depression. DOV 102,677 is another of our TRIs, for which the next study will be a Phase I clinical trial in normal volunteers and may be initiated once appropriate funding is available.

Our reuptake inhibitor platforms, including TRIs, NEDs (norepinephrine and dopamine reuptake inhibitors), SADs (serotonin and dopamine reuptake inhibitors), and SNRIs (serotonin and norepinephrine reuptake inhibitors) can be tailored to create compounds that are able to treat a wide variety of neuropsychiatric disorders ranging from depression and attention deficit hyperactivity disorder to pain and obesity.  We have molecules belonging to each of these classes in various stages of preclinical development. We intend to select a triple reuptake inhibitor development candidate from our preclinical pipeline in the second quarter of 2007, file an investigational new drug (“IND”) application for the selected compound with the FDA in early 2008 and undertake the necessary expenditures to enable initiation of a Phase I clinical study in the first half of 2008.

The primary objective of our GABA modulator program is the development of a molecule producing a robust anti-anxiety action without the side effects associated with benzodiazepines such as diazepam (Valium®).  Molecules fitting this profile are in various stages of preclinical development.  Further, GABA modulators also have proven utility as sedative-hypnotics, anticonvulsants, and muscle relaxants, and we have discovered several unique structural platforms that may be developed for these indications.

Indiplon has consistently demonstrated decreased time to sleep onset, improved measures of sleep maintenance and duration and improved sleep quality with no next day impairment in over 70 clinical trials involving nearly 8,000 patients. Neurocrine has announced that it plans to resubmit its New Drug Application (NDA) for indiplon capsules by the end of the second quarter of 2007.

Bicifadine has been shown to be effective in treating pain in three placebo-controlled efficacy trials in more than 1,600 patients with acute post-surgical pain.  We have also conducted three Phase III clinical trials of bicifadine in chronic low back pain (CLBP) and one Phase II trial of bicifadine in osteoarthritis.  Bicifadine has demonstrated an attractive safety profile in short- and long-term safety studies involving more than 3,000 patients.  Also, we have completed lifetime carcinogenicity studies in rats and mice with no meaningful signals of carcinogenicity detected after approximately two years of dosing, an outcome that we expect to be acceptable to the FDA. XTL has indicated that it intends to pursue the treatment of chronic neuropathic pain for bicifadine’s further development and plans to initiate a Phase IIb clinical trial in the third quarter of 2007.

Our core scientific expertise is in the cellular and molecular pharmacology underlying neurotransmission. Our senior management team has substantial experience in CNS drug discovery and development. During their careers, they have participated in the discovery and development of new drugs that have been successfully brought to market.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused primarily on products for the treatment of CNS disorders. In October 2006, we announced a new strategic direction and strategy for the Company, the key elements of which are to:

Pursue development of our lead product candidates. We have four product candidates undergoing clinical development either by us or a sub-licensee. These product candidates address four separate and substantial pharmaceutical markets: insomnia, pain, depression and alcohol abuse. We have designed the clinical programs for the product candidates we are developing in an effort to provide clear and defined paths to attain regulatory approval. We intend to continue to devote substantial amount of our resources to earlier stage clinical testing.

Selectively establish corporate collaborations to assist in the development and commercialization of our products and mitigate financial risk. We intend to pursue corporate collaborations with partners to leverage their resources and their development, regulatory and commercialization expertise to advance the clinical development of our product candidates. We currently have collaborations with Neurocrine for indiplon and with XTL for bicifadine.

Expand our product candidate portfolio with novel drug candidates that address unmet needs in large, established markets.  We seek to identify and develop, either internally or through collaborative agreements, novel drug candidates that address unmet needs in large, established markets. We intend to continue expanding our existing product candidate portfolio by discovering and developing novel drug compounds both internally and through focused outsourced research and development. We also hope to expand our portfolio by identifying, in-licensing and developing additional compounds that are potentially superior to currently marketed products and by developing additional applications and formulations for our existing discovery and licensed compounds.

Reduce clinical development and commercialization risk by building a diversified product portfolio. We have built and intend to continue to build a portfolio of diverse product candidates to address CNS disorders to reduce the risks associated with the clinical development of any one drug. We have focused our in-licensing and development resources on compounds in all stages of research and clinical development for which there exists a significant amount of informative preclinical or clinical data. We believe this reduces the risk that these compounds will have safety concerns and enhances our chances of demonstrating efficacy in clinical trials. We focus on developing compounds with diverse mechanisms of action to limit the risk of difficulties associated with a particular mechanism of action. Finally, a single mechanism of action may have multiple therapeutic uses. We intend to investigate the efficacy of our compounds for these diverse uses in order to enhance the commercial potential of our product candidates. We believe that our portfolio approach reduces undue dependence on any single compound or therapeutic application to achieve commercial success and creates multiple potential sources of revenue.

Recent Developments

In December 2004 and January 2005, we completed a placement of $80 million in aggregate principal amount of 2.50% convertible subordinated debentures due January 15, 2025, of which $70.0 million in aggregate principal amount remained outstanding as of December 31, 2006 and none remained outstanding as of March 31, 2007.

In March 2007, we consummated an exchange offer (the “Exchange Offer”) pursuant to which $67.5 million in principal amount of our convertible subordinated debentures were exchanged for 439,784 shares of series C convertible preferred stock and 100,000 shares of series D convertible preferred stock and $14.3 million in cash, which included accrued interest on the debentures of $843,000. Additionally, the $2.5 million in principal amount of debentures that remained outstanding after the consummation of the Exchange Offer was repaid for $2.6 million (an amount equal to par plus accrued interest).

The Warrants

On May 24, 2007, we distributed warrants to holders of record of our common stock as of the close of business on May 10, 2007 (the “Record Date”). Each holder of ten (10) shares of our common stock at the close of business on the Record Date received warrants to purchase eleven (11) shares of our common stock at an exercise price of $0.523 per share. Warrants were not prorated in the event a holder holds shares in other than ten (10) share increments. The exercise price is adjustable in certain circumstances, such as if the Company (a) pays a dividend or makes a distribution on shares of its common stock payable in shares of its common stock, (b) subdivides or splits any of its outstanding shares of common stock into a greater number of shares, or (c) combines any of its outstanding shares of common stock into a smaller number of shares. The warrants will not be exercisable until the later of July 1, 2007 and the date on which this registration statement is declared effective by the SEC. Further, we will not be obligated to deliver any securities pursuant to the exercise of any warrant unless a registration statement under the Securities Act with respect to the issuance of the securities that shall have been issuable upon such exercise is effective and unless issuance of such securities is qualified or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holder of the warrant resides.

The expiration date of the warrants is December 31, 2009. The warrants will be redeemable at our option at a redemption price of $0.01 per share after November 4, 2007 in the event our trading price exceeds $1.046 per share for twenty (20) trading days within a thirty (30) trading day period ending on the third business day before the redemption notice is given. In the event we elect to redeem the warrants, we will deliver a notice of redemption to each warrant holder at least thirty (30) days prior to the redemption date.

Any transfer of a warrant by a holder of such warrant may only be effected in accordance with applicable federal or state securities laws. There has been no previous trading market for the warrants. The warrants will not be listed by us for trading on any securities exchange or authorized to be quoted in any inter-dealer quotation system of any securities association, and we do not intend to apply for any such listing or quotation.

If you need additional information with respect to the warrants, including a copy of the warrant agreement that governs the warrants, please contact our Investor Relations Department by calling (732) 907-3640. For a copy of the warrant agreement between DOV and the Warrant Agent, please see the Company’s Current Report on Form 8-K as filed on May 16, 2007 at the SEC’s website (www.sec.gov) or at www.dovpharm.com. The information found on our website is not a part of this prospectus.

Our Risks

You should read carefully the matters discussed in the section entitled “Risk Factors” in this prospectus to better understand the risks related to us and our business. For example:

•	If we cannot raise additional funding, we may be unable to complete development of our product candidates and may be unable to continue as a going concern;

•	We have incurred losses since our inception and expect to incur significant losses for the foreseeable future, and we may never reach profitability; and

•
Our common stock is currently quoted on the Pink Sheets, which will result in more limited trading opportunities for holders of our common stock, increased volatility and additional difficulty in raising capital in the future if needed.

Corporate Information

We were incorporated in New Jersey in May 1995 and reincorporated in Delaware in November 2000. Our executive offices are located at 150 Pierce Street, Somerset, New Jersey 08873. Our telephone number is (732) 907-3600 and our web site address is http://www.dovpharm.com. The information found on our website is not a part of this prospectus. This prospectus contains the trademarks and trade names of other entities that are the property of their respective owners.

SECURITIES REGISTERED

This prospectus relates to the issuance of up to 29,417,545 shares of common stock upon the exercise of the warrants. The shares will be issued to holders who exercise their warrants in accordance with the plan of distribution described in “Plan of Distribution.”

SUMMARY FINANCIAL DATA

The tables below summarize our financial information for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes.

The pro forma balance sheet data reflects the issuance of 29,417,545 shares upon exercise of the issued warrants at an exercise price of $0.523 per share.

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$2,542	$8,647	$25,951	$1,378	$7,968
Operating expenses:
License expense	2,500	—	—	—	5,500
Research and development expense	24,764	53,983	42,800	17,879	6,859
General and administrative expense	6,360	9,110	20,540	4,010	4,514
Loss from operations	(31,082)	(54,446)	(37,389)	(20,511)	(8,905)
Interest income	934	3,712	2,894	836	513
Interest expense	(2,954)	(2,502)	(4,008)	(600)	(91)
Debt conversion and other income (expense), net	(8)	(5)	(5,612)	6	8,401
Net loss before tax	(33,110)	(53,241)	(44,115)	(20,269)	(82)
Income tax benefit	189	273	5,747	—	—
Net loss	$(32,921)	$(52,968)	$(38,368)	$(20,269)	$(82)
Basic and diluted net loss per share	$(1.67)	$(2.32)	$(1.55)	$(0.87)	$—
Weighted average shares used in computing basic and diluted net loss per share	19,729,765	22,837,265	24,703,333	23,199,611	26,687,472

	As of March 31, 2007
	Actual	Pro Forma
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$21,413	$36,798
Working capital (1)	16,854	32,239
Total assets	27,681	43,066
Issuable warrants	4,600	—
Series C preferred	32,903	32,903
Series D preferred	6,327	6,327
Accumulated deficit	(191,736)	(191,736)
Total stockholders' deficit	(23,815)	(3,830)

(1)	Represents current assets less current liabilities.

RISK FACTORS

Holding our warrants and investing in our common stock involves risks. If any of the events covered by the following risks occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our common stock could decline. Moreover, our actual results may differ materially from our forward-looking statements as a result of the following factors.

Risks Associated with our Warrants

There has been no prior market for the warrants and a public market for the warrants may not develop or be sustained. The warrants are not registered under the Securities Act and the transfer of a warrant may only be effected in accordance with applicable federal and securities laws.

The warrants are not listed for trading on any securities exchange or authorized to be quoted in any inter-dealer quotation system of any securities association, and we do not intend to apply for such listing or quotation. Also, the warrants have not been registered under the Securities Act or in any state, and any transfer of a warrant may only be effected in accordance with applicable federal or state securities laws. We do not know the extent to which investor interest will lead to the development of a trading market for the warrants or how liquid any such market might be. Moreover, the liquidity of any market for the warrants will also depend upon the number of holders of warrants, our financial performance, the market for similar securities and the interest of securities dealers in making a market in the warrants. We cannot assure holders that an active trading market will develop or, if it does, at what prices the warrants may trade. Therefore, holders may not be able to sell the warrants when they want and, if they do sell, they may not be able to receive the price they want.

The warrants may not be exercisable so long as the shares of common stock issuable upon exercise of the warrants are not registered under the Securities Act. Further, the warrants may not be exercised and the common shares may not be issued to any warrant holder unless the issuance of such shares has been registered or qualified, or exempt from registration or qualification, under applicable securities laws of the state or other jurisdiction in which the registered holder resides.

The warrants will not be exercisable unless this registration statement for the shares of common stock issuable upon exercise of the warrants is declared effective by the SEC. Furthermore, we will not be obligated to deliver any securities pursuant to the exercise of any warrant unless a registration statement under the Securities Act is effective and the issuance of such securities is qualified or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holders of the warrants reside. Our common stock is not currently listed on a national securities exchange. As a result, the shares of our common stock issuable upon exercise of the warrants will need to be registered or qualified under the securities or "blue sky" laws of various states, in addition to registration under the federal securities laws. Completion of registration or qualification may result in delays before holders in certain states may exercise their warrants. We cannot predict the duration of such delays, which may be significant. There is a risk that some states may refuse to permit us to register or qualify issuances of the shares of common stock upon exercise of the warrants, in which case you will not be able to exercise your warrants. If the warrants cannot be exercised because of the lack of an effective registration statement with respect to the underlying shares or because such issuance does not comply with applicable federal and state securities laws, the warrants will not be settleable for cash or for any other value.

The warrants are currently “out-of-the-money” and must be exercised for cash.

The warrant exercise price is currently higher than the trading price of our common shares and must be paid in cash as no “net exercise” is permitted by the warrants’ terms. Since January 26, 2007, our common shares have been trading below $0.523. We can give no assurance that the trading price of our common shares will meet or exceed the warrant exercise price and, consequently, whether it will be financially advantageous for the holders of warrants to exercise the warrants. If you exercise the warrants while the trading price of our common shares is less than the warrant exercise price, then you will have committed to buy our common shares at a price above the prevailing market price. Once you have exercised your warrants, you may not revoke your exercise. Moreover, you may be unable to sell your common shares at a price equal to or greater than the warrant exercise price you pay.

We may redeem the warrants under certain conditions.

After November 4, 2007, we may, at our option, redeem the warrants at a redemption price of $0.01 per share if our common stock trading price exceeds $1.046 per share for twenty (20) trading days within a thirty (30) trading day period. We will notify you of such redemption at least thirty (30) days before the redemption date.

Your interest in us may be diluted to the extent the other warrant holders exercise warrants and you do not.

In the event the warrants become exercisable, if you do not exercise your warrants in full, your percentage ownership and voting rights will decrease to the extent that warrants are exercised by others. However, until such time as our price exceeds the warrant exercise price, such an exercise would not be financially advantageous.

Risks Related to our Business

If we cannot raise additional funding, we may be unable to complete development of our product candidates and continue as a going concern.

At March 31, 2007, we had cash and cash equivalents and marketable securities of $21.4 million. We believe that our existing cash, cash equivalents and marketable securities will be sufficient to fund our anticipated operating expenses and capital requirements until December 31, 2007. We will require additional funding to continue as a going concern, including to fund our research and development programs, including preclinical testing and clinical trials of our product candidates, for operating expenses and to pursue regulatory approvals for our product candidates. We intend to raise additional capital in 2007 through public or private financing or collaborative agreements; however, if adequate funds are not available to us as we need them, we will be required to curtail significantly or eliminate at least temporarily one or more product development programs. For example, many investors that invest in biopharmaceutical companies may be unwilling to invest in our securities because we are not listed on a national securities exchange. In addition, various legal requirements and restrictions may limit the amount of funds that we may raise in certain types of privately negotiated financing transactions. Accordingly, these matters raise substantial doubt over our ability to continue as a going concern.

Mandatory conversion of our series C convertible preferred stock will result in dilution to our common stockholders and may cause our common stock’s price to decline.

The shares of series C convertible preferred stock issued in connection with our recently consummated Exchange Offer will convert into approximately 84.0 million shares of common stock on or before June 11, 2007. In addition, the shares of our series D convertible preferred stock are convertible into approximately 19.1 million shares of common stock at any time unless such conversion would result in beneficial ownership in excess of 9.9% of the Company’s voting capital stock by the converting holder. Sales of these additional shares of common stock, which generally will have no restriction on trading, may cause our common stock’s price to decline. In addition, future growth and increases in the value of the Company as a whole will be shared by a significantly larger number of shares of common stock.

Our common stock is currently quoted on the Pink Sheets, which will result in more limited trading opportunities for holders of our common stock, increased volatility and additional difficulty in raising capital in the future if needed.

Our common stock is no longer traded on The NASDAQ Global Market. Instead, it is currently quoted on the Pink Sheets. Although this trading venue offers holders of our common stock the opportunity to trade, our stock price may be highly volatile. Moreover, it is unlikely that any significant long-term institutional holdings will develop through these trading venues. Trading on the Pink Sheets will also likely present additional difficulties in the event we need to raise additional capital in the future as most institutions prefer to invest in a common stock that is traded on a national securities exchange.

Our stock price may be volatile and the market price of our common stock may decline.

Our stock price has been particularly volatile in the past. Following the release of results from our completed Phase III clinical trial of bicifadine in patients with chronic low back pain, or CLBP, our stock price experienced a substantial decline from the previous day’s close price of $14.69 to $7.92. Further, following our partner Neurocrine’s announcement regarding the FDA review and approval process for indiplon, our stock price experienced another decline from the previous day’s close price of $7.05 to $3.02 and further declined upon the July 31, 2006 announcement of our notice of NASDAQ listing requirement deficiencies and the October 26, 2006 announcement that we would no longer be listed for trading on a national securities exchange.

Some of the factors that may cause the market price of our common stock to continue to fluctuate include:

•	future issuances of our common stock or other forms of financings which would result in substantial dilution to our existing equity holders;

•	results of clinical trials conducted by us or on our behalf, or by our competitors;

•	delays in initiating clinical trials or changes in previously planned or initiated clinical trials;

•
regulatory developments or enforcement in the United States and foreign countries, such as the result of the May 2006 FDA issuance of an approvable letter (for the 5mg and 10mg IR doses) and a non-approvable letter (for the 15mg MR dose) for the indiplon NDA filings;

•	business or legal developments concerning our collaborators, licensors or licensees, including XTL, Neurocrine and Wyeth;

•	developments or disputes concerning patents or other proprietary rights;

•	changes in estimates or recommendations by securities analysts;

•	public concern over our drugs that treat CNS disorders, including any drugs that we may develop in the future;

•	litigation;

•	general market conditions;

•	changes in the structure of health care payment systems;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results and financial position; and

•	changes in senior management.

If any of the foregoing risks occur, our stock price could fall and in some cases expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. In this regard, following a decline in the aftermarket trading price of our common stock in connection with our initial public offering, beginning on April 30, 2002, a number of class action lawsuits were filed naming us as defendants, in addition to certain of our officers and directors and certain of our underwriters. On December 20, 2002, we entered into a settlement agreement, which was approved by the court on April 16, 2003, to settle these lawsuits. Pursuant to the settlement agreement, we have paid the class members (inclusive of their attorneys' fees and costs) $250,000 in cash and issued them six-year warrants to purchase 500,000 shares of our common stock with an exercise price of $10.00 per share. Upon issuance, we determined the value of the warrants to be $2.2 million.

We have incurred losses since our inception and expect to incur significant losses for the foreseeable future, and we may never reach profitability.

Since our inception in April 1995 through March 31, 2007, we have incurred significant operating losses and, as of March 31, 2007, we had an accumulated deficit of $191.7 million. We have not yet completed the development, including obtaining regulatory approvals, of any product candidate and, consequently, have not generated any revenues from the sale of products. Even if we succeed in developing and commercializing one or more of our product candidates, we may never achieve significant sales revenue and we expect to incur operating losses for the foreseeable future. We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses may increase in the foreseeable future as we:

•	conduct clinical trials;

•	conduct research and development on existing and new product candidates;

•	make milestone payments;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved; and

•	identify additional compounds and acquire rights from third parties to those compounds through a license to us.

We must generate significant revenue to achieve and maintain profitability. We may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability.

We are dependent on the successful outcome of clinical trials for our lead product candidates.

None of our product candidates are currently approved for sale by the FDA, or by any other regulatory agency in the world, and our product candidates may never be approved for sale or become commercially viable. Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Our success will depend on the success of clinical trials that have not yet begun. There are a number of difficulties and risks associated with clinical trials including, but not limited to, the possibilities that:

•	we may discover that a product candidate causes or may cause harmful side effects;

•	we may discover that a product candidate, even if safe when taken alone, may interfere with the actions of other drugs taken at the same time such that its marketability is materially reduced;

•	we may discover that a product candidate does not exhibit the expected therapeutic results in humans;

•	a product candidate may lend itself to user abuse, in which case labeling may adversely affect its marketability;

•	results may not be statistically significant or predictive of results to be obtained from large-scale, advanced clinical trials;

•	we or the FDA may suspend or delay initiation of further clinical trials of our product candidates for any of a number of reasons;

•	we may be delayed in the FDA protocol review process;

•	patient recruitment may be slower than expected;

•	patient compliance may fall short of trial requirements; and

•	patients may drop out of our clinical trials.

In April and May 2006, we announced the results of our Phase III clinical trial of bicifadine for the treatment of chronic lower back pain, CLBP, study 020.  Bicifadine did not achieve a statistically significant effect relative to placebo on the primary endpoint of the study at any of the three doses tested.  In October 2006, we announced the interim results of our second Phase III clinical trial of bicifadine for CLBP, study 021. Bicifadine did not achieve a statistically significant effect relative to placebo on the primary endpoint of the study and we therefore stopped the dosing in this study. We also recently stopped the dosing in the long-term safety trial, study 022, and following the execution of our sublicense agreement with XTL for bicifadine, we have transitioned the bicifadine program to XTL for further development.

Given the uncertainty surrounding the outcome of the regulatory and clinical trial process, we may not be able to successfully advance the development of effective and safe, commercially viable products. If we are unable to successfully develop and commercialize any one or more of our product candidates, this could severely harm our business, impair our ability to generate revenues and adversely impact our stock price.

We may determine to continue to reduce staffing further as a result of stopping certain clinical trials and other development activities for bicifadine, in which case we could face lawsuits.

On May 18, 2006, we reduced our workforce to 74 employees from 111 employees in order to lower our cost structure as part of a reorganization of operations and to appropriately align our operations with its current stage of drug development and research. This reduction in force was made as a result of the postponement by us of certain clinical trials and other development activities for bicifadine. In October 2006, we announced the interim results of our second Phase III clinical trial of bicifadine for CLBP, study 021. Bicifadine did not achieve a statistically significant effect relative to placebo on the primary endpoint of the study and we therefore stopped the dosing in this study. We also recently stopped the dosing in the long-term safety trial, study 022. In addition, our sublicense of bicifadine to XTL in January 2007 resulted in the further reduction of the time and resources necessary for the development of bicifadine. We are continuing to perform certain activities related to bicifadine on behalf of XTL and once these are complete, we may determine to further reduce our workforce.  Any reduction in workforce is accompanied by risk of litigation, which if initiated or successful, could harm our business and financial position.

We have experienced a substantial decline in our workforce and we may continue to experience such declines given the uncertainty of our current business situation.

From May 19, 2006 through May 30, 2007, our workforce has declined to 40 employees from 74 employees. With the uncertainty of our business situation, we expect to have further declines. With the employee base that we currently have, we believe we will complete the transition activities agreed to with XTL for bicifadine in the second quarter of 2007. Further reductions in workforce will not only result in delays in initiating clinical studies but could also result in increased costs associated with hiring outside consultants.

We may not receive regulatory approvals for our product candidates, approvals may be delayed or the approvals we receive may not be sufficient to fulfill our current goals for our product candidates.

Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. Our partner Neurocrine filed two NDAs for indiplon for the treatment of insomnia in April and May 2005. The FDA issued an approvable letter for the 5 mg and 10 mg IR formulation and a non-approvable letter for the 15 mg MR formulation in May 2006. Neurocrine announced in January 2007 that it plans to resubmit its NDA for indiplon capsules by the end of the second quarter of 2007. All our other product candidates are in various stages of research and development and we have not yet requested or received regulatory approval to commercialize any product candidate from the FDA or any other regulatory body.

In particular, human therapeutic products are subject to rigorous preclinical testing, clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. The approval process may take many years to complete and the approvals we receive may not allow us to pursue all the desired indications or uses for each of our product candidates. Additionally, even after receipt of FDA approval, the FDA may request additional clinical trials to evaluate any adverse reactions or long-term effects. The scope and expense of such post-approval trials could be extensive and costly to us. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. If our product candidates are marketed abroad, they will also be subject to extensive regulation by foreign governments.

Any failure to receive regulatory approvals necessary to commercialize our product candidates would have a material adverse effect on our business. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require spending substantial time and financial resources. If we, or our collaborators or licensees, fail to obtain or maintain or encounter delays in obtaining or maintaining regulatory approvals, it could adversely affect the marketing of any product candidates we develop, our ability to receive product or royalty revenues and our liquidity and capital resources.

Our operating results are subject to fluctuations that may cause our stock price to decline.

Our revenue is unpredictable and has fluctuated significantly from year-to-year and quarter-to-quarter and will likely continue to be highly volatile. We believe that period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future results. In the future, our operating results in a particular period may not meet the expectations of any securities analysts whose attention we may attract, or those of our investors, which may result in a decline in the market price of our common stock.

Our success in developing our product candidates depends upon the performance of our licensees and collaborative partners.

Our efforts to develop, obtain regulatory approval for and commercialize our existing and any future product candidates depend in part upon the performance of our licensees and collaborative partners. Currently, we have license and collaborative agreements with XTL, Neurocrine and Wyeth. If DOV at any time becomes insolvent or commits actions for bankruptcy, the license for our compounds with Wyeth may be terminated and thus we may not have any remaining economic interest in the compounds. In addition, if at any time we become insolvent or commit actions for bankruptcy, the licenses for certain technology that we have with certain of our partners may be terminated. In connection with certain of these agreements, we have granted certain rights, including development and marketing rights and rights to defend and enforce our intellectual property. We do not have day-to-day control over the activities of our licensees or collaborative partners and cannot assure you that they will fulfill their obligations to us, including their development and commercialization responsibilities in respect of our product candidates.

We also cannot assure you that our licensees or collaborators will properly maintain or defend our intellectual property rights or that they will not utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability. Further, we cannot assure you that our licensees or collaborators will not encounter conflicts of interest, or changes in business strategy, or that they will not acquire or develop rights to competing products, all of which could adversely affect their willingness or ability to fulfill their obligations to us.

From January 1999 until October 2003, Elan and we were engaged in developing controlled release formulations of bicifadine and ocinaplon pursuant to our joint venture. In October 2003, we acquired from Elan 100% ownership of Nascime, the joint venture's operating subsidiary, and the product candidates bicifadine and ocinaplon. This acquisition ended our involvement with Elan in the nearly five-year joint venture. In March 2003, we and Biovail terminated our collaboration for DOV diltiazem and in December 2006, we and Merck terminated our collaboration for DOV 21,947 and DOV 216,303.

Any failure on the part of our licensees or collaborators to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our product candidates and affect our ability to realize product revenues. Disagreements with our licensees or collaborators could require or result in litigation or arbitration, which could be time-consuming and expensive. If we or our licensees or collaborators fail to maintain our existing agreements or establish new agreements as necessary, we could be required to undertake development, manufacturing and commercialization activities solely at our own expense. This would significantly increase our capital requirements and may also delay the commercialization of our product candidates.

The independent clinical investigators and contract research organizations that we rely upon to assist in the conduct of our clinical trials may not be diligent, careful or timely, and may make mistakes, in the conduct of our trials.

We depend on independent clinical investigators and contract research organizations, or CROs, to assist in the conduct of our clinical trials under their agreements with us. The investigators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. If independent investigators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, it will delay the approval of our FDA applications and our introduction of new drugs. The CROs we contract with to assist with the execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Failure of the CROs to meet their obligations could adversely affect clinical development of our products. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us, which could harm our competitive position.

Our existing collaborative and licensing agreements contain, and any such agreements that we may enter into in the future may contain, covenants that restrict our product development and commercialization activities.

Our existing license and collaborative agreements contain covenants that restrict our product development and our ability to compete in collaborative agreements. In addition, certain of our agreements no longer effective have involved, among other things, restrictions on the issuance of debt and equity securities and limitations on our ability to license our product candidates to third parties. Because of existing restrictive covenants, if our licensees or collaborators fail to fulfill their obligations to us or we are otherwise not able to maintain these relationships, we cannot assure you that we will be able to enter into alternative arrangements or assume the development of these product candidates ourselves. This would significantly affect our ability to commercialize our product candidates. Further, we cannot assure you, even if alternative arrangements are available to us, that they will be any less restrictive on our business activities.

If we are unable to create sales, marketing and distribution capabilities, or enter into agreements with third parties to perform these functions, we will not be able to commercialize our product candidates.

We do not have any sales, marketing or distribution capabilities. In order to commercialize our product candidates, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. If we obtain FDA approval for our existing product candidates, we intend to rely on relationships with one or more pharmaceutical companies or other third parties with established distribution systems and direct sales forces to market our product candidates. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

The success of our business depends upon the members of our senior management team, our scientific staff and our ability to continue to attract and retain qualified scientific, technical and business personnel.

We are dependent on the principal members of our management team and scientific staff for our business success. The loss of any of these people could impede the achievement of our development and business objectives. We do not carry key man life insurance on the lives of any of our key personnel. There is intense competition for human resources, including management, in the scientific fields in which we operate and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the successful development of our product candidates, and any expansion into areas and activities requiring additional expertise. In addition, there can be no assurance that such personnel or resources will be available when needed. In addition, we rely on a significant number of consultants to assist us in formulating our research and development strategy and other business activities. All our consultants may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to us.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is commonplace in the biotechnology industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Because some of our product candidates are protected by patents that have expired or will expire in the near term, we may be required to rely solely on the Hatch-Waxman Act for market exclusivity.

A number of patents that we licensed from Wyeth have expired, including certain composition of matter patents that provide protection for the use of DOV 216,303 for the treatment of depression and the use of bicifadine for the treatment of pain. Patents protecting intermediates useful in the manufacture of ocinaplon are due to expire in 2007. The patent applications pending and others in preparation covering our compounds, even if filed and approved, may not afford us adequate protection against generic versions of our product candidates or other competitive products. In the event we achieve regulatory approval to market any of our product candidates and we are unable to obtain adequate patent protection for the ultimate marketed product, we will be required to rely to a greater extent on the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity. The Hatch-Waxman Act generally provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting filing of an abbreviated NDA, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act, however, also accelerates the approval process for generic competitors using the same active ingredients once the period of statutory exclusivity has expired. It may also in practice encourage more aggressive legal challenges to the patents protecting approved drugs. In addition, because some of our patents have expired, third parties may develop competing product candidates using our product compounds and if they obtain regulatory approval for those products prior to us, we would be barred from seeking an ANDA for those products under the Hatch-Waxman Act for the applicable statutory exclusivity period.

Our business activities require compliance with environmental laws, which if violated could result in significant fines and work stoppage.

Our research and development programs, and the manufacturing operations and disposal procedures of our contractors and collaborators, are affected by federal, state, local and foreign environmental laws. Although we intend to use reasonable efforts to comply with applicable environmental laws, our contractors and collaborators may not comply with these laws. Failure to comply with environmental laws could result in significant fines and work stoppage, and may harm our business.

We have not been able to fully utilize our new corporate headquarters, and as a result, our overhead expenses have increased.

In February 2006, we committed to a ten-year operating lease for a 133,686 square foot facility in Somerset, New Jersey. This facility has served as our corporate headquarters and principal place of business since June 2006. This new facility has office and laboratory space and results in a higher level of fixed overhead. As a result of the failure of the Phase III bicifadine clinical studies 020 and 021, the stoppage of 022 and the sublicensing of bicifadine to XTL, for the foreseeable future we will not utilize the full capacity of the facility and there can be no assurance that we will ever operate the facility efficiently. The annual lease payments on this facility are $2.8 million.

Our bylaws require us to indemnify our officers and directors to the fullest extent permitted by law, which may obligate us to make substantial payments and in some instances payments in advance of judicial resolution of entitlement.

Our bylaws require that we indemnify our directors, officers and scientific advisory board members, and permit us to indemnify our other employees and agents, to the fullest extent permitted by the Delaware corporate law. This could require us, with some legally prescribed exceptions, to indemnify our directors, officers and scientific advisory board members against any and all expenses, judgments, penalties, fines and amounts reasonably paid in defense or settlement in connection with an action, suit or proceeding relating to their association with us. For directors, our bylaws require us to pay in advance of final disposition all expenses including attorneys’ fees incurred by them in connection with any action, suit or proceeding relating to their status or actions as directors. Advance payment of legal expenses is discretionary for officers, scientific advisory board members and other employees or agents. We may make these advance payments provided that they are preceded or accompanied by an undertaking on behalf of the indemnified party to repay all advances if it is ultimately determined that he or she is not entitled to be indemnified by us. Accordingly, we may incur expenses to meet these indemnification obligations, including expenses that in hindsight are not qualified for reimbursement and possibly not subject to recovery as a practical matter.

Provisions of Delaware law, our charter and by-laws and our stockholders rights plan may make a takeover more difficult.

Provisions of our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Moreover, our stockholders rights plan, adopted in October 2002, commonly called a poison pill, empowers our board of directors to delay or negotiate, and thereby possibly to thwart, any tender or takeover attempt the board of directors opposes. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

Risks Related to our Industry

We face intense competition and if we are unable to compete effectively, the demand for our products, if any, may be reduced.

The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

We are focused on developing product candidates for the treatment of central nervous system disorders. We have a number of competitors. If one or more of their products or programs are successful, the market for our product candidates may be reduced or eliminated. Compared to us, many of our competitors and potential competitors have substantially greater:

•	capital resources and access to capital;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	preclinical study and clinical testing experience; and

•	manufacturing, distribution and marketing experience.

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors may also develop drugs that are more effective or useful and less costly than ours and may also be more successful than we and our collaborators or licensees in manufacturing and marketing their products.

If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our product candidates.

To a substantial degree, our success will depend on the following intellectual property achievements:

•	our ability to obtain patent protection for our proprietary technologies and product candidates, as well as our ability to preserve our trade secrets;

•
the ability of our collaborators and licensees to obtain patent protection for their proprietary technologies and product candidates covered by our agreements, as well as their ability to preserve related trade secrets; and

•	our ability to prevent third parties from infringing upon our proprietary rights, as well as the ability of our collaborators and licensees to accomplish the same.

Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, we, either alone or together with our collaborators or licensees, intend to seek and enhance patent protection for our proprietary technologies and product candidates. The risk exists, however, that these patents may be unobtainable and that the breadth of the claims in a patent, if obtained, may not provide adequate protection of our, or our collaborators’ or licensees’ proprietary technologies or product candidates.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our collaborators, licensees, employees and consultants. We also have invention or patent assignment agreements with our employees and some of, but not all, our collaborators and consultants. If our employees, collaborators or consultants breach these agreements or common law principles, we may not have adequate remedies for any such breach, and our trade secrets may otherwise become known to or independently discovered by our competitors.

In addition, although we own or otherwise have certain rights to a number of patents and patent applications, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents or the patents of our collaborators or licensees. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them or if they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents, or the patents of our collaborators or licensees, or that challenges will result in elimination of patent claims and therefore limitations of coverage. Moreover, competitors may infringe our patents, the patents of our collaborators or licensees, or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the ground that our patents do not cover its technology. In addition, interference proceedings brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensees. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to management. We cannot assure you that we, or our collaborators or licensees, will be able to prevent misappropriation of our respective proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

The intellectual property of our competitors or other third parties may prevent us from developing or commercializing our product candidates.

Our product candidates and the technologies we use in our research may inadvertently infringe the patents or violate the proprietary rights of third parties. In addition, other parties conduct their research and development efforts in segments where we, or our collaborators or licensees, focus research and development activities. We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us, or our collaborators or licensees, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In addition, any patent claims brought against our collaborators or licensees could affect their ability to carry out their obligations to us. Furthermore, if a patent infringement suit is brought against us, or our collaborators or licensees, the development, manufacture or potential sale of product candidates claimed to infringe a third party’s intellectual property may have to stop or be delayed, unless that party is willing to grant certain rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we, or our collaborators or licensees were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Our ability to receive royalties and profits from product sales depends in part upon the availability of approved reimbursement for the use of our products from third-party payors, for which we may or may not qualify.

Our royalties or profits will be heavily dependent upon the availability of reimbursement for the use of our products from third-party health care payors, both in the United States and in foreign markets. The health care industry and these third-party payors are experiencing a trend toward containing or reducing the costs of health care through various means, including lowering reimbursement rates and negotiating reduced payment schedules with service providers for drug products. These cost-containment efforts could adversely affect the market acceptance of our product candidates and may also harm our business. There can be no assurance that we will be able to offset any of the payment reductions that may occur.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Reimbursement approval is required from each third-party payor individually, and seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We cannot assure you that we will be able to provide data sufficient to gain acceptance with respect to reimbursement. There also exists substantial uncertainty concerning third-party reimbursement for the use of any drug product incorporating new technology. We cannot assure you that third-party reimbursement will be available for our product candidates utilizing new technology, or that any reimbursement authorization, if obtained, will be adequate. If such reimbursement approval is denied or delayed, the marketability of our product candidates could be materially impaired.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any approved products may expose us to a substantial risk of product liability claims and the adverse publicity resulting from such claims. These claims might be brought against us by study participants or, once a drug has received regulatory approval and is marketed, by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we may incur substantial losses or expenses, or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $10 million per occurrence and $10 million in the aggregate. Our insurance coverage, however, may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended, including statements regarding our expectations with respect to the progress of and level of expenses for our clinical trial programs. You can also identify forward-looking statements by the following words: may, will, should, expect, intend, plan, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. We caution you that forward-looking statements are inherently uncertain and are simply point-in-time estimates based on a combination of facts and factors currently known by us about which we cannot be certain or even relatively confident. Actual results or events will surely differ and may differ materially from our forward-looking statements as a result of many factors, some of which we may not be able to predict or may not be within our control. Such factors may also materially adversely affect our ability to achieve our objectives and to successfully develop and commercialize our product candidates, including our ability to:

•	raise substantial additional capital in order to fund operations;

•	obtain and maintain all necessary patents, licenses and other intellectual property rights;

•	demonstrate the safety and efficacy of product candidates at each stage of development;

•	meet our development schedule for our product candidates, including with respect to clinical trial initiation, enrollment and completion;

•	meet applicable regulatory standards and receive required regulatory approvals on our anticipated time schedule or at all;

•	meet or require our partners to meet obligations and achieve milestones under our license and other agreements;

•	obtain and maintain collaborations as required with pharmaceutical partners; and

•	produce drug candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

You should refer to the section entitled “Risk Factors” for a detailed discussion of some of the factors that may cause our actual results to differ materially from our forward-looking statements. We qualify all our forward-looking statements by these cautionary statements. There may also be other material factors that may materially affect our forward-looking statements and our future results. As a result of the foregoing, readers should not place undue reliance on our forward-looking statements. We do not undertake any obligation and do not intend to update any forward-looking statement.

USE OF PROCEEDS

In the event the warrants become exercisable and all holders thereafter exercise the warrants, we estimate that the net proceeds from the issuance of 29,417,545 shares upon exercise of the warrants in this offering would be approximately $15.4 million, at an exercise price of $0.523 per share. We intend to use the net proceeds of this offering, if any, to advance our product candidates through clinical trials and preclinical studies, for working capital and general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all the particular uses for the net proceeds we will have, or the specific amounts that may be allocated to the uses described above. Accordingly, our management will have broad discretion in the allocation and use of the net proceeds from this offering.

The warrants may not be exercised currently by their holders and no assurance can be given as to when or whether any warrant will be exercised, nor as to the timing of receipt or the amount of proceeds. The warrants are intended to provide shareholders an opportunity to acquire additional common shares in the event they become exercisable. Although there is no accurate way to determine the number of warrants that will be exercised, if any, we will use any net proceeds of the sale of our common shares as stated above.

PLAN OF DISTRIBUTION

We are offering the shares of common stock underlying the warrants upon the exercise of the warrants by the holders of the warrants. Warrants may be exercised by surrendering the certificate evidencing such warrant, with the exercise form, together with payment of the exercise price and any transfer tax, to the warrant agent. The warrants do not permit a “net exercise” by a holder. Accordingly, payment of the exercise price may be made by cash or certified check equal to the exercise price, provided that the aggregate exercise price upon exercise of a warrant should be rounded up to the next whole cent.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and restrictions imposed by lenders, if any.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently quoted on the Pink Sheets under the symbol DOVP.PK. On and prior to October 26, 2006, our common stock was listed on The NASDAQ Global Market under the symbol DOVP.

Year 2005	High	Low
First Quarter	$18.40	$12.79
Second Quarter	19.37	13.57
Third Quarter	21.49	14.66
Fourth Quarter	17.02	13.63

Year 2006
First Quarter	$19.93	$14.07
Second Quarter	16.80	1.85
Third Quarter	2.54	0.75
Fourth Quarter	0.94	0.22

Year 2007
First Quarter	$0.57	$0.21
Second Quarter (through May 31, 2007)	0.43	0.33

As of June 1, 2007, there were 9 stockholders of record of our common stock. We cannot estimate with any confidence or accuracy how many beneficial owners are represented by the stockholders of record.

CAPITALIZATION

The following table sets forth the following information:

• our actual capitalization at March 31, 2007; and

• our capitalization as of March 31, 2007, on a pro forma basis, to give effect to the issuance of the 29,417,545 shares upon exercise of the warrants at a price of $0.523 per share.

	March 31, 2007
(amounts in thousands except per share data)	Actual	Pro Forma

Capitalization:
Issuable warrants(1)	$4,600	$—
Series C convertible preferred stock, $1.00 par value, 560,000 shares authorized, 439,784 and 0 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	32,903	32,903
Series D convertible preferred stock, $1.00 par value, 560,000 authorized shares, 100,000 and 0 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	6,327	6,327
Commitments and contingencies
Stockholders’ deficit:
Preferred stock—undesignated preferred stock, $1.00 par value, 6,550,357 shares authorized, 0 shares issued and outstanding at March 31, 2007 and December 31, 2006	—	—
Common stock, $.0001 par value, 60,000,000 shares authorized, 26,743,657 issued and outstanding at March 31, 2007 and December 31, 2006, respectively	3	6
Treasury stock, at cost; 31,450 common shares at March 31, 2007 and December 31, 2006	(67)	(67)
Additional paid-in capital(1)	167,986	187,968
Accumulated other comprehensive loss	(1)	(1)
Accumulated deficit	(191,736)	(191,736)
Total stockholders’ deficit	(23,815)	(3,830)
Total Capitalization	$20,015	$35,400

(1)
We estimated the fair value of the warrants using a Black-Scholes methodology. Significant assumptions included closing stock price as of March 30, 2007 of $0.37 per share and a volatility factor of 87%. The fair value of the warrants will fluctuate due to many factors, including, but not limited to, the fair value of common stock and the volatility in the underlying common stock. The liability will be revalued at each balance sheet date to reflect the current fair value of the warrants or upon the registration of the shares underlying the warrants, whichever is sooner within the quarter. The value is expected to fluctuate significantly from period to period as the majority of the value in the liability relates to our volatile current stock price and the remaining term of the warrants. Thus for the pro forma presentation, we utilized the same value that was ascribed in the balance sheet as of March 31, 2007 as the assumption is as if the underlying shares for the warrants were registered as of that point in time and have reclassified the warrant liability to equity. The pro forma also assumes that as of March 31, 2007, all the warrants are exercised which increases cash, common stock and additional paid in capital for the value of the exercise price.

The preceding table excludes:

•	4,210,686 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2007;

•	607,710 shares of common stock available for future grant under our stock option plans as of March 31, 2007; and

•	375,296 shares of common stock issuable upon exercise of other warrants outstanding as of March 31, 2007.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and related notes and other financial data included elsewhere in this prospectus.

The following tables present selected financial data at and for the years ended December 31, 2002, 2003, 2004, 2005, 2006 and for the three months ended March 31, 2006 and 2007. The statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data at December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2002, 2003 and 2004 and the statements of operations data for the year ended December 31, 2002 and 2003, have been derived from our audited financial statements not included in this prospectus. The balance sheet data as of March 31, 2006 and 2007 and the statements of operations data for the three months ended March 31, 2006 and 2007, have been derived from our unaudited financial statements included in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$2,390	$2,969	$2,542	$8,647	$25,951	$1,378	$7,968
Operating expenses:
License expense	—	1,000	2,500	—	—	—	5,500
Research and development expense	10,311	22,684	24,764	53,983	42,800	17,879	6,859
General and administrative expense	3,903	5,173	6,360	9,110	20,540	4,010	4,514

Loss from operations	(11,824)	(25,888)	(31,082)	(54,446)	(37,389)	(20,511)	(8,905)
Loss in investment in DOV Bermuda	(1,017)	—	—	—	—	—	—
Interest income	1,067	851	934	3,712	2,894	836	513
Interest expense	(2,017)	(2,947)	(2,954)	(2,502)	(4,008)	(600)	(91)
Debt conversion and other income (expense), net	(3,029)	1,104	(8)	(5)	(5,612)	6	8,401

Net loss before tax	(16,820)	(26,880)	(33,110)	(53,241)	(44,115)	(20,269)	(82)
Income tax benefit	—	149	189	273	5,747	—	—

Net loss	$(16,820)	$(26,731)	$(32,921)	$(52,968)	$(38,368)	$(20,269)	$(82)
Basic and diluted net loss per share	$(1.47)	$(1.73)	$(1.67)	$(2.32)	$(1.55)	$(0.87)	$—

Weighted average shares used in computing basic and diluted net loss per share	11,440,731	15,489,426	19,729,765	22,837,265	24,703,333	23,199,611	26,687,472

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2006	2007
Balance Sheet Data:	(in thousands)
Cash and cash equivalents and marketable securities	$60,346	$52,162	$132,222	$97,552	$42,292	$73,897	$21,413
Working capital (1)	54,114	46,516	91,334	78,516	21,137	55,744	16,854
Total assets	66,150	53,852	136,723	102,187	50,361	82,460	27,681
Short-term debt	—	—	—	—	16,022	—	—
Long-term debt	13,800	14,886	65,000	80,000	53,978	80,000	—
Issuable warrants	—	—	—	—	—	—	4,600
Series B preferred stock	355	355	—	—	—	—	—
Series C preferred stock	—	—	—	—	—	—	32,903
Series D preferred stock	—	—	—	—	—	—	6,327
Accumulated deficit	(40,665)	(67,396)	(100,317)	(153,285)	(191,653)	(173,554)	(191,736)
Total stockholders' (deficit) equity	40,759	35,905	27,936	(19,301)	(29,634)	(36,662)	(23,815)

(1)	Represents current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with our financial statements and related notes and other financial information contained elsewhere in this prospectus.

Liquidity/Going Concern

In March 2007, we consummated an Exchange Offer pursuant to which $67.5 million in principal amount of DOV’s outstanding convertible subordinated debentures were exchanged for 439,784 shares of series C and 100,000 shares of series D convertible preferred stock and $14.3 million in cash, which included $843,000 of accrued interest. Additionally, the $2.5 million in principal amount of debentures that remained outstanding after the consummation of the Exchange Offer was repaid for $2.6 million (an amount equal to par plus accrued interest). Please refer to note 7 to our March 31, 2007 financial statements beginning on F-2 of this prospectus. Although we estimate that we have remaining capital to fund operations through December 31, 2007, we will continue to have capital needs. We intend to raise additional capital in 2007 through public or private financing or collaborative agreements; however, if adequate funds are not available to us as we need them, we will be required to curtail significantly or eliminate at least temporarily one or more product development programs. For example, many investors that invest in biopharmaceutical companies may be unwilling to invest in our securities because we are not listed on a national securities exchange. In addition, various legal requirements and restrictions may limit the amount of funds that we may raise in certain types of privately negotiated financing transactions. Accordingly, these matters raise substantial doubt over our ability to continue as a going concern.

Executive Overview

We are a biopharmaceutical company focused on the discovery, in-licensing and development of novel drug candidates for central nervous system, or CNS, disorders. Since our inception, we have incurred significant operating losses and we expect to do so for the foreseeable future. As of March 31, 2007, we had an accumulated deficit of $191.7 million. We have depended upon equity and debt financings and license fee and milestone payments from our collaborative partners and licensees to fund our research and product development programs and expect to do so for the foreseeable future.

We anticipate that our quarterly results of operations will fluctuate for several reasons, including the timing and extent of research and development efforts, the timing of milestone, license fee and royalty payments and the timing and outcome of regulatory approvals.

In pursuing our strategy, we enter into collaboration and/or license agreements with strategic partners from time to time. We currently have relationships with Neurocrine, XTL and Wyeth. In 1998, we sublicensed the worldwide development and commercialization of indiplon to Neurocrine in exchange for the right to receive payments upon the achievement of certain clinical development milestones and royalties based on product sales, if any. Neurocrine filed two NDAs for indiplon for the treatment of insomnia in April and May 2005. The FDA issued an approvable letter for a 5 mg and 10 mg IR formulation and a non-approvable letter for a 15 mg MR formulation in May 2006. Neurocrine plans to resubmit its NDA for indiplon capsules by the end of the second quarter of 2007. All descriptions of Neurocrine’s clinical development and clinical trial results for indiplon are based solely on Neurocrine’s public disclosures through May 30, 2007.

On August 5, 2004, we entered into an agreement with Merck for the worldwide development and commercialization of all indications for DOV 21,947 and certain indications for DOV 216,303 in exchange for a $35 million up-front payment and the right to receive further payments of up to $420.0 million upon the achievement of certain milestones and royalties based on product net sales, if any. As described below, this agreement was amended in 2005. The up-front payment was deferred and amortized to revenue over the estimated research and development period. On August 5, 2005, we amended our agreement with Merck such that we agreed to assume responsibility for certain development work for DOV 21,947, subject to reimbursement for certain of our development costs in certain circumstances. In December 2006, the amendment and original license agreement were terminated.  Thus the remaining deferred revenue of $22.2 million was recognized in the fourth quarter of 2006 upon such termination. There were no payments due to Merck upon the termination of either the amendment or the original license agreement.

On January 15, 2007, we entered into an agreement with XTL relating to bicifadine. Under the agreement we granted XTL the exclusive right to develop products incorporating bicifadine for the treatment of human diseases, disorders and conditions, except for treatment of symptoms in certain areas of women’s health. We received an up-front payment of $6.5 million, of which $5.0 million was paid to Wyeth as a result of the acceleration of a milestone payable pursuant to our agreement with Wyeth.  In addition, we paid to Elan $500,000 pursuant to our agreement with them. Additionally, XTL was required to make a $1.0 million payment to DOV within 30 days if we successfully transferred to XTL an existing IND and certain program documentation relating to bicifadine. Such transfers were completed and XTL made such payment to us in February 2007.  Total up-front and milestone payments by XTL under the agreement could exceed $130.0 million if all milestones are achieved, with escalating low double-digit royalties on annual net sales of bicifadine.  XTL will fund future research, development, manufacturing and commercialization costs of bicifadine. As the up-front payment was not associated with continuing obligations from us, the payment was recorded as revenue in the first quarter of 2007.

Our revenue has consisted primarily of license fees and milestone payments from our collaborative partners and licensees. We record revenue on an accrual basis when amounts are considered collectible. In accordance with EITF 00-21, we evaluate all new agreements to determine if they are a single unit of accounting or separable. Revenue received in advance of performance obligations, or in cases where we have a continuing obligation to perform services, is deferred and amortized over the performance period. Revenue from milestone payments that represent the culmination of a separate earnings process is recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. License and milestone revenue are typically not consistent or recurring in nature. Our revenue has fluctuated from year-to-year and quarter-to-quarter and this will likely continue. In 2007, our revenue is expected to reflect the up-front payment received from XTL on the licensing of bicifadine and the reimbursement for certain work and expenditures that we are incurring on their behalf.

Our operating expenses consist primarily of license expense, costs associated with research and development and general and administrative costs associated with our operations. Research and development expense consists primarily of compensation and other related costs of our personnel dedicated to research and development activities, clinical and preclinical trial expenses, including toxicology studies, costs of manufacturing clinical and preclinical trial materials, and professional fees related to clinical trials and patent strategy and prosecution. General and administrative expense consists primarily of the costs of our senior management, finance and administrative staff, business insurance, professional fees, including fees associated with investment bankers and lawyers engaged to advise us in relation to our debentures, and costs associated with being a public reporting entity. The recently consummated Exchange Offer effected a technical change of control and pursuant to the 2000 Plan, all outstanding options issued prior to January 2007 and restricted stock awards were immediately accelerated. Thus, we recognized a non-cash compensation charge in the first quarter of 2007 of approximately $5.9 million.

It is not unusual for the clinical development of our types of products to each take five to ten years or more, and for total development costs for each to exceed $100 million. We are no longer responsible financially for the clinical programs for indiplon or for bicifadine, and we are unable to estimate the amount of expenditures necessary to complete any of such product candidates’ development. As of December 31, 2006, we had spent approximately $75.6 million on the development of bicifadine in connection with its clinical development programs. Additionally, we incurred $8.0 million in technology license fees for the two products and the Elan technology and $5.3 million on the acquisition of the remaining rights to these products from Elan. As of December 31, 2006, we had incurred approximately $3.2 million, $3.7 million and $4.0 million in development expenses for DOV 21,947, DOV 216,303 and DOV 102,677, respectively.

In 2007 our research and development expenses are expected to be reduced from 2006 and will be funded with our existing cash. However, we will need additional funding to continue our program development and operations. For DOV 21,947, we initiated a Phase I clinical trial in April 2007 and intend to initiate a Phase II clinical trial in the fourth quarter of 2007. We intend to select an uptake inhibitor development candidate from our preclinical pipeline in the second quarter of 2007, file an IND for the selected compound with the FDA in early 2008 and undertake the necessary expenditures to enable initiation of a Phase I clinical study in the first half of 2008.

We expect that the development of our product candidates in clinical development will require substantial additional time and expense. The time and cost of completing the clinical development of our product candidates will depend on a number of factors, including the disease or medical condition to be treated, clinical trial design and endpoints, availability of patients to participate in trials, the results of clinical trials, the number of clinical trials required to be conducted, unanticipated trials, the length of time of the regulatory review process, the relative efficacy of the product versus treatments already approved and our ability to enter into new development collaborations. In light of these many uncertainties, we are unable to estimate the length of time or costs required to complete the development of these product candidates.

Results of Operations

Three Months Ended March 31, 2007 and 2006

Revenue. Our revenue for the three months ended March 31, 2007 was comprised of the $7.5 million received from XTL pursuant to the licensing of bicifadine on January 15, 2007 and from reimbursement of certain costs incurred by us for services provided during the transition period following the consummation of the licensing transaction. Our revenue for the three months ended March 31, 2006 was comprised of $1.4 million of amortization of the $35.0 million up-front fee we received on the signing of the license, research and development agreement for our collaboration with Merck. The up-front payment was deferred and amortized to revenue over the estimated research and development period of 72 months. In December 2006, the license agreement was terminated. Thus the remaining deferred revenue was recognized during the fourth quarter of 2006 upon such termination and thus no revenue was recorded in the first quarter of 2007.

Research and Development Expense. Research and development expense decreased $11.0 million to $6.9 million for the first quarter of 2007 from $17.9 million for the comparable period in 2006. Approximately $10.4 million of the decrease was associated with decreased clinical development costs of $10.1 million for bicifadine, $278,000 for DOV 273,547 and $64,000 for DOV 102,677. The remaining decrease in research and development expense related to decreased travel expenses of $357,000 and professional fees of $501,000 offset by an increase in payroll and associated overhead expense of $424,000. The increase in payroll and associated overhead is primarily the result of an increase in non-cash stock compensation of $2.3 million related to the acceleration of certain stock options as a result of the change of control effected by the consummation of the Exchange Offer, offset by a net decrease in payroll related expenses for a decrease in headcount of approximately 54 employees from the comparable period in 2006. The net decrease in professional fees primarily related to consulting fees, recruitment fees and legal fees related to patents.

General and Administrative Expense. General and administrative expense increased $503,000 to $4.5 million for the first quarter of 2007 from $4.0 million for the comparable period in 2006. The increase was primarily attributable to an increase of $822,000 in payroll and related benefits, $271,000 in rent, offset by decreased office and related expenses of $297,000 and $211,000 in professional fees. The increase in payroll and associated overhead is primarily the result of an increase in non-cash stock compensation of $1.5 million related to the acceleration of certain stock options as a result of the change of control effected by the consummation of the Exchange Offer, offset by a net decrease in payroll related expenses for a decrease in headcount of approximately 11 employees from the comparable period in 2006. Of the $297,000 decrease in office and related expenses, $161,000 is related to decreased marketing research expenses.

License Expense. License expense for the first quarter of 2007 is comprised of the $5.0 million paid to Wyeth and $500,000 paid to Elan in connection with the licensing of certain rights to bicifadine to XTL in January 2007. As these milestone payments are prior to FDA approval, the entire amount was expensed in the first quarter of 2007.

Interest Income. Interest income decreased $323,000 to $513,000 in the first quarter of 2007 from $836,000 in the comparable period in 2006 primarily due to lower average cash balances, offset by higher effective interest rate yield.

Interest Expense. Interest expense decreased $509,000 to $91,000 from $600,000 in the comparable period in 2006 primarily due to the completion of the Exchange Offer and the exchange transactions in the third quarter of 2006 which reduced the aggregate bonds outstanding from $80 million in original principal amount to $70 million in original principal amount. Please refer to note 7 of our financial statements for March 31, 2007 beginning on F-2.

Gain on Extinguishment of Convertible Debentures and Other Income,Net. In March 2007, we consummated the Exchange Offer pursuant to which $67.5 million in principal amount of our outstanding convertible subordinated debentures were exchanged for 439,784 shares of series C and 100,000 shares of series D convertible preferred stock and $14.3 million in cash, which included interest of $843,000. The exchange transaction falls under the guidance of SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. The difference between the amount of the face value of the debentures and the fair value of the assets given up in the exchange of $8.4 million is recorded as a gain on debt extinguishment in the first quarter of 2007. Please refer to note 7 to our financial statements for March 31, 2007 beginning on F-2.

Years Ended December 31, 2006 and 2005

Revenue. Our revenue for the year ended December 31, 2006 and 2005 was $26.0 million and $8.6 million, respectively including amortization of $26.0 million and $6.6 million in 2006 and 2005, respectively relating to the $35 million up-front fee we received on the signing of the license, research and development agreement for our collaboration with Merck. The up-front payment was deferred and amortized to revenue over the estimated research and development period. In December 2006, the amendment and original license agreement were terminated. Thus the remaining deferred revenue of $22.2 million was recognized during the fourth quarter of 2006 upon such termination. During the year ended December 31, 2005 we recorded a $2.0 million milestone payment under the Neurocrine agreement.

Research and Development Expense.  Research and development expense decreased $11.2 million to $42.8 million for the year ended December 31, 2006 from $54.0 million for the comparable period in 2005. The decrease in research and development expense is primarily associated with lower external development costs of $14.8 million and lower net office related expenses of $476,000 offset by increased payroll and payroll related expenses of $3.5 million, $409,000 in rent expense and $154,000 in professional fees. Included in the decrease in external development costs are decreases of $6.3 million for bicifadine, $4.7 million for our anti-anxiety compounds, $1.7 million for DOV 102,677, $1.2 million for DOV diltiazem, $243,000 for DOV 216,303 and $600,000 for our discovery and preclinical programs.  The increase in payroll and payroll related expenses is primarily the result of an increase in non-cash stock compensation of $2.9 million and an overall net increase in headcount as we expanded our operations in the first quarter of 2006. The net increase in rent is primarily related to our Somerset facility.

General and Administrative Expense. General and administrative expense increased $11.4 million to $20.5 million in the year ended December 31, 2006 from $9.1 million for the comparable period in 2005. The increase is primarily related to an increase of $7.5 million in payroll and payroll related expenses, $2.0 million in rent related to our Somerset facility, $827,000 in office and related expenses, $800,000 in broker fees and expenses in relation to the sale of our state operating losses, $261,000 for professional fees and $172,000 in marketing research expenses, offset by a decrease in travel and entertainment expenses of $179,000. The increase in payroll and associated overhead is primarily the result of an increase in non-cash stock compensation expense of $5.9 million for stock options and $1.2 million for restricted stock, an increase in severance obligations of $1.4 million for our then chief executive officer, Dr. Hudson, and our then general counsel, Mr. Horton, pursuant to their respective severance agreements offset partly by a decrease in severance obligation recorded in the comparable period in 2005 of $790,000 for our then chief executive officer, Dr. Lippa. Included in these non-cash compensation charges are charges of $4.3 million related to the acceleration of stock options and RSAs for Dr. Hudson and $1.1 million resulting from the acceleration of all outstanding stock options for Mr. Horton, pursuant to their respective severance agreements. The non-cash compensation charges are based on the fair value of the RSAs and options at the date of grant as opposed to current fair value. The increase in office and office related expenses is due primarily to increased facility build-out expenses, supplies and utilities related to our Somerset facility.

Interest Income. Interest income decreased $817,000 to $2.9 million in the year ended December 31, 2006 from $3.7 million in the comparable period in 2005 primarily due to lower average cash balances offset in part by a higher effective interest rate yield.

Interest Expense. Interest expense increased $1.5 million to $4.0 million in the year ended December 31, 2006 from $2.5 million in the comparable period in 2005. In the year ended December 31, 2006 and 2005 we incurred $1.9 million and $2.0 million in interest expense on the convertible debentures placed in December 2004 and January 2005. In addition, in the year ended December 31, 2006, we amortized $2.1 million of deferred issuance costs on our convertible subordinated debt due to the requirement that we offer to repurchase the obligations upon our delisting from NASDAQ. In 2005, we recorded $400,000 in amortization of deferred charges on this debt. Please refer to Note 7 of our financial statements for the year ended December 31, 2006 beginning on F-28.

Debt Conversion Expense and Other Expenses, net. On July 26, 2006, we exchanged an aggregate of 3,445,000 shares of our common stock for an aggregate of $10 million in original principal amount of our outstanding convertible debentures. As a result of the exchange, and as required by SFAS 84 “Induced Conversions of Convertible Debt” we recorded a $5.7 million non-cash charge related to the fair value of the additional shares issued to induce the exchange. Please refer to Note 7 of our financial statements for the year ended December 31, 2006 beginning on F-28.

Income Tax Benefit. In 2006 and 2005 we sold a portion of our previous years’ state net operating losses as part of the New Jersey Economic Development Authority technology business tax certificate program, thus recognizing a net income tax benefit of $5.7 million and $273,000, respectively.

Years Ended December 31, 2005 and 2004

Revenue. Revenue increased $6.1 million to $8.6 million in 2005 from $2.5 million in 2004. In 2005 and 2004, our revenue was comprised of $6.6 million and $2.4 million, respectively, of amortization of the $35.0 million fee we received on the signing of the license, research and development agreement for our collaboration with Merck. The up-front payment was deferred and amortized to revenue over the estimated research and development period. As of June 1, 2005, we revised this estimate to 72 months from 51 months and, accordingly, the amortization of the remaining balance beginning June 1, 2005 reflects this revised time period. This adjustment to the estimate for the development period was made as a result of the need to collect and assess additional clinical data, which has extended the total development timeline. In addition, in 2005 we recorded $2.0 million for the achievement of a milestone under the Neurocrine agreement described above. In 2004, we recorded $140,000 of contract services revenue associated with work we performed under the Merck collaboration.

License Expense. License expense for 2004 is comprised of the $2.5 million paid to Wyeth for the licensing of certain rights to DOV 216,303 to Merck in August 2004. As this milestone payment is prior to FDA approval, the entire amount was expensed in the third quarter of 2004.

Research and Development Expense. Research and development expense increased $29.2 million to $54.0 million in 2005 from $24.8 million in 2004. The increase in research and development expense was primarily associated with increased external development costs of $23.4 million, compensation and related expenses of $3.7 million and associated overhead of $2.1 million as we increased our personnel to support our expanded programs, offset by a decrease in non-cash stock compensation to outside consultants of $183,000. Included in the increase in external development costs is an increase of $20.1 million for bicifadine, $2.1 million for ocinaplon, $716,000 for DOV dilitazem, $332,000 for DOV 102,677 and $2.3 million for our discovery and preclinical programs offset by a decrease in costs of $996,000 for DOV 21,947, $856,000 for DOV 51,892 and $305,000 for DOV 216,303.

General and Administrative Expense. General and administrative expense increased $2.7 million to $9.1 million in 2005 from $6.4 million in 2004. The increase was primarily attributable to an increase in compensation expense of $2.4 million and professional fees of $365,000. The increase in compensation expense is due primarily to $790,000 in severance expense related to the termination of employment of our co-founder Dr. Lippa, $809,000 in non-cash compensation expense related to the amortization of the restricted stock granted to Dr. Hudson upon his appointment as Chief Executive Officer in July 2005 and to Dr. Lippa, our former Chief Executive Officer, in May 2005 (please refer to note 11 of our financial statements for the year ended December 31, 2006 beginning on F-32) and $497,000 related to compensation and related expenses of $323,000 as we increased our personnel to support our operations. Professional fees increased primarily due to an increase in consulting fees of $237,000 and in legal fees of $295,000.

Interest Income. Interest income increased $2.8 million to $3.7 million from $934,000 in 2004 primarily due to higher average cash balances and the increase in average interest rates over the period.

Interest Expense. Interest expense decreased $452,000 to $2.5 million in 2005 from $3.0 million in 2004. We recorded an increase in interest expense of $2.0 million on the convertible debentures placed in December 2004 and January 2005 and $400,000 in amortization of deferred charges on this debt in 2005. This increase was offset by a decrease of $2.9 million of interest recorded on our convertible promissory note and convertible line of credit promissory note in 2004. This decrease was due to the conversion of the notes in May 2004 and January 2005.

Other Expense, net. Other expense, net was virtually unchanged from prior year.

Income Tax Benefit. In 2005 and 2004 we sold a portion of our previous years’ state net operating losses as part of the New Jersey Economic Development Authority technology business tax certificate program, thus recognizing an income tax benefit of $273,000 and $290,000, respectively. In 2004, taking into account the $35.0 million up-front fee we received on the closing of the license, research and development agreement for our collaboration with Merck, we generated taxable income for the 2004 tax year under the New Jersey alternative minimum assessment thus recognizing an income tax expense to $101,000.

Liquidity and Capital Resources

At March 31, 2007, our cash and cash equivalents and marketable securities totaled $21.4 million as compared with $42.3 million at December 31, 2006. The decrease in cash balances at March 31, 2007 resulted primarily from approximately $17.8 million of cash used in consummating the Exchange Offer and redeeming the remaining debentures.  At March 31, 2007, we had working capital of $16.9 million compared with $21.1 million at December 31, 2006. Although we estimate that we have remaining capital to fund operations through December 31, 2007, we will continue to have capital needs. We intend to raise additional capital in 2007 through public or private financing or collaborative agreements; however, if adequate funds are not available to us as we need them, we will be required to curtail significantly or eliminate at least temporarily one or more product development programs. For example, many investors that invest in biopharmaceutical companies may be unwilling to invest in our securities because we are not listed on a national securities exchange. In addition, various legal requirements and restrictions may limit the amount of funds that we may raise in certain types of privately negotiated financing transactions. Accordingly, these matters raise substantial doubt over our ability to continue as a going concern.

Net cash used in operations during the quarter ended March 31, 2007 amounted to $3.1 million as compared to $19.9 million in the same period of 2006. The decrease in cash used in operations resulted primarily from the decrease in clinical development activities and the reduction of personnel. Net non-cash expense related to stock-based compensation and depreciation and amortization expenses was $5.9 million in the three months ended March 31, 2007 and $2.6 million in the comparable period in 2006.

Net cash used in investing activities during the quarter ended March 31, 2007, was $7.9 million as compared to $19.3 million provided by investing activities during the same period in 2006. This fluctuation resulted primarily from the timing differences in investment purchases, sales and maturities and the fluctuations in our portfolio mix between cash equivalents and short-term investment holdings. We expect similar fluctuations to continue in future periods. In February 2006, we committed to a ten-year operating lease for a 133,686 square foot facility in Somerset, New Jersey which has served as our corporate headquarters and principal place of business since June 2006. In connection with this lease, we entered into a stand-by letter of credit facility for $4.2 million to serve as collateral for our performance under the lease and as such this cash is not available to us through March 2016.

Net cash used in financing activities during the quarter ended March 31, 2007 was $17.8 million as compared to $593,000 provided by financing activities in the comparable period in 2006. In March 2007, we consummated the Exchange Offer pursuant to which $67.5 million in principal amount of our convertible subordinated debentures were exchanged for 439,784 shares of series C and 100,000 shares of series D convertible preferred stock and $14.3 million in cash, which included $843,000 of accrued interest which is not classified as a financing activity. Additionally, the $2.5 million in principal amount of Debentures that remained outstanding after the consummation of the Exchange Offer was repaid for $2.6 million (an amount equal to par plus accrued interest). The Company incurred approximately $1.8 million for costs related to the Exchange Offer.

Factors That May Affect Future Financial Condition and Liquidity

We believe that our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements until at least December 31, 2007. Our future capital uses and requirements depend on numerous factors, including:

•	our progress with research and development;

•	our ability to maintain and establish, and the scope of, collaborations that finance research and development of our clinical candidates;

•	the progress and success of clinical trials and preclinical studies of our product candidates;

•	the costs and timing of obtaining, enforcing and defending our patent and intellectual rights; and

•	the costs and timing of regulatory approvals.

In addition to the foregoing, our future capital uses and requirements are also dependent in part on the ability of our licensees and collaborative partners to meet their obligations to us, including the fulfillment of their development and commercialization responsibilities in respect of our product candidates. Our sublicensee and collaborative partners, Neurocrine and XTL, may encounter conflicts of interest, changes in business or clinical strategy, or they may acquire or develop rights to competing products, all of which could adversely affect their ability or willingness to fulfill their obligations to us and, consequently, require us to satisfy, through the commitment of additional funds or personnel or both, any shortfalls in their performance.

To meet future capital requirements, we may attempt to raise additional funds through equity or debt financings, collaborative agreements with corporate partners or from other sources. If adequate funds are not available, or available on an acceptable basis, we may be required to curtail or delay significantly one or more of our product development programs. In addition, future milestone payments under some of our collaborative or license agreements are contingent upon our meeting particular research or development goals. The amount and timing of future milestone payments are contingent upon the terms of each collaborative or license agreement. Milestone performance criteria are specific to each agreement and based upon future performance. Therefore, we are subject to significant variation in the timing and amount of our revenues, milestone expenses and results of operations from period to period.

Contractual Obligations

Future minimum payments for all contractual obligations for years subsequent to March 31, 2007, are as follows:

	Payments Due by Period
	Less than 1 Year	1- 3 Years	3- 5 Years	More Than 5 Years	Total

Operating leases	$2,862,338	$5,703,216	$6,001,833	$12,257,558	$26,824,945
Other contractual liabilities(1)	607,441	95,263	—	—	702,704

Total	$3,469,779	$5,798,479	$6,001,833	$12,257,558	$27,527,649

(1)
We have entered into contracts with an investment banker and a real estate broker. The contracts will require substantial fees upon the successful closing of certain transactions in relation to either an acquisition of our assets or equity or the sublease of all or part of our existing facility. These amounts have been excluded from the table as the costs are not quantifiable or certain at this time.

The table above excludes future milestones and royalties (as summarized in the table below) that may be owed to Wyeth, Elan and Biovail Laboratories, Inc., under terms of existing agreements as payments are contingent upon future events. We do not expect to pay any royalties under these agreements in 2007.

	Milestone Payments			Royalty/Payments on Net Sales, if Any
	NDA Filing	NDA Approval or Marketing Authorization	Upon License or Introduction to Market
Bicifadine	—	$4,500,000	$500,000	5.5%
DOV 21,947(1)	—	$2,250,000	—	—
DOV 102,677(1)	—	$2,250,000	—	—
DOV 216,303(1)	—	$4,500,000	—	3.5%
DOV Diltazem	—	$3,000,000	—	Up to $7.5 million
Ocinaplon	$2,500,000	$4,500,000	$2,000,000	3.5%

(1) We are obligated to pay milestones upon NDA (or equivalent) approval in the United States, Europe or Japan, but only if such milestone becomes payable prior to payment of the $4.5 million milestone payable on an NDA (or equivalent) approval for DOV 216,303. Any milestone payments made with respect to DOV 21,947 or DOV 102,677 reduce, dollar-for-dollar, our $4.5 million milestone obligation for DOV 216,303.

The table also excludes any severance or termination payments that would be due to certain of our employees under their employment contracts should they be terminated without cause or terminate following a change of control, as defined in their agreements, prior to the expiration of their contract term as the amounts are not determinable at this time. If on March 31, 2007 the relevant employees were terminated without cause the amounts due pursuant to these contracts would have been $860,000. We file our employment agreements with our current and former executive officers with the SEC and these agreements are available at www.sec.gov.

Off-Balance Sheet Arrangements

The $70 million of outstanding Debentures we had outstanding at December 31, 2006 were convertible into approximately 3.5 million shares of our common stock.  If all these Debentures were converted, our stockholders would have experienced significant dilution. We would not have received any additional cash proceeds upon the conversion of the Debentures. In July 2006, we exchanged an aggregate of 3,445,000 of our common stock for an aggregate of $10 million in original principal amount of these Debentures. We have canceled the Debentures received in the exchange transactions which reduced the aggregate Debentures outstanding from $80 million in original principal amount to $70 million in original principal amount. With this reduction in principal amount, the shares reserved for issuance upon conversion of the Debentures has been reduced to 3,076,923. Upon the consummation of the Exchange Offer on March 15, 2007, we made a cash payment of $14.3 million and issued 439,784 shares of our series C convertible preferred stock, and 100,000 shares of our series D convertible preferred stock in exchange for $67.5 million Debentures. Additionally, the $2.5 million in principal amount of Debentures that remained outstanding after the consummation of the Exchange Offer was recently accelerated by the majority holder of such Debentures in accordance with the Indenture governing the Debentures and, on March 29, 2007, we repaid such Debentures at par plus accrued interest.

Accounting Changes

In July 2006, the FASB issued FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practices associated with certain aspects of recognition and measurement related to accounting for income taxes. We adopted the provisions of FIN 48 as of January 1, 2007 and have analyzed our filing positions in all open tax years in jurisdictions where we may be obligated to file returns. We have identified our Federal tax return and our state tax return in New Jersey as “major” tax jurisdictions, as defined. We believe that our income tax filing position and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to our financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, we did not record a cumulative effect adjustment related to the adoption of FIN 48.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the first fiscal quarter of 2008 and we will adopt the statement at that time. We are currently evaluating the impact this statement will have on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which for us will be as of the beginning of fiscal 2008. We are currently evaluating the impact this statement will have on our consolidated financial position or results of operations.

Critical Accounting Policies

  The preparation of financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Collaboration and license agreements. Revenue from up-front payments, technology license fees and milestone payments received for the delivery of products and services representing the culmination of a separate earnings process is recognized when due and the amounts are judged to be collectible. Revenue from up-front payments, technology license fees and milestone payments received in connection with other rights and services, which represent continuing obligations to us, is deferred and recognized over the term of the continuing obligation. Historically, recognition of revenue for such an up-front payment included an estimate by management as to the development period associated with such up-front payments.

Research and development. Research and development costs are expensed when incurred and include allocations for payroll and related costs and other corporate overhead.  Costs assigned to assets to be used in a particular research and development project acquired that have no alternative further use are charged to expenses as in-process research and development expense as of the date of consummation.

Stock-based compensation. In general, we grant stock options to employees for a fixed number of shares with an exercise price equal to the fair market value of our common stock on the date of grant. Beginning on January 1, 2006, we began accounting for stock options under the provisions of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions for SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. We have used the Black-Scholes valuation model, or BSM, to estimate fair value of our stock-based awards, which requires various judgmental assumptions including estimating stock price volatility, forfeiture rates, and expected life. Our computation of expected volatility is based on our historical volatility. In addition, we consider many factors when estimating expected forfeitures and expected life, including types of awards, employee class and historical experience. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

We adopted SFAS 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. Our consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Investments. We review our investment portfolio for potential “other-than-temporary” declines in value on an individual investment basis. We assess, on a quarterly basis, significant declines in value that may be considered other-than-temporary and, if necessary, recognize and record the appropriate charge by writing-down the carrying value of such investments. In making this assessment, we take into consideration a wide range of objective and subjective information, including but not limited to the following: the magnitude and duration of historical decline in market prices, credit rating activity, assessments of liquidity, public filings and statements made by the issuer. We have not identified any investments with “other-than-temporary” declines in value as of December 31, 2006.

Income taxes. We have net deferred tax assets at December 31, 2006 that are totally offset by a valuation allowance due to our determination that the criteria for recognition have not been met. We believe that a full valuation allowance on deferred tax assets will continue to be required if losses are reported in future periods. If, as a result of profitable operations, we determine that we are more likely than not able to realize our net deferred tax assets in the future, an adjustment to the deferred tax asset would be made, increasing income (or decreasing loss) in the period in which such a determination is made.

On an ongoing basis, we evaluate our estimates that affect our reported assets, liabilities, revenues, earnings, financial position and various disclosures. We base our estimates on circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and conditions. Our significant accounting policies are also described in note 3 to our financial statements for the year ended December 31, 2006 included in this prospectus.

BUSINESS

OVERVIEW

We are a biopharmaceutical company focused on the discovery, acquisition and development of novel drug candidates for central nervous system, or CNS, disorders. We have active drug development programs that are at the preclinical, Phase I and Phase II clinical stages, including DOV 21,947 (entering Phase II for depression), DOV 102,677 (Phase I for alcohol abuse) and an active preclinical discovery program in reuptake inhibitors and GABA modulators. We have entered into a sublicensing agreement with Neurocrine for indiplon for the treatment of insomnia and with XTL for bicifadine for the treatment of pain. We are seeking a partner for DOV diltiazem for the treatment of angina and hypertension. We operate principally in the United States but also conduct clinical studies outside the United States.

DOV 21,947, our lead product candidate for depression, is a triple reuptake inhibitor (serotonin, norepinephrine and dopamine uptake inhibitor), or TRI. We initiated a Phase I clinical trial in April of 2007 and intend to initiate a 300-patient Phase II clinical trial in the fourth quarter of 2007. DOV 21,947 is related to DOV 216,303, another of our TRIs. In 2005, we announced statistically significant efficacy results from a Phase II clinical trial with DOV 216,303 for the treatment of depression. DOV 102,677 is another of our TRIs, for which the next study will be a Phase I clinical trial in normal volunteers and may be initiated once appropriate funding is available.

Our reuptake inhibitor platforms, including TRIs, NEDs (norepinephrine and dopamine reuptake inhibitors), SADs (serotonin and dopamine reuptake inhibitors), and SNRIs (serotonin and norepinephrine reuptake inhibitors) can be tailored to create compounds that are able to treat a wide variety of neuropsychiatric disorders ranging from depression and attention deficit hyperactivity disorder to pain and obesity.  We have molecules belonging to each of these classes in various stages of preclinical development. We intend to select a triple reuptake inhibitor development candidate from our preclinical pipeline in the second quarter of 2007, file an investigational new drug (“IND”) application for the selected compound with the FDA in early 2008 and undertake the necessary expenditures to enable initiation of a Phase I clinical study in the first half of 2008.

The primary objective of our GABA modulator program is the development of a molecule producing a robust anti-anxiety action without the side effects associated with benzodiazepines such as diazepam (Valium®).  Molecules fitting this profile are in various stages of preclinical development.  Further, GABA modulators also have proven utility as sedative-hypnotics, anticonvulsants, and muscle relaxants, and we have discovered several unique structural platforms that may be developed for these indications.

Indiplon has consistently demonstrated decreased time to sleep onset, improved measures of sleep maintenance and duration and improved sleep quality with no next day impairment in over 70 clinical trials involving nearly 8,000 patients. Neurocrine has announced that it plans to resubmit its New Drug Application (NDA) for indiplon capsules by the end of the second quarter of 2007.

Bicifadine has been shown to be effective in treating pain in three placebo-controlled efficacy trials in more than 1,600 patients with acute post-surgical pain.  We have also conducted three Phase III clinical trials of bicifadine in chronic low back pain (CLBP) and one Phase II trial of bicifadine in osteoarthritis.  Bicifadine has demonstrated an attractive safety profile in short- and long-term safety studies involving more than 3,000 patients.  Also, we have completed lifetime carcinogenicity studies in rats and mice with no meaningful signals of carcinogenicity detected after approximately two years of dosing, an outcome that we expect to be acceptable to the FDA. XTL has indicated that it intends to pursue the treatment of chronic neuropathic pain for bicifadine’s further development and plans to initiate a Phase IIb clinical trial in the third quarter of 2007.

Our core scientific expertise is in the cellular and molecular pharmacology underlying neurotransmission. Our senior management team has substantial experience in CNS drug discovery and development. During their careers, they have participated in the discovery and development of new drugs that have been successfully brought to market.

OUR BUSINESS STRATEGY

Our goal is to become a leading biopharmaceutical company focused primarily on products for the treatment of CNS disorders. In October 2006, we announced a new strategic direction and strategy for the Company, the key elements of which are to:

Pursue development of our lead product candidates. We have four product candidates undergoing clinical development either by us or a sub-licensee. These product candidates address four separate and substantial pharmaceutical markets: insomnia, pain, depression and alcohol abuse. We have designed the clinical programs for the product candidates we are developing in an effort to provide clear and defined paths to attain regulatory approval. We intend to continue to devote substantial amount of our resources to earlier stage clinical testing.

Selectively establish corporate collaborations to assist in the development and commercialization of our products and mitigate financial risk. We intend to pursue corporate collaborations with partners to leverage their resources and their development, regulatory and commercialization expertise to advance the clinical development of our product candidates. We currently have collaborations with Neurocrine for indiplon and with XTL for bicifadine.

Expand our product candidate portfolio with novel drug candidates that address unmet needs in large, established markets.  We seek to identify and develop, either internally or through collaborative agreements, novel drug candidates that address unmet needs in large, established markets. We intend to continue expanding our existing product candidate portfolio by discovering and developing novel drug compounds both internally and through focused outsourced research and development. We also hope to expand our portfolio by identifying, in-licensing and developing additional compounds that are potentially superior to currently marketed products and by developing additional applications and formulations for our existing discovery and licensed compounds.

Reduce clinical development and commercialization risk by building a diversified product portfolio. We have built and intend to continue to build a portfolio of diverse product candidates to address CNS disorders to reduce the risks associated with the clinical development of any one drug. We have focused our in-licensing and development resources on compounds in all stages of research and clinical development for which there exists a significant amount of informative preclinical or clinical data. We believe this reduces the risk that these compounds will have safety concerns and enhances our chances of demonstrating efficacy in clinical trials. We focus on developing compounds with diverse mechanisms of action to limit the risk of difficulties associated with a particular mechanism of action. Finally, a single mechanism of action may have multiple therapeutic uses. We intend to investigate the efficacy of our compounds for these diverse uses in order to enhance the commercial potential of our product candidates. We believe that our portfolio approach reduces undue dependence on any single compound or therapeutic application to achieve commercial success and creates multiple potential sources of revenue.

Our ability to pursue our strategy, and to continue as a going concern, is dependent on our ability to raise significant capital. In the event we are unable to raise sufficient capital in the future, our strategy will be impacted and we may be unable to continue as a going concern.

OUR PRODUCT PIPELINE

The following table summarizes certain of our product candidates currently in development either by us or through our sub-licensees:

Product	Indication(s)	Status	Marketing Rights
Indiplon	Insomnia	Registration(1)	Neurocrine
Bicifadine	Pain	Phase II/Phase III(2)	XTL
DOV 21,947	Depression	Phase II planned for 2007	DOV
	Obesity	Preclinical	DOV
DOV 102,677	Alcohol Abuse / Alcoholism	Phase Ib contemplated(3)	DOV
Triple reuptake inhibitor	Depression	Pre-IND(4)	DOV

(1) Neurocrine has stated that it plans to resubmit its NDA for indiplon capsules by the end of the second quarter of 2007.

(2) Our partner, XTL, has stated that it intends to initiate a Phase IIb clinical trial in neuropathic pain in the third quarter of 2007 with bicifadine. Bicifadine has been studied in five Phase III clinical trials.

(3) We may initiate a Phase I clinical trial in normal volunteers for DOV 102,677 to support subsequent studies in the alcohol abuse indication once appropriate funding is available.

(4) We intend to select a triple reuptake inhibitor development candidate from our preclinical pipeline in 2007 and file an IND for the selected compound with the FDA in early 2008.

For an explanation of the terms Preclinical, Phase I, Phase II, Phase III and Registration, please refer to the text in subheading “Government Regulation” in this “Business” section.

OUR PRODUCTS UNDER DEVELOPMENT

Clinical Development Programs

Indiplon: Our Product Candidate for Insomnia

Insomnia is a neurological disorder with approximately 86 million adults in the United States reporting trouble sleeping a few nights per week or more, according to a 2006 report from Mattson Jack (an epidemiological database used to determine the prevalence of a disease or disorder). Mattson Jack also reports that approximately 26 million adults in the United States experience chronic insomnia, having trouble sleeping every night or almost every night. In addition, according to the National Sleep Foundation (2003), frequent sleep problems in individuals that are 55 to 84 years old, if ignored, can complicate the treatment of other medical conditions, including arthritis, diabetes, heart and lung disease and depression. According to IMS Health, the United States insomnia pharmaceutical market was $2.8 billion in 2005 and was expected to exceed $3.1 billion in 2006.

Researchers have found that insomnia can be treated by drugs that interact with the site of action of a natural brain chemical involved in promoting and maintaining sleep. This chemical is called gamma amino-butyric acid, or GABA, and the site of action is called the GABA A receptor. Beginning in the 1960’s, drugs that non-selectively target the GABA A receptor, known as benzodiazepines or BDZs, were used as sedatives to treat insomnia. This class of drugs produces several undesirable side effects, including negative interactions with other central nervous system depressants, such as alcohol, the development of tolerance upon repeat dosing, and rebound insomnia, or the worsening of insomnia following discontinuation of dosing. Additional side effects, due to the long half-life, or the duration of action of a compound, associated with this class of drugs include next-day residual sedation effects and impairment of coordination and memory.

During the late 1980s, a class of drugs known as non-BDZs was developed to target a specific population of GABA A receptors. The non-BDZs have been reported to produce a reduced incidence of side effects. This is believed to be attributable to the non-BDZs binding more selectively than the BDZs to a specific GABA A receptor subtype. The most commonly prescribed of the non-BDZs in the United States are Ambien ® , Ambien CR ® , Sonata ® and Lunesta ® . According to IMS Health, Ambien ® is the current market leader in the United States, with sales of $2.1 billion in 2005.

 Indiplon, our insomnia product candidate, is a non-BDZ. In 1998, we licensed indiplon from Wyeth Holdings Corporation, or Wyeth, and sublicensed it to Neurocrine. We are entitled to a 3.5 percent royalty on worldwide net sales of indiplon, if any.

Indiplon is a non-BDZ GABA A receptor agonist which acts via the same mechanism as the currently marketed non-BDZ therapeutics. However, preclinical studies suggest that indiplon has fewer side effects than currently marketed non- BDZs, including Ambien ® and Sonata ® . In Phase II and III clinical studies, indiplon demonstrated efficacy with no significant next-day residual sedation effects at clinically relevant doses.

Neurocrine has developed indiplon in both a short acting capsule formulation and a longer acting tablet formulation. To develop these two different formulations, Neurocrine has capitalized on important features of indiplon, its rapid absorption and its short half-life in the body. Based on its clinical studies, Neurocrine determined that the concentration of indiplon in the bloodstream reaches levels high enough to induce sedation approximately 15 minutes after the patient takes the pill. Indiplon is then rapidly metabolized and eliminated. The result for the patient is rapid sleep onset followed by rapid elimination of the drug from the body, reducing the risk of next-day residual sedation effects.

Indiplon has been developed to address the most prevalent forms of insomnia — difficulty falling asleep; difficulty staying asleep; and difficulty getting back to sleep after middle of the night awakenings. Both forms of indiplon are intended to improve sleep quality without creating drug induced impairment upon awakening.

Based on the results of preclinical studies and Phase I, Phase II and Phase III clinical trials of indiplon, as well as a non-clinical data package related to indiplon manufacturing, formulation and commercial product development, Neurocrine assembled and filed NDAs with the FDA for both indiplon capsules and indiplon tablets. On May 15, 2006, Neurocrine received two complete responses from the FDA regarding indiplon capsule and tablet NDAs. These responses indicated that indiplon 5 mg and 10 mg capsules were approvable (“FDA Approvable Letter”) and that the 15 mg tablets were not approvable (“FDA Not Approvable Letter”).

The FDA Approvable Letter requested that Neurocrine reanalyze data from certain preclinical and clinical studies to support approval of indiplon 5 mg and 10 mg capsules for sleep initiation and middle of the night dosing. The FDA Approvable Letter also requested reexamination of the safety analyses. Neurocrine held an end-of-review meeting with the FDA related to the FDA Approvable Letter in August 2006. This meeting was specifically focused on determining the actions needed to bring indiplon capsules from Approvable to Approval in the resubmission of the NDA for indiplon capsules. At the meeting the FDA requested that the resubmission include further analyses and modifications of analyses previously submitted to address questions raised by the FDA in the initial review. This reanalysis has been substantially completed. The FDA also requested, and Neurocrine has completed, a supplemental pharmacokinetic/food effect profile of indiplon capsules including several meal types. The NDA for indiplon capsules is currently being updated to include responses to the FDA requests and is targeted to be resubmitted to the FDA by the end of the second quarter of 2007.

The FDA Not Approvable Letter requested that Neurocrine reanalyze certain safety and efficacy data and questioned the sufficiency of the objective sleep maintenance clinical data with the 15 mg tablet in view of the fact that the majority of the indiplon tablet studies were conducted with doses higher than 15 mg. Neurocrine held an end-of-review meeting with the FDA related to the FDA Not Approvable Letter in October 2006. This meeting was specifically focused on determining the actions needed to bring indiplon tablets from Not Approvable to Approval in the resubmission of the NDA for indiplon tablets. The FDA has requested additional long-term safety and efficacy data with the 15 mg dose for the adult population and the development of a separate dose for the elderly population. In discussions, Neurocrine and the FDA noted positive efficacy data for sleep maintenance with both indiplon capsules and tablets. On the basis of these discussions, Neurocrine is formulating a strategy to pursue a sleep maintenance claim for indiplon. The evaluation of indiplon for sleep maintenance is ongoing and includes both indiplon capsules and tablets.

The preceding descriptions of Neurocrine’s clinical development and clinical trial results for indiplon are based solely on Neurocrine’s public disclosures through May 30, 2007.

Bicifadine: Our Novel Analgesic

Drugs for the treatment of pain, or analgesics, have historically been placed into the following general categories:

•	narcotics or opioids, e.g., morphine, codeine, Demerol® and Percodan®;

•	anticonvulsants, antidepressants and other agents used to treat neuropathic pain; and

•	non-narcotic prostaglandin inhibitors, e.g., aspirin, acetaminophen, ibuprofen and COX-2 inhibitors.

While drugs in these categories are regularly used in the treatment of pain, their use has been limited because of various side effect profiles and, in many cases, incomplete efficacy. In addition, administering these drugs for extended time periods has been problematic. Although prostaglandin inhibitors have been used for the treatment of pain, particularly pain associated with inflammation, their efficacy is limited to milder types of pain and they often display undesirable side effects relating to the gastrointestinal tract and liver. Narcotics are also used to treat pain, but tolerance develops rapidly and higher doses often lead to physical dependence and additional side effects, including respiratory depression. Ultram®, marketed by Ortho-McNeil, Inc., was originally thought to be a non-narcotic but its metabolites have been reported to act at certain opiate receptors and have the potential to cause morphine-like psychic and physical dependence. Despite these drawbacks, U.S. sales in 2006 of narcotic and non-narcotic analgesics reached nearly $7.5 billion according to IMS. Furthermore, in September 2004, Merck & Co., or Merck, withdrew Vioxx®, a COX-2 inhibitor, from the market, citing increased risk of stroke and heart attack in extended use. In April 2005, Pfizer withdrew Bextra®, another COX-2 inhibitor, citing increased risk of rare but serious skin reactions. The withdrawal of these drugs has had a significant impact on the treatment of pain and the pain market and, we believe, opened up greater opportunities for bicifadine.

The FDA has granted approval for two other classes of compounds for the management of specific types of chronic pain. In the first class, Neurontin®, marketed by Pfizer, is an anticonvulsant whose actions on ion channels in neuronal tissue are likely responsible for its therapeutic effects in a certain type of neuropathic pain (postherpetic neuralgia). Sharing a similar structure with Neurontin is Lyrica®, also marketed by Pfizer, which was approved in December 2004 for the management of neuropathic pain associated with diabetic peripheral neuropathy and postherpetic neuralgia. In the second class, Cymbalta®, marketed by Eli Lilly and Co., was granted approval in September 2004 for the management of diabetic peripheral neuropathic pain. Cymbalta’s mechanism of action is believed to result from the inhibition of the uptake of serotonin and norepinephrine (SNRI) in nerve cells, properties also possessed by bicifadine.

Bicifadine, our product candidate for the treatment of pain, was licensed by us from Wyeth in 1998 and sublicensed to XTL in 2007. We are entitled to up to $126.5 million in milestones and a low double-digit ascending royalty on worldwide net sales, if any.

Bicifadine possesses a unique profile of pharmacological activity. Its primary pharmacological action is to enhance and prolong the actions of norepinephrine and serotonin by inhibiting the transport proteins that terminate the physiological actions of the two biogenic amines. Preclinical studies with bicifadine indicate this molecule possesses additional neurochemical properties that may contribute to its analgesic effects. Preclinical studies and clinical trials indicate that either one or a combination of these individual actions may account for the analgesic properties of bicifadine.

Bicifadine is not a narcotic and, in preclinical studies, has been shown not to act at any opiate receptor. In preclinical studies to date, bicifadine has not demonstrated abuse, addiction or dependence potential, although, in a Phase I clinical trial, the immediate release, or IR, formulation did cause mild and transient euphoric mood in some subjects. However, in a Phase I study in experienced drug users, there was no statistically significant difference between bicifadine and placebo. Four Phase I clinical trials and 14 Phase II clinical trials involving more than 1,000 patients were conducted by Wyeth or DOV with an IR formulation of bicifadine. In five exploratory double-blind, placebo-controlled Phase II clinical trials of the IR formulation conducted by Wyeth, bicifadine demonstrated a statistically significant reduction in pain versus placebo, in some cases with an outcome suggesting it might be comparable to or better than positive controls such as codeine.

In addition to these trials with the IR formulation, we have conducted numerous studies using the sustained release, or SR, formulation, a formulation that permits less frequent daily dosing and improves tolerability. We have completed three placebo-controlled efficacy trials in more than 1,600 patients with acute post-surgical pain and have conducted three Phase III clinical trials of bicifadine in CLBP and one Phase II trial of bicifadine in osteoarthritis, all of which have provided us with a significant amount of data about the efficacy and safety of the drug.

Phase III Chronic Pain Trials of Bicifadine in CLBP

Study 020

In April 2006, we completed a Phase III, U.S. clinical trial of bicifadine in approximately 600 patients with moderate to severe CLBP, study 020. The clinical trial was a randomized, double-blind, placebo-controlled, outpatient, multi-center study assessing the efficacy and tolerability of three dose levels of bicifadine - 200 mg, 300 mg and 400 mg b.i.d. - over a three-month period. The primary efficacy endpoint was the change in pain severity rating as measured by the 100 mm Visual Analog Scale, or VAS, score between baseline and the end of dosing. In this trial, bicifadine did not achieve a statistically significant effect relative to placebo on the primary endpoint of the study (reduction in pain at the end of treatment) at any of the doses tested.  Bicifadine was well-tolerated; transient nausea and dizziness were the most common adverse events which occurred in 5% to 18% of patients.

Study 021

Our second Phase III trial - study 021 - of bicifadine in CLBP analyzed only patients with more severe CLBP, accompanied by sciatica and/or substantial functional disability, and compared only two dosing arms, 200 mg b.i.d. of bicifadine versus placebo.  In October 2006, once study 021 had enrolled more than one half of the intended patients, we unblinded the results of an interim analysis.  In this trial, similar to study 020, bicifadine did not achieve a statistically significant effect relative to placebo on the primary endpoint of the study and we therefore stopped patient dosing in this trial before completing the intended enrollment.

Study 022

In May 2006 we completed enrollment in our Phase III open-label, long-term safety trial of bicifadine - study 022 - and in October 2006 discontinued dosing of patients.  The primary objective of this clinical trial was to evaluate the safety of bicifadine for up to one year in patients with CLBP. Over 500 patients were dosed with at least 200 mg b.i.d. of bicifadine for at least six months and over 100 patients for at least one year. There were no deaths in the more than 3,000 patients who have received bicifadine in the clinical trial program.  Further, there are no apparent safety risks in respect to cardiovascular safety and liver function, organ systems that are most commonly the cause of drug related safety concerns.

Phase II Trial in Osteoarthritis

In November 2006, we completed a Phase II trial of bicifadine in patients with osteoarthritis.  This study was a multi-center, double-blind, placebo-controlled, four-way crossover trial designed to assess the efficacy, tolerability and pharmacokinetics of bicifadine alone and in combination with ibuprofen.    Of the 33 patients who completed the trial, each patient received one week of dosing for each of the following four treatment regimens: bicifadine, ibuprofen, bicifadine plus ibuprofen and placebo. The mean improvement scores on the primary efficacy endpoint (WOMAC total score) for the patients taking a combination of bicifadine plus ibuprofen were clinically and statistically superior to the improvement scores seen in the placebo (p<0.0005), and bicifadine (p<0.002) groups.  The improvement seen after only one week of dosing with bicifadine plus ibuprofen relative to placebo is appreciably larger than in many previously-reported placebo-controlled trials for COX-2 inhibitors or other NSAIDs in which dosing lasted for up to three months.  This significant and substantial improvement in pain reduction after only one week represents an unexpected finding using bicifadine and an NSAID, in this case ibuprofen.  The marked benefits seen with concurrent dosing of bicifadine plus ibuprofen were not due to a pharmacokinetic interaction between the two drugs since neither bicifadine nor ibuprofen appreciably altered the blood levels of the other drug.

Completed Acute Pain Trials of Bicifadine

In August 2002, we completed a Phase II clinical trial in the U.S. involving 750 patients in the treatment of moderate to severe post-surgical dental pain. This Phase II trial was a single-dose, double-blind, placebo-controlled, study that evaluated three controlled release doses of bicifadine and one dose of codeine compared to placebo. Bicifadine produced a highly statistically significant, dose-related reduction in pain compared to placebo at each of the two higher doses. The efficacy of bicifadine was at least equivalent to codeine at all three doses. The trial demonstrated bicifadine to be safe and relatively well-tolerated without producing any serious adverse events. Both codeine and the two higher doses of bicifadine produced significantly more adverse events than placebo, with the bicifadine 400 mg and 600 mg doses producing 22 percent and 37 percent, respectively, versus 11 percent for placebo. The most frequently reported adverse events were nausea and vomiting.

In September 2003, we completed a 540-patient, double-blind, placebo-controlled Phase III clinical trial to compare three doses of bicifadine and one dose of tramadol to placebo in a moderate to severe post-surgical dental pain model. Bicifadine, in a dose-dependent fashion, produced a highly statistically significant reduction in pain compared to placebo, as did the single-dose level of tramadol. Statistically significant increases in analgesia were measured as early as one hour after administration and analgesia was sustained for the balance of the six-hour measurement period. The maximal efficacy of bicifadine was statistically indistinguishable from tramadol. Both bicifadine and tramadol were safe and relatively well-tolerated without producing any serious adverse events.

In September 2005, we completed a Phase III randomized, double-blind, placebo-controlled, outpatient, multi-center clinical trial to assess the efficacy and safety of three dose levels of bicifadine in patients with moderate to severe acute pain following bunionectomy surgery for a five-day period incorporating tramadol as an active control. The bunionectomy Phase III trial enrolled 325 patients at five sites in the U.S. The design and analysis of the study compared 200 mg and 400 mg t.i.d. of bicifadine to placebo with 100 mg t.i.d. of tramadol as an active control. Statistically significant increases in analgesia were measured as early as 30 minutes after administration and these effects were sustained for the balance of the eight-hour measurement period. The maximal efficacy of bicifadine was statistically indistinguishable from tramadol. While both bicifadine and tramadol were safe and relatively well-tolerated without producing any serious adverse events, the high level of “rescue” analgesic medication used in both the placebo and active drug groups confounded an assessment of the analgesic actions of bicifadine or tramadol under repeat dosing conditions, which are an FDA requirement.

XTL Development Plan

XTL has stated that it intends to develop bicifadine for the treatment of neuropathic pain - a chronic condition resulting from damage to peripheral nerves. Due to the highly competitive nature of the market for acute pain drugs, and the FDA requirement to complete two repeat-dosing clinical trials in two different acute pain indications, no further studies in acute pain are planned. XTL intends to initiate a Phase IIb clinical trial with bicifadine in the third quarter of 2007.

DOV 21,947: Our Triple Reuptake Inhibitor for Depression

Depression is a disorder in which the affected person experiences a mental state of sadness, despair, discouragement and hopelessness. Other symptoms may include apathy, withdrawal from social contact, an inability to experience pleasure, changes in appetite and sleep patterns, low energy levels, difficulty concentrating and thoughts of suicide. Neurotransmitters regulate numerous functions in the CNS, and imbalances in them have been linked to a number of psychiatric disorders, including depression. The actions of these neurotransmitters are terminated by specific transport proteins that remove them from synapses in the brain. Antidepressants are thought to produce their therapeutic effects by inhibiting the uptake activity of one or more of these transport proteins, effectively increasing the concentration and duration of action of these neurotransmitters at their receptors.

The emergence of selective serotonin reuptake inhibitors, or SSRIs, starting with Prozac® in January 1988, followed by Zoloft® in February 1992 and Paxil® in January 1993, has had a dramatic impact on the antidepressant market. According to Mattson Jack (2006), the lifetime prevalence of major depressive disorder exceeds 22 million in the United States and 12 million suffer from less severe forms of depression. The National Institute of Mental Health also indicated that in 2006 over 19 million Americans suffered from a debilitating anxiety disorder. In 2005, the branded worldwide market for depression therapeutics was in excess of $12 billion (EvaluatePharma.com). Despite this widespread commercial success, SSRIs suffer from the following limitations:

•	30-40 percent of patients do not experience an adequate therapeutic response to a given drug;

•	three or more weeks of therapy are often required before meaningful improvement is observed; and

•	side effects such as nervousness, agitation, insomnia and sexual dysfunction.

Dual uptake inhibitors, referred to as SNRIs, like Effexor®, launched in 1994, and Cymbalta®, launched in August 2004, block the uptake of both serotonin and norepinephrine. In vitro studies have demonstrated that both drugs are appreciably more potent in blocking serotonin compared to norepinephrine uptake. While these drugs may be more effective than SSRIs in some patients, SNRIs still take three or more weeks of therapy before a meaningful improvement is observed. In addition, SNRIs have their own unique set of side effects, including nausea, headache, sleepiness, dry mouth, sexual dysfunction and dizziness.

Both preclinical studies and clinical trials indicate that a drug inhibiting uptake of all three, serotonin, norepinephrine and dopamine, may produce a faster onset of action or provide greater efficacy than traditional antidepressants. We believe that such a ‘broad spectrum’ antidepressant could represent a breakthrough in the treatment of depression.

DOV 21,947 and DOV 216,303 are TRIs affecting the neurotransmitters serotonin, norepinephrine and dopamine. In preclinical studies, DOV 21,947 and DOV 216,303 were shown to inhibit the uptake of all three neurotransmitters. In animal models highly predictive of antidepressant action, DOV 21,947 and DOV 216,303 were more potent than Tofranil®, an SNRI, and the SSRIs Prozac and Celexa. Because of their ability to inhibit the uptake of all three neurotransmitters implicated in depression, we believe DOV 21,947 and DOV 216,303 may be more effective and have a more rapid onset than other antidepressants. In addition, at doses similar to those active in models predictive of antidepressant action, DOV 21,947 produced a significant weight loss in two animal models of diet-induced obesity. Rodent models of diet-induced obesity are often used to predict the effectiveness of drugs to produce weight loss in obese individuals.

We have completed several Phase I studies in normal volunteers and a Phase II efficacy trial of DOV 216,303 in patients with major depressive disorder. The clinical trial was a randomized, multi-center, double-blind, safety, efficacy and tolerability study with 67 patients and compared 50 mg b.i.d. of DOV 216,303 to 20 mg b.i.d. of citalopram, an SSRI. Patients who completed two weeks of treatment in both the DOV 216,303 and citalopram groups demonstrated reductions from baseline (p<0.0001) in the primary outcome measure, the total Hamilton Depression , or HAM-D, scores. This study also showed that DOV 216,303 was generally well-tolerated, with no serious adverse events occurring. There are no ongoing clinical studies of DOV 216,303 and none are planned for 2007.

Seven phase I studies of DOV 21,947 have been completed and we intend to initiate a Phase II double-blind clinical trial of DOV 21,947 versus placebo in depressed outpatients in the fourth quarter of 2007. DOV 21,947 is the (+)-enantiomer of DOV 216,303. In December 2005 we dosed the initial set of subjects in a second Phase Ib clinical trial of DOV 21,947.  At the highest dose levels explored - substantially above what is projected to be the therapeutic range - rashes were noted in some subjects.

DOV 102,677: Our TRI for Alcohol Abuse & Alcoholism

Alcoholism, also known as alcohol dependence, is a disease with symptoms including:

•	craving: a strong need or compulsion to drink;

•	loss of control: the inability to limit one’s drinking on any given occasion;

•	physical dependence: withdrawal symptoms, such as nausea, sweating, shakiness and anxiety, occur when alcohol use is stopped after a period of heavy drinking; and

•	tolerance: the need to drink greater amounts of alcohol in order to ‘get high.’

The most recent alcohol use and abuse study conducted by the U.S. Department of Health and Human Services, “The 2001 National Household Survey on Drug Abuse”, estimates that approximately 14 million Americans meet the diagnostic criteria for alcohol abuse or alcoholism. Yet, this level of incidence is met by a general lack of substantially effective treatments for alcohol abuse.

DOV 102,677 is a TRI with preferential action on the dopamine transporter protein and is related to DOV 21,947 and DOV 216,303. In a Phase Ia clinical trial, DOV 102,677 was shown to be safe and well-tolerated at single doses that are less than or equal to 150 mg. At higher doses, abnormal color vision, which was both transient and reversible, was observed in the majority of subjects.  Results of this Phase Ia trial and compelling data from animal models of alcohol abuse have led us to identify DOV 102,677 as a development candidate to treat alcohol abuse and alcoholism rather than depression. We may initiate a Phase Ib repeat-dose clinical trial in normal volunteers for DOV 102,677 in late 2007 if appropriate funding is available.

Preclinical Discovery and Development Programs

Our discovery program remains focused on reuptake inhibitors and GABAA receptor modulators for the treatment of CNS disorders.

Reuptake Inhibitor Platform

Our reuptake inhibitor platforms, including TRIs (triple reuptake inhibitors), NEDs (norepinephrine and dopamine reuptake inhibitors), SADs (serotonin and dopamine reuptake inhibitors), and SNRIs (serotonin and norepinephrine reuptake inhibitiors) can be tailored to create compounds that are able to treat a wide variety of neuropsychiatric disorders ranging from depression and attention deficit disorder to pain and obesity. This tailoring process produces new chemical entities with varying potencies at two (in the case of NEDs, SADs, and SNRIs) or three (in the case of TRIs) transport proteins. For example, we believe NEDs (with relative potencies to inhibit norepinephrine and dopamine uptake ranging from about 1:1 to 1:10) may offer certain advantages over currently prescribed medications for the treatment of attention deficit disorder. We have reuptake inhibitors from each of these classes in various stages of preclinical development. In addition, our reuptake inhibitor discovery program includes work to identify second generation bicifadine-like compounds. We intend to file an IND for one of our preclinical uptake inhibitors in early 2008 if we obtain satisfactory results from ongoing preclinical toxicology testing.

GABA Modulator Platform

GABAA receptors are classified into biochemically, pharmacologically and functionally distinct receptor subtypes that influence different behaviors such as anxiety, sedation and amnesia.

We believe that compounds that selectively act on specific GABAA receptor subtypes produce the desired therapeutic effects in the absence of the undesirable effects associated with traditional GABA modulators such as BDZs. For example, compounds acting at one GABAA receptor subtype may reduce anxiety without sedation, while compounds acting at another GABAA receptor subtype may produce sedation without memory impairment, or other effects associated with acting at other subtypes.

Our internal discovery effort with GABAA receptor modulators has yielded a series of compounds we are currently evaluating. These new chemical entities, currently in the lead optimization phase, are significantly more potent than ocinaplon, our previous anti-anxiety product candidate, and we have prioritized our preclinical pipeline and 2007 activities accordingly. These compounds appear to function as partial positive allosteric modulators at specific GABAA receptor subtypes that may be involved in the treatment of various anxiety disorders, including generalized anxiety disorder, or GAD, and panic disorder.

In August 2005, we suspended further dosing in the ongoing Phase III clinical trial of ocinaplon following the occurrence of enzyme elevations in liver function tests, or LFTs, for one subject. We have since evaluated the safety findings from all subjects in the Phase III trial. During this study the overall incidence of an elevation in liver enzymes greater than three times normal was approximately eight percent in the ocinaplon-treated subjects and zero percent in the placebo-controlled subjects. Based upon the data, in October 2005 we discontinued the development of ocinaplon for GAD.

Cardiovascular Disorders

Chronic stable angina, or angina pectoris, refers to recurring severe constricting pain in the chest due to inadequate blood supply to the heart caused by heart disease. Angina attacks are more likely to occur during the morning and afternoon hours. Likewise, hypertension is greater in the morning hours. According to the 2002 practice guidelines update for the management of patients with chronic stable angina, published by the American College of Cardiology/American Heart Association/American College of Physicians-American Society of Internal Medicine, the number of patients in the U.S. with stable angina was estimated at 16.5 million. According to Decision Resources, high blood pressure or hypertension was estimated to affect more than 50 million people in the U.S.

Diltiazem belongs to a well-known class of drugs called calcium channel blockers. Calcium channel blockers remain a standard of care in the treatment of chronic stable angina and hypertension and continue to be highly endorsed by the medical community. Although comparative studies have demonstrated equivalent anti-angina effects for many marketed calcium channel blockers, a lower incidence of side effects with diltiazem was often reported in these studies. According to IMS figures for 2004, sales of diltiazem products in the U.S. totaled $799 million.

In an effort to provide both therapeutic blood levels of diltiazem for longer periods of time and improved patient compliance, several slow or extended release preparations of diltiazem have been developed for the treatment of hypertension and chronic stable angina. However, these commercially available, once-daily, extended release formulations produce only a partial reduction of chronic stable angina. According to published studies, currently marketed diltiazem products such as Tiazac®, Cardizem® and Dilacor XR® only reduce the number of angina attacks by approximately 50-60 percent when given at FDA-approved therapeutic doses. We believe incomplete reduction in angina demonstrated by current treatments may be the result of inadequate blood levels of the drug in the morning hours, when approximately half of all angina attacks occur. Experts in chronic stable angina have confirmed their dissatisfaction with the ability of current extended release products to adequately treat many of their patients on a once-a-day basis.

DOV Diltiazem, our proprietary formulation of diltiazem, is our product candidate for the treatment of angina and hypertension. DOV diltiazem combines an immediate release component with a controlled release component in order to provide prompt and improved blood levels throughout the day compared to currently marketed diltiazem products.

We believe that DOV diltiazem will reduce morning angina attacks to a significantly greater extent than commercially available products because of its combination of immediate and extended release components. Data from three Phase I trials indicate that our patented formulation produces clinically relevant blood levels within 30 minutes of administration and results in higher blood levels in the morning than Tiazac. In 2004 and 2006, we reached agreement with the FDA’s Cardio-Renal Division on the scope and design of the clinical trials required for submission of an NDA for DOV diltiazem. The FDA agreed that no additional preclinical or toxicology studies would be required for the NDA submission. We are currently seeking a strategic relationship to advance DOV diltiazem into Phase III clinical development and commercialization and thus intend that further clinical development of DOV diltiazem be conducted by a licensee of this product, assuming we are able to secure attractive license terms.

Collaborations and Licensing Agreements

Neurocrine Biosciences, Inc.

In June 1998, we sublicensed indiplon to Neurocrine on an exclusive, worldwide basis for ten years or, if later, the expiration of any patent covering either the compound or the marketed product, currently 2023. At the end of the term, Neurocrine will be deemed to have a fully-paid, royalty-free license to the compound and the marketed product. During the term of the agreement, we are entitled to receive a royalty equal to 3.5 percent of net sales for the later of the expiration of the Wyeth patents covering indiplon in such country and a period of the first ten years post launch in a given market, if any, and additional net milestone payments of $1.5 million upon FDA approval. As noted below, the royalty term has been expanded to include Neurocrine patents covering indiplon. During 2004, we received $2.0 million from Neurocrine for the milestone due upon NDA filing.

Neurocrine is responsible for the research, development and commercialization of indiplon. We have the right to terminate our agreement with Neurocrine, with regard to the entire territory, if Neurocrine terminates the research and development program or halts the research and development program for six months or longer within the U.S., other than for reasons relating to regulatory constraints. Likewise, if Neurocrine halts, for six months or longer, or terminates the research and development program in any other country, we have the right to terminate the agreement with respect to that country. If we terminate the agreement due to an uncured breach by Neurocrine, it must transfer to us all information and know-how related to indiplon or the marketed product, and all governmental filings and approvals.

In February 2004, we reorganized our sublicense agreement with Neurocrine in respect to indiplon. As part of the reorganization, Neurocrine acquired Wyeth’s interest under the license covering indiplon entered into between Wyeth and DOV in 1998. The restated sublicense agreement with Neurocrine expands the royalty term to include the life of Neurocrine patents as well as Wyeth patents covering indiplon. The revised agreement allows Neurocrine to pay to us royalty payments that are 3.5 percent of net sales, and milestone payments net of those amounts that would be owed by DOV to Wyeth. In addition, the first milestone payment to Wyeth of $2.5 million upon an NDA was changed to $1.0 million upon an NDA filing and $1.5 million upon an NDA approval. Thus, the net milestones payable to DOV is $2.0 million upon an NDA filing (which was paid in December 2004) and $1.5 million upon an NDA approval.

XTL Development, Inc.

On January 15, 2007, we entered into an agreement with XTL in which we granted XTL the exclusive right to develop products incorporating bicifadine for the treatment of human diseases, disorders and conditions, except for treatment of symptoms in certain areas of women’s health. We received an up-front payment of $6.5 million, of which $5.0 million was paid to Wyeth as a result of the acceleration of a milestone payable pursuant to our agreement with Wyeth. We also paid to Elan $500,000 pursuant to our agreement with them.  Additionally, XTL was required to make a $1.0 million payment to DOV within 30 days if we successfully transferred to XTL an existing investigational new drug application and certain program documentation relating to bicifadine. Such transfers were recently completed and XTL made such payment to us in February 2007.  Total up-front and milestone payments by XTL under the agreement could exceed $130.0 million if all milestones are achieved, with escalating low double-digit royalties on annual net sales of bicifadine.  At its election, XTL may make certain non-royalty payments, including milestone payments, to us in shares of freely tradeable stock of XTL’s parent company, XTL Biopharmaceuticals Ltd. XTL will fund future research, development, manufacturing and commercialization costs of bicifadine.

Merck & Co.

On August 5, 2004, we entered into an agreement with Merck for the worldwide development and commercialization of DOV 21,947 for all therapeutic indications and of DOV 216,303 for the treatment of depression, anxiety and addiction. Additionally, Merck obtained rights of first offer and refusal regarding a licensing agreement for DOV 102,677 under certain circumstances and for additional consideration. Merck assumed financial responsibility for development and commercialization of a product containing at least one of the licensed compounds. The parties agreed to work together to clinically develop licensed product and we have reserved the right to co-promote the sales of product in the U.S. to psychiatrists and other specialists who treat depression. The license agreement was terminated by the parties effective December 6, 2006.   As a result of this termination, we regained all rights to the compounds, including the use of results of studies performed by Merck. There were no payments due to or from Merck upon this termination.

Under the agreement, we received a $35.0 million up-front licensing payment. In addition, we could have received as much as $300.0 million for achieving certain clinical development and regulatory milestones for multiple territories and approval of two indications, and up to $120.0 million upon achievement of certain sales thresholds. Merck assumed responsibility for the development, manufacturing and commercialization of DOV 21,947 and agreed to pay us royalties on worldwide sales, if any, which increased based upon certain sales thresholds.

In August 2005, we announced that our license agreement with Merck for DOV 21,947 and DOV 216,303 had been amended. The milestones, royalties and business terms originally established in the August 2004 license agreement were retained in full along with DOV’s co-promote rights. The amendment transferred to us from Merck certain development contemplated by the license agreement. It also permitted expansion of the parties’ relationship to include an additional TRI from the DOV preclinical pipeline for inclusion in the original license agreement with no additional up-front payment. If the DOV studies for DOV 21,947 were successful, we may have been reimbursed by Merck for pre-agreed expenses and may have received a success premium. Subsequently, we may have received payment for achievement of certain clinical development and regulatory milestones pursuant to the existing agreement. Both parties retained certain termination rights.

Elan Corporation, plc and Elan International Services, Ltd.

In January 1999, Elan and we established a joint venture and formed DOV (Bermuda), Ltd., or DOV Bermuda, a holding company, and Nascime Limited, or Nascime, an operating company, to develop controlled release formulations of bicifadine for the treatment of pain and ocinaplon for the treatment of anxiety disorders and epilepsy. Pursuant to the original agreements, through December 31, 2002, Elan and we funded the joint venture in proportion to our equity interests in the venture, 19.9 percent and 80.1 percent, respectively. Effective January 1, 2003, Elan no longer funded its pro rata portion of the joint venture's expenses and, after funding ours and Elan’s portion of the joint venture's expenses for the first and second quarters of 2003, our equity ownership in the joint venture increased to 83.0 percent from 80.1 percent.

On October 21, 2003, we entered into an agreement with Elan and certain of Elan’s affiliates to terminate the joint venture and acquire 100 percent ownership of Nascime, the joint venture’s operating company. In connection with this agreement, among other things, Elan and we agreed to eliminate all material consent rights found in the 1999 stock purchase and license agreements. The termination agreement ended Elan’s involvement in the nearly five-year joint venture established to develop controlled release formulations of bicifadine and ocinaplon.

Pursuant to the termination agreement, we paid $5.0 million to a subsidiary of Elan in respect of its 17 percent equity stake in the joint venture. We agreed to indemnify Elan and its affiliates, subject to certain limitations, for claims arising from the past, present and any future activities of the joint venture companies, including activities related to the conduct of the joint venture's clinical trials. Each party waived any rights and released the other parties from any claims arising under certain of the principal joint venture agreements. Elan granted to Nascime, now wholly owned by us, a new non-exclusive, royalty-free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market, of which $500,000 was paid in January 2007 as a result of the sublicense agreement with XTL. In 2006, we transferred the intellectual property held by Nascime to us and dissolved Nascime.

Biovail Laboratories Incorporated and Biovail

In January 2001, we entered into a license, research and development agreement with Biovail to develop, manufacture and market DOV diltiazem. Biovail’s license to use DOV diltiazem was exclusive and worldwide in scope. In March 2003, following Biovail’s receipt of marketing authorization for Cardizem LA, we and Biovail agreed to terminate the license agreement. The separation agreement provided for the return to us of the patent license covering DOV diltiazem, a $1.0 million payment by us to Biovail and contingent payments by us to Biovail of $3.0 million upon issuance of marketing authorization for the drug and up to $7.5 million based upon sales, if any. We and Biovail have delivered mutual releases relating to the license agreement.

Market Exclusivity, Patent Protection and Intellectual Property

We believe that establishing and maintaining market exclusivity for our product candidates is critical to our long-term success. We utilize a number of methods to establish and maintain market exclusivity, including taking advantage of statutory market exclusivity provisions, seeking patent protection for our product candidates and otherwise protecting our intellectual property.

The Hatch-Waxman Act

Under the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Act, newly approved drugs and indications benefit from a statutory period of marketing exclusivity. Under the Hatch-Waxman Act, the FDA provides marketing exclusivity to the first applicant to gain approval for a particular new drug by prohibiting the filing of an abbreviated NDA, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act also provides three years of marketing exclusivity for a new indication for an existing drug. This market exclusivity is provided even in the absence of patent protection for the approved drug. If the drug is also claimed in a patent, a third party may file an ANDA four years after the drug is first approved, provided that the third party certifies that the applicable patent is invalid or not infringed.

Because they appear to be compounds with new active ingredients, we believe ocinaplon, bicifadine and DOV 216,303 will each be eligible for the five-year exclusivity provisions of the Hatch-Waxman Act if they are the first approved drugs containing their active compounds. Since certain patents relating to bicifadine and ocinaplon have expired, in the absence of new patent protection based on patent applications currently being pursued by DOV, these market exclusivity provisions may be of particular importance to the success of these compounds if they are approved by the FDA.

The Hatch-Waxman Act also permits an extension of up to five years of the term of a patent for new approved products to compensate for patent term lost during the drug development and FDA regulatory review process if the applicant can show that research and development has been sufficiently continuous during the FDA review process. Only one patent applicable to any approved drug is eligible for extension under these provisions. In addition, this extension must be applied for after NDA approval of the new drug covered by the patent and before expiration of the patent. We will review at the time patent term extensions for some of our current patents under the Hatch-Waxman Act to add patent life beyond the expiration date. Since patent term extensions for patent term lost require prior NDA approval of the product, our prospective eligibility for extensions is subject to the expected length of clinical trials, patent life and factors involved in the filing and approval of an NDA.

Patents and Intellectual Property Protection

We seek to protect our rights in the compounds, formulations, processes, therapeutic uses, technologies and other valuable intellectual property invented, developed, licensed or used by us through a number of methods, including the use of patents, patent extensions, license agreements and confidentiality agreements. We have or have licensed from others 12 issued U.S. patents that are in force.

In 2006, a U.S. patent was awarded to DOV covering a novel polymorphic form of bicifadine. Additional U.S. patent applications were filed in 2006 which claim compositions and methods for treating pain using this novel polymorphic form of bicifadine.

In 2002, 2003 and 2005, we filed U.S. patent applications claiming novel sustained release formulations of bicifadine, methods for sustained release delivery of bicifadine to treat pain, and therapeutic methods employing bicifadine to treat chronic pain (including chronic low back pain and other specific, chronic pain disorders).

In 2005, we filed a U.S. provisional application directed to therapeutic uses, compositions and methods employing bicifadine to treat neuropathic disorders, including neuropathic pain. This application was perfected in 2006 as regular U.S. utility and PCT patent applications.

Also in 2005, we filed two U.S. provisional applications directed to novel synthetic methods and intermediates for the production of bicifadine and related compounds, and these applications were consolidated and perfected in 2006 as U.S. regular utility and PCT patent applications.

In 2004, we filed a U.S. provisional patent application directed to the use of bicifadine for controlling fever and menopausal symptoms, including hot flashes. This application was perfected in 2005 as regular U.S. utility and PCT patent applications.

In 2005, we filed a U.S. provisional patent application directed to therapeutic uses, compositions and methods employing bicifadine to treat urological disorders, including urinary incontinence. This application was perfected in 2006 as U.S. regular utility and PCT patent applications.

DOV also retains U.S. patent rights protecting the use of bicifadine and DOV 216,303 for the treatment of addictive disorders through December 2018.

Effective January 15, 2007, XTL has undertaken all patent and intellectual property prosecution relating to bicifadine at XTL’s expense.

A composition of matter patent for indiplon, patent no. 6,399,621, which falls under our license agreement and our sublicense to Neurocrine, was issued to a former Wyeth subsidiary, American Cyanamid, in June 2002 and is due to expire in August 2020. A further composition of matter patent covering indiplon, patent no. 6,544,999, was issued to Neurocrine in April 2003 and is due to expire in October 2020. A further composition of matter patent covering a novel polymorphic form (different crystal structure) of indiplon, patent no. 6,903,106 was issued in June 2005 and is due to expire in 2023.

In 2006, we filed a U.S. provisional patent application directed to novel salts and co-crystals of pyrazolopyrimidines, including indiplon and ocinaplon, which patent application also presents claims to methods and compositions for producing salts and co-crystals of pyrazolopyrimidines.

In December 2000, a patent issued covering the compound formulation of DOV diltiazem. This patent is due to expire in April 2018.

In April 2002, a U.S. patent was issued claiming the composition of matter, use and methods of treatment and manufacture for DOV 21,947, a triple uptake inhibitor under development for the treatment of depression. This patent is due to expire in January 2021. In 2006 a US continuation patent issued to DOV covering methods for treating anxiety, eating disorders including excessive appetite and obesity, and other conditions using DOV 21,947. We currently have pending US utility and PCT patent applications claiming novel polymorphic forms of DOV 21,947, as well as related compositions and treatment methods employing these novel polymorphic forms of DOV 21,947.

Between 2003 and 2006, five patents have issued covering the composition of matter, uses and methods of manufacture of DOV 102,677, our candidate for the treatment of indications including alcohol abuse, alcoholism, Parkinson’s disease, restless leg syndrome, and attention deficit disorder. This patent will expire in 2023. In 2006, we received a Notice of Allowance on a U.S. patent directed to methods for production of DOV 102,677, which patent is scheduled to issue in the near future.

In addition to protecting our compounds described above, we intend to supplement our current patents with additional patent applications covering new compositions of matter, uses, methods of manufacture and formulations, as appropriate. Once a basic product patent expires, we may be able to derive additional commercial exclusivity and benefits, including from:

•	later-granted patents on processes or intermediates related to the most economical method of manufacture of the active ingredient of the product;

•	patents directed to additional therapeutic uses; and

•	patents directed to related compositions and improved clinical formulations.

In-Licenses

Wyeth. In May 1998, we licensed from Wyeth, on an exclusive, worldwide basis, indiplon, bicifadine, ocinaplon and DOV 216,303 for any indication, including insomnia, pain, anxiety and depression. We have the right to develop and commercialize these compounds, including the right to grant sublicenses to third parties, subject to Wyeth's right of first refusal.

In February, 2004, we reorganized our exclusive license agreement with Wyeth and, in December 2006, we entered into three separate and distinct license agreements with Wyeth that together modified the terms of the existing licenses. Under the amended licensing arrangements, we gained an exclusive license to certain additional Wyeth intellectual property to allow us to develop products incorporating the three compounds for the treatment of human diseases, disorders and conditions except for the treatment of vasomotor symptoms in certain areas of women’s health. We granted to Wyeth an exclusive license to certain DOV intellectual property to allow Wyeth to develop products incorporating the three compounds for the treatment of vasomotor symptoms in those areas of women’s health, provided that the parties agreed to negotiate to jointly develop and commercialize any such products. Pursuant to the agreements, we are obligated to pay Wyeth royalties of 3.5 percent of net sales for ocinaplon and DOV 216,303 and 5.0 percent of net sales for bicifadine, and milestones of $2.5 million each for ocinaplon and DOV 216,303 and $5.0 million for bicifadine upon NDA filing, and $4.5 million each for bicifadine, ocinaplon and DOV 216,303 upon a NDA approval. The royalty rate for bicifadine, ocinaplon and DOV 216,303 will increase by 0.5 percent should we partner or sublicense that compound. In addition, should we partner or sublicense a compound, the next milestone payable to Wyeth for that compound will be accelerated to become due upon partnering. Upon sublicensing bicifadine to XTL in January 2007 and DOV 216,303 to Merck in August 2004, we have paid the $5.0 million and $2.5 million due upon the acceleration of the milestones due upon a NDA filing for bicifadine and DOV 216,303, respectively. In addition, we are obligated to pay milestones of $2.25 million upon NDA (or equivalent) approval in the United States, Europe or Japan for any product containing DOV 21,947 or DOV 102,677, but only if such milestone becomes payable prior to payment of the $4.5 million milestone payable on an NDA (or equivalent) approval for DOV 216,303. Any milestone payments made with respect to DOV 21,947 or DOV 102,677 reduce, dollar-for-dollar, DOV's $4.5 million milestone obligation for DOV 216,303.

As part of the February 2004 reorganization, Neurocrine acquired Wyeth’s interest under the license covering indiplon, with the result that the 2.5 percent royalty payable by us to Wyeth and the $2.5 million in milestones was eliminated. Accordingly, the reorganization with Neurocrine allows Neurocrine to pay to us royalty and milestone payments net of those that would be owed by us to Wyeth, or 3.5 percent on worldwide net sales, if any, and a $1.5 million milestone upon NDA approval.

If Wyeth terminates a license upon an uncured breach by us, and by Neurocrine under the standby license, we must transfer to Wyeth all information, data and know-how relating to the products and any government authorizations, in addition to our rights derived from our sublicensees with regard to the products. The agreements expire as to each compound for the later of the expiration of the Wyeth patents in such country and a period of ten years following the launch of each compound in each country. Upon such expiration, with respect to each country we will have a fully paid, royalty-free license with the right to make, use or sell the compounds without any further monetary obligation to Wyeth.

Elan. On October 21, 2003, in connection with termination of the joint venture with Elan, Elan granted to Nascime Limited, our former joint venture operating company, now wholly owned by us, a non-exclusive, royalty-free, perpetual, worldwide license to make and sell controlled release formulations of ocinaplon and bicifadine using the Elan intellectual property licensed to the joint venture, including that developed during the venture. We are required to pay Elan milestones, amounting to $1.0 million for ocinaplon and $0.5 million for bicifadine upon license of the products to a third party for development or commercialization, and additional equal amounts upon commercial launch, or an aggregate of $3.0 million upon commercial launch of both products if we do not license the products to a third party. The Elan intellectual property under license includes certain Elan know-how and all Elan patents owned, licensed or controlled by Elan subsequent to the license agreement. In 2006, we transferred the intellectual property held by Nascime to us and dissolved Nascime.

Manufacturing

We have and will continue to rely on third-party contract manufacturers to produce sufficient quantities of our product candidates for use in our preclinical studies and clinical trials. We also intend to rely on third-party contract manufacturers to produce sufficient quantities for large-scale commercialization. In this regard, we have and will continue to engage those contract manufacturers who have the capability to manufacture drug products in amounts required for commercialization.

Marketing and Sales

We have no marketing, sales or distribution capabilities. We will need to either acquire or internally develop sales and distribution capabilities, or make arrangements with third parties to perform these services for us, in order to commercialize any of our product candidates.

Government Regulation

Regulation by government authorities in the U.S. and foreign countries is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and product development activities. All our products will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical studies and clinical trials and other approval procedures of the FDA and corresponding regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources.

Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and the efficacy of a drug product. In the U.S., drug developers submit the results of preclinical studies to the FDA as a part of an investigational new drug application, or IND, which must become effective before they can begin clinical trials in the U.S. An IND becomes effective 30 days after receipt by the FDA unless the FDA objects to it. Typically, clinical evaluation involves a time-consuming and costly three-phase process.

Phase I
Refers typically to closely-monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or normal volunteer subjects. Phase I clinical trials are designed to determine the metabolism and pharmacologic actions of a drug in humans, the side effects associated with increasing drug doses and, if possible, to gain early evidence on effectiveness. Phase I trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase I clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase II studies. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80.

Phase II
Refers to controlled clinical trials conducted to evaluate the effectiveness of a drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred patients.

Phase III
Refers to expanded controlled and uncontrolled clinical trials, also involving patients with the disease or condition under study. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. They are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III trials usually include from several hundred to several thousand patients.

The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the U.S. and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. To date we have conducted certain of our clinical trials outside the U.S., where they are monitored by the cognizant national regulatory agencies. All clinical trial test design and results, whether the trial is conducted in the U.S. or abroad, are subject to review by the FDA following IND or NDA filings.

Once Phase III trials are completed, drug developers submit the results of preclinical studies and clinical trials to the FDA, in the form of a NDA, for approval to commence commercial sales. In response, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not meet regulatory approval criteria. This is the registration process. FDA approval may not be granted on a timely basis, or at all. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product. Similar regulatory procedures must also be complied with in countries outside the U.S.

If the FDA approves the NDA, the drug becomes available for physicians to prescribe in the U.S. After approval, the drug developer must submit periodic reports to the FDA, including descriptions of any adverse reactions reported. The FDA may request or require additional trials to evaluate any adverse reactions or long-term effects.

In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community.

We will have to complete an approval process, similar to the U.S. approval process, in virtually every foreign target market for our products in order to commercialize our product candidates in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the U.S. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

Competition

The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. Many of our competitors possess greater financial, managerial and technical resources and have established reputations for successfully developing and marketing drugs, all of which put us at a competitive disadvantage. We face and will continue to face competition in the discovery, in-licensing and development of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our drug candidates. Furthermore, new developments occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

We have four product candidates undergoing DOV-driven or collaborative clinical development addressing four different and substantial pharmaceutical markets. Competition in these markets includes the following drugs and pharmaceutical companies:

Insomnia Market

Indiplon would compete in the sedative and hypnotic market. Ambien® , Sonata ® , Lunesta ® , and Rozerem® are already marketed for the treatment of insomnia by Sanofi-Aventis, King Pharmaceuticals, Inc., Sepracor, Inc., and Takeda Pharmaceutical Company, respectively. Recently, in anticipation of the near-term generic entrant of Ambien ® or zoplidem, Sanofi-Aventis launched a controlled-release formulation of Ambien ® called Ambien CR ® . H. Lundbeck A/S and Merck are developing gaboxadol, a GABA agonist, for sleep disorders, which is currently in Phase III clinical trials. Somaxon Pharmaceuticals is developing doxepine, a H1 antagonist, for the treatment of insomnia, which is currently in Phase III clinical trials.

Pain Market

Bicifadine would compete in the analgesic market. The two principal classes of pain treatments, as defined by IMS, are the antiarthritic class and the analgesic class. Due to the incidence and prevalence of pain, both classes have a very large volume in sales and in total prescriptions.

Sales of antiarthritics in 2005 were $7.9 billion which represents a one year growth decrease of 19.1 percent in value due to the withdrawal of additional COX-2 inhibitors (for example, Celebrex and Bextra, both marketed by Pfizer). This has led other antiarthritics, such as Mobic®, marketed by Boehringer Ingelheim, to capture a significant share of this class. In 2005, Mobic sales more than doubled with total sales of $1 billion.

Sales of the analgesic class, as defined by IMS, reached $10.5 billion in 2005 which represented a flat annual growth rate and an increase of approximately five percent in total prescriptions. This class is dominated by narcotics. Sales of longer acting non-injectable narcotics that are actively marketed such as Actiq® by Cephalon, Inc., Avinza® by Ligand Pharmaceuticals, Inc., and Kadian® by Alpharma, Inc., continue to show strong growth in sales and prescriptions. Non-narcotics, such as the synthetic non-narcotic subclass as defined by IMS, demonstrated positive growth in total prescriptions, but negative growth in 2005 sales because of generic erosion in price. Branded synthetic non-narcotic products such as Ultram® and Ultracet®, both marketed by Johnson & Johnson, enjoyed very strong sales when heavily promoted, but are now off-patent and are demonstrating significant sales declines.

Depression Market

DOV 21,947 and 216,303 would compete in the antidepressant market, which is dominated by SSRIs and SNRIs that comprise nearly 80 percent of the antidepressant market. Significant SSRI market positions are held by Zoloft, marketed by Pfizer, Celexa and Lexapro®, marketed by Forest Laboratories, Inc., and Paxil, marketed by GlaxoSmithKline. SNRI market leaders include Effexor, marketed by Wyeth, and Cymbalta, marketed by Eli Lilly and Co., which is also co-promoted for neuropathic pain. In 2005 IMS estimated that the SSRI and SNRI markets combined totaled $10.2 billion.

Alcohol Abuse

DOV 102,677 would compete in the alcohol abuse market. Both Vivitrol, approved in April 2006 and marketed by Cephalon and Alkermes and Campral®, marketed by Forest, compete in the alcohol abuse market. Alcohol abuse is an underserved space, met by a general lack of effective treatments. The most recent alcohol use and abuse study conducted by the U.S. Department of Health and Human Services, “The 2001 National Household Survey on Drug Abuse”, estimates that approximately 14 million Americans meet the diagnostic criteria for alcohol abuse or alcoholism.

Our Scientific Advisory Board

Our scientific advisory board, or SAB, advises us with respect to our product development strategy as well as the scientific and business merits of licensing opportunities and acquisition of compounds and the availability of opportunities for collaborations with other pharmaceutical companies. The SAB consists of a group of highly regarded and experienced scientists and clinicians. We have, in the past, compensated certain SAB members with stock options pursuant to our 2000 stock option and grant plan, and expenses for attendance at the annual meeting. Certain of the SAB members receive compensation for consulting services. The current SAB members are:

Robert Cancro, M.D. is the chairman of our Scientific Advisory Board and one of our co-founders. From 1976 until his retirement in 2006, Dr. Cancro served as professor and chairman of the Department of Psychiatry at New York University School of Medicine, Director of Psychiatry at New York University Hospital and director of the Nathan S. Kline Institute for Psychiatric Research.  Today, he continues to serve as a professor in the Department of Psychiatry at New York University School of Medicine and as director of the Mental Illness Prevention Center.  Prior to 1976, Dr. Cancro was a professor in the Department of Psychiatry at the University of Connecticut Health Center.  Dr. Cancro is a widely published, internationally recognized psychiatrist and educator, having received numerous honors and awards.  He is on the editorial board of several scientific journals and is an examiner for the American Board of Psychiatry and Neurology Inc. Dr. Cancro is a Fellow of the American Psychiatric Association, the American College of Psychiatrists and the American College of Physicians.  Dr. Cancro is president and a director of the International Committee Against Mental Illness and Chairman of the Section on Psychiatric Rehabilitation of the World Psychiatric Association.

Arvid Carlsson, M.D., Ph.D. is a world-renowned neuropharmacologist and the recipient of numerous prizes and awards, including the Nobel Prize and the Legion of Honour. Dr. Carlsson has been Professor Emeritus at the University of Gothenburg, Sweden since 1989. Prior to that, he was Professor, Pharmacology Department, University of Gothenburg since 1959 and served as chairman from 1959 to 1976. He has conducted groundbreaking research in the areas of depression, schizophrenia and Parkinson’s disease.

John W. Daly, Ph.D. is an internationally known chemist/pharmacologist. Now a scientist emeritus in the National Institute of Diabetes and Digestive and Kidney Diseases, Dr. Daly was chief of NIDDK’s Laboratory of Bioorganic Chemistry, a laboratory he founded and headed from 1981 to 1997. Natural products discovered through the research of Dr. Daly’s lab, primarily alkaloids derived from amphibian skin, have had a major impact on knowledge of how the nervous system functions and how drugs interact with the nervous system. During Dr. Daly’s 40-year tenure at NIH, his numerous accomplishments have included the discovery of the “NIH Shift” — an unexpected molecular process involved in the conversion of the amino acids phenylalanine and tryptophan to the important neurotransmitters dopamine, norepinephrine and serotonin. Author of more than 500 research papers, a book (Cyclic Nucleotides in the Nervous System) and many book chapters, Dr. Daly was elected to the National Academy of Sciences in 1997. Among his many other honors are the Hillebrand Award from the American Chemical Society in 1978, the Research Achievement Award from the American Society of Pharmacognosy in 1997, the Karl Wilhelm Scheele Award from the Swedish Academy of Pharmaceutical Sciences in 1999 and in 2002, the American Chemical Society’s Ernest Guenther Award in the Chemistry of Natural Products. That same year, he was also named among the most-cited pharmacologists in the world.

David H. Farb, Ph.D. is a Professor and has served since 1990 as Chairman of the Department of Pharmacology and Experimental Therapeutics at the Boston University School of Medicine, where he also serves as Director of the Program in Biomedical Neuroscience.  Additionally, he is Director of the university-wide interdisciplinary NIGMS-funded Biomolecular Pharmacology Training Program, the interdepartmental Program in Biomedical Neuroscience and heads the Laboratory of Molecular Neurobiology.  Dr. Farb chairs the Executive Committee for the Medical Sciences Training Program and is a member of the Bioinformatics Program.  He is currently President of New England Pharmacologists Chapter of ASPET.  Prior to joining BU, Dr. Farb was a full professor with tenure and Head of the Molecular Pharmacology Research Program at the SUNY Downstate Medical Center.  He also was elected Presiding Officer of the Graduate School at SUNY. While in New York, Dr. Farb was elected Chair of the Section of Biological Sciences at the New York Academy of Sciences, where he subsequently founded the Section of Neuroscience.  He received his B.A. in Chemistry from Long Island University and the Ph.D. in Biochemistry at Brandeis University.  Dr. Farb’s current research is directed toward understanding the mechanisms of action of abused substances and steroid hormones and their interactions with excitatory and inhibitory amino acid receptors in the central nervous system. The research also focuses on the mechanism of action and discovery of neuromodulators as therapeutic agents and on the structure, function, and cellular dynamics of ion channels and receptors in the brain and spinal cord.

Arnold S. Lippa, Ph.D. is a co-founder of DOV and served as our chief executive officer from April 1995 through June 2005. Since our inception in April 1995, Dr. Lippa has served as our chairman of our board of directors and since July 2005, serves as our executive chairman of our board of directors. Dr. Lippa also currently serves as chairman of Xintria Pharmaceutical Corporation, as senior managing director of Aurora Capital LLC and as manager of Atypical BioCapital Management LLC, Atypical BioVentures LLC and T Morgen Capital LLC. Prior to 1985, he served as Director of Molecular Neurobiology and held other positions at American Cyanamid. In addition, Dr. Lippa has consulted for various pharmaceutical and biotechnology companies and has been a graduate faculty professor at the New York University School of Medicine and the City University of New York.

Website Availability of Reports

Our Internet website address is http://www.dovpharm.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus.

Our Corporate Information

We were incorporated in May 1995 in New Jersey and reincorporated in Delaware in November 2000. Our principal executive office is located at 150 Pierce Street, Somerset, NJ 08873. The telephone number of our principal executive office is (732) 907-3600.

Employees

As of May 30, 2007, we had 40 full-time employees, 15 of which hold Ph.D., M.D. or equivalent degrees. None of our employees are represented by a collective bargaining arrangement, and we believe the relationship with our employees is good.

Facilities

We currently lease and occupy an approximately 133,686 square foot facility in Somerset, New Jersey which serves as our corporate headquarters and principal place of business. This facility has laboratory and office space.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table provides information about our directors, executive officers and key employees.

Name	Age	Position

Barbara G. Duncan	42	Chief Executive Officer, Principal Financial Officer, Treasurer and Director
Phil Skolnick, Ph.D., D.Sc. (hon)	60	President and Chief Scientific Officer
Warren Stern, Ph. D.	62	Senior Clinical Advisor
Arnold S. Lippa, Ph.D.	60	Executive Chairman of the Board
Patrick Ashe (3)	44	Director
Theresa A. Bischoff (1) (2)	53	Director
Zola Horovitz, Ph.D. (2) (3)	72	Director
Dennis Podlesak	49	Director
Daniel S. Van Riper (2) (3)	66	Director
Joseph S. Zakrzewski	45	Director

(1) Member of the nominating and governance committee.

(2) Member of the audit committee.

(3) Member of the compensation committee.

Barbara G. Duncan joined us in August 2001 and serves as our chief executive officer, principal financial officer, treasurer and a member of our board of directors. Prior to joining us, Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001, where she provided financial advisory services primarily to companies in the life sciences and general industrial industries. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group, where she focused primarily on structuring mergers, divestitures and financings for companies in the life sciences and general industrial industries. She also worked for PepsiCo, Inc. from 1989 to 1992 in its international audit division, and was a certified public accountant in the audit division of Deloitte & Touche from 1986 to 1989. Ms. Duncan received her B.S. from Louisiana State University in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, in 1994.

Phil Skolnick, Ph.D., D.Sc. (hon.) joined us in January 2001 and serves as our president and chief scientific officer. Prior to joining us, Dr. Skolnick served as a Lilly research fellow (Neuroscience) at Eli Lilly & Company from January 1997 to January 2001 where he spearheaded several innovative programs in drug discovery. From 1986 to August 1997, he served as senior investigator and chief, laboratory of neuroscience, at the National Institutes of Health. Dr. Skolnick served as a research professor of psychiatry at the Uniformed Services University of the Health Sciences from 1989 to 1998. He is currently an adjunct professor of anesthesiology at The Johns Hopkins University, an adjunct professor of pharmacology and toxicology at Indiana University School of Medicine and research professor of psychiatry at New York University School of Medicine. Dr. Skolnick is an editor of Current Protocols in Neuroscience and also serves on the editorial advisory boards of the European Journal of Pharmacology, Cellular and Molecular Neurobiology, the Journal of Molecular Neuroscience, and Pharmacology, Biochemistry & Behavior. He received a B.S. (summa cum laude) from Long Island University in 1968 and his Ph.D. from The George Washington University in 1972. Dr. Skolnick was awarded the D.Sc. honoris causa from Long Island University in 1993 and the University of Wisconsin-Milwaukee in 1995.

Warren Stern, Ph.D. joined us as a consultant in September 2003 and started full-time in December 2003 as senior vice president, drug development until May 2007 and is now our senior clinical advisor. Dr. Stern also serves as a consultant in charge of drug development for Jubilant Biosys, a company located in India. Previously he was senior vice president of scientific and medical Services at PAREXEL International Corporation, a major contract research organization, or CRO, where he had worked for the past five and one-half years. Dr. Stern has also held senior level positions in clinical research at Cato Research Ltd., a CRO, Forest Laboratories, Inc. and earlier, Burroughs Wellcome Co. Previously, Dr. Stern was president and CEO of Pharmatec Inc., a CNS-oriented drug delivery company. He has also founded two drug delivery companies, Research Triangle Pharmaceuticals and Nobex, Inc. Dr. Stern has over 25 years’ experience in drug development in CNS and other fields. He directed the successful NDA submissions of bupropion (Wellbutrin) and citalopram (Celexa). He has performed preclinical studies and clinical trials in psychopharmacology and published some 90 papers describing the results of his research in animal pharmacology and CNS-oriented clinical trials. Dr. Stern is the inventor on six patents and on three patent applications, including patents related to CNS products, and two drug delivery systems. He received his Ph.D. in psychopharmacology from Indiana University in 1969 and completed postdoctoral fellowships at Boston State Hospital and at the Worcester Foundation for Experimental Biology.

Arnold S. Lippa, Ph.D. is a co-founder and serves as executive chairman of our board of directors. Dr. Lippa served as our chief executive officer since our inception in April 1995 through June 2005. Dr. Lippa also currently serves as chairman of Xintria Pharmaceutical Corporation, as senior managing director of Aurora Capital LLC and as manager of Atypical BioCapital Management LLC, Atypical BioVentures LLC and T Morgen Capital LLC. Prior to founding DOV in 1995, Dr. Lippa founded Fusion Associates, Ltd., an investment and management company specializing in the creation and management of biomedical companies. Dr. Lippa served as Fusion’s managing director from 1989 to 1995. From 1989 through 1990, Dr. Lippa served as Vega Biotechnologies, Inc.’s chairman and chief executive officer. In 1984, Dr. Lippa co-founded Praxis Pharmaceuticals, Inc. and served as president and chief operating officer until 1988. Prior to 1985, he served as director of molecular neurobiology and held other positions at American Cyanamid. In addition, Dr. Lippa has consulted for various pharmaceutical and biotechnology companies and has been a graduate faculty professor at the New York University School of Medicine and the City University of New York. He received his B.A. from Rutgers University in 1969 and his Ph.D. in psychobiology from the University of Pittsburgh in 1973.

Patrick Ashe has been a member of our board of directors since January 1999. He currently serves as senior vice president, business development and as a member of the board of directors at AGI Therapeutics, plc. From May 1994 to November 2001, Mr. Ashe served as vice president, commercial development at Elan Pharmaceutical Technologies, a division of Elan Corporation, plc. Additionally, from January 1999 to November 2001, Mr. Ashe served as co-manager of Nascime Limited. Mr. Ashe was graduated from University College Dublin with a B.Sc. in pharmacology in 1985 and completed his M.B.A. at Dublin City University's Business School in 1994.

Theresa A. Bischoff became a member of our board of directors in December 2003. Ms. Bischoff is also a trustee of Mutual of America Capital Asset Management. Ms. Bischoff currently serves as the chief executive officer of the American Red Cross in Greater New York. She has also served as chair of the Association of American Medical Colleges, the policy setting and advocacy organization for the 125 medical schools and 400 major teaching hospitals in the United States. From 1984 to 2003, Ms. Bischoff served as president and also held various other positions at the NYU Medical Center. Prior to joining NYU Medical Center, she worked in corporate finance at Squibb Corporation and Great Northern Nekoosa. Ms. Bischoff received a B.S. in accounting from University of Connecticut in 1975 and a M.B.A. from the New York University in 1991. Ms. Bischoff is also a certified public accountant.

Zola Horovitz, Ph.D. has been a member of our board of directors since our inception in April 1995. Dr. Horovitz currently is a consultant to the pharmaceutical and biotechnology industries and serves as a director of Genvec, Inc., BioCryst Pharmaceuticals, Inc., Palatin Technologies, Inc., Avigen, Inc., Genaera Pharmaceuticals, Inc., Immunicon Corp. and Nitromed, Inc. Before joining us, Dr. Horovitz served 35 years in various managerial and research positions at Bristol-Myers Squibb and its affiliates. At Bristol-Myers Squibb, Dr. Horovitz served as vice president, business development and planning from 1991-1994, vice president, licensing in 1990, and vice president, research, planning and scientific liaison from 1985-1989. Dr. Horovitz received a B.S. in pharmacy and his M.S. and Ph.D. in pharmacology from the University of Pittsburgh in 1955, 1958 and 1960 respectively.

Dennis Podlesak became a member of our board of directors in April 2006. Mr. Podlesak is the chief executive officer of Cerexa, Inc., a wholly-owned subsidiary of Forest Laboratories, Inc. Cerexa is an innovation-driven biopharmaceutical company focused on developing and commercializing a growing portfolio of novel anti-infective therapies to treat serious and life-threatening infections. Prior to Cerexa, Mr. Podlesak was the chief executive officer of Peninsula Pharmaceuticals, Inc. Before Peninsula, Mr. Podlesak served as senior vice president and head of a North American Business Unit for Novartis AG and as a member of Novartis’ pharmaceutical executive committee and global leadership team. Earlier in his career, Mr. Podlesak served as vice president and head of the CEC division of Allergan, Inc. and as member of Allergan’s North American and global management team. Mr. Podlesak spent the first ten years of his career with SmithKline Beecham (now GlaxoSmithKline plc) where he was promoted to eight positions of increasing responsibility during his tenure with the company. Mr. Podlesak is a director of Avanir Pharmaceuticals, and Prevent Blindness, a non-profit organization that focuses on preventable blindness with a particular emphasis on children. Mr. Podlesak holds an M.B.A. from Pepperdine University and a B.A. in Business Administration from Western Illinois University.

Daniel S. Van Riper became a member of our board of directors in March 2002. Mr. Van Riper is also a director of Hubbell Incorporated, where he serves on the audit, compensation and finance committees, a director of New Brunswick Scientific Co., Inc. where he serves on the compensation and governance committee and a director of 3D Systems Corporation, where he chairs the audit and finance committees and serves on the compensation committee. Mr. Van Riper is an independent financial consultant and served as special advisor to Sealed Air Corporation from 2002 to 2005. He previously served as senior vice president and chief financial officer of Sealed Air Corporation from July 1998 to January 2002. He is a former director of Millennium Chemicals Inc., where he served on the audit committee and chaired the compensation committee. Previously, Mr. Van Riper was a partner of KPMG LLP, where he worked from June 1962 to June 1998. Mr. Van Riper was graduated with high honors and a B.S. in accounting and completed his M.B.A. in economics and finance from Rutgers University. He is a certified public accountant and is a member of the American Institute of Certified Public Accountants and Beta Gamma Sigma, national honorary business fraternity.

Joseph S. Zakrzewski became a member of our board of directors in May 2007. Mr. Zakrzewski is currently the chief executive officer and a director of Xcellerex, a privately held company focused on commercializing its proprietary next generation manufacturing technology for biotherapeutics and vaccines.  Mr. Zakrzewski recently served from 2005 through the first quarter of 2007 as the chief operating officer of Reliant Pharmaceuticals, a specialty pharmaceutical company focused on cardiovascular drugs.  While at Reliant Pharmaceuticals, Mr. Zakrzewski had responsibility for the company's pharmaceutical operations, including research and development, business development, supply chain/manufacturing, quality, information technology, and compliance.  From 1988 to 2004, Mr. Zakrzewski served in a variety of executive level capacities at Eli Lilly & Company, including research and development, manufacturing, finance and business development.  His most recent position at Eli Lilly & Company was vice president, corporate business development, where he had responsibility for all business development activities on a global basis.  Mr. Zakrzewski received a B.S. in chemical engineering in 1986, an M.S. in biochemical engineering from Drexel University in 1988, and an M.B.A. in finance from Indiana University in 1992.  In addition to his role on the Xcellerex board of directors, Mr. Zakrzewski also serves as a member of the board of trustees of the Licensing Executive Society.

Board Composition

We currently have eight directors. Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. Our board of directors consists of three Class I directors, Ms. Duncan and Messrs. Van Riper and Podlesak, whose term of office will continue until the 2009 annual meeting of stockholders, three Class II directors, Ms. Bischoff, Dr. Horovitz and Mr. Zakrzewski, whose term of office will continue until the 2007 annual meeting of stockholders, and two Class III directors, Dr. Lippa and Mr. Ashe, whose term of office will continue until the 2008 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Board Committees

Audit Committee and Audit Committee Financial Expert

We have an established audit committee comprised solely of non-management directors all of whom are independent under Section 10A of the Securities Act of 1934, or Exchange Act. The audit committee determines the selection and retention of our independent registered public accounting firm, reviews the scope and results of audits, submits appropriate recommendations to the board of directors regarding audits, reviews our internal controls, provides pre-approval of principal accountant fees and services and is responsible for reviewing quarterly and annual filings with the SEC and releases containing our financial statements. The current members of the audit committee are Theresa Bischoff, Zola Horovitz and Daniel Van Riper (chairman). Our board of directors has determined that our audit committee members are independent and that Daniel Van Riper and Theresa Bischoff each qualify as an audit committee financial expert in accordance with SEC rules. For Mr. Van Riper’s and Ms. Bischoff’s relevant experience, see their biographies listed in “Executive Officers and Directors” above.

Compensation Committee

The compensation committee reviews and approves the compensation of our executive officers and directors, carries out duties under our incentive compensation plans and other plans approved by us as may be assigned to the committee by the board of directors and makes recommendations to the board of directors regarding these matters. The committee also reviews and approves the compensation including stock option grants of all new employees and promotions if their compensation reaches $150,000 per annum plus the aggregate allowance for raises, bonuses and options to be awarded annually to all non-executive employees. The current members of the compensation committee are Patrick Ashe, Zola Horovitz (chairman) and Daniel Van Riper.

Nominating and Governance Committee

The nominating and governance committee has the responsibility of identifying, recommending and nominating a director to fill any existing board vacancies, overseeing DOV’s corporate governance practices as well as overseeing the evaluation of the board’s other committees other than the audit committee. It may also make recommendations regarding an increase in board size and candidates to fill membership increases. Currently, its only member is Theresa Bischoff.

Independence of Members of the Board of Directors

The board of directors has determined that Dr. Horovitz, Ms. Bischoff and Messrs. Ashe, Podlesak, Van Riper and Zakrzewski are independent within the meaning of the director independence standards of the SEC, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Furthermore, the board of directors has determined that each member of each of the committees of the board of directors is independent within the meaning of the director independence standards of the SEC, and that each member of the Audit Committee meets the heightened director independence standards for audit committee members of the SEC.

Compensation Discussion and Analysis

Our named executive officers for 2006 include:

•	Barbara G. Duncan, our chief executive officer and principal financial officer,

•	Phil Skolnick, Ph.D., D.Sc. (hon), our president and chief scientific officer,

•	Warren Stern, Ph.D., who is our senior clinical advisor and who held the position of senior vice president of drug development until May 2007,

•	Scott Myers, who held the office of senior vice president of marketing and commercialization until January 2007,

•	Arnold Lippa, Ph.D., who is our executive chairman and who held the position of chief executive officer until July 2005,

•	Leslie Hudson, Ph.D., who held the position of director, chief executive officer and president until June 2006, and

•	Robert Horton, who held the office of senior vice president, general counsel and secretary until May 2006.

The discussion below is intended to help you understand the detailed information provided in the following tables below and put that information into context within our overall compensation program.

Overview of Compensation Structure

The compensation committee is responsible for establishing and monitoring our general compensation policies and compensation plans, as well as the specific compensation levels for executive officers and certain other employees depending on base salary levels. It also makes recommendations to the board of directors concerning option and other grants under the 2000 Plan to other employees as a group.

General Compensation Policy

Under the supervision of the board of directors, our compensation policy has been designed to attract and retain qualified key executives critical to our growth and long-term success. In light of events occurring during 2006, which are discussed under the heading of “2006 Circumstances and Compensation Adjustments”, the objectives during the second half of fiscal 2006 were also focused on retention of executives to ensure the short-term viability of the Company. It is the objective of the board of directors to have a portion of each executive's compensation contingent upon our corporate performance as well as upon the individual's personal performance. Accordingly, each executive officer's compensation package is comprised of three elements: (i) base salary, which reflects individual background, performance and expertise, progress and collaboration objectives and, to a lesser extent, his or her success in achieving designated individual goals, (ii) variable bonus awards payable in cash and tied to the achievement of certain performance goals that the board of directors and compensation committee establish from time to time for the company and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interests between executive officers and shareholders.

The summary below describes in more detail the factors that the compensation committee considers in establishing each of the three primary components of the compensation package provided to the executive officers.

Base Salary

The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at similar companies and the salary necessary to attract and retain qualified management. Base salary is adjusted each year to take into account the individual's performance and to maintain a competitive salary structure. Company performance historically has not played a significant role in the determination of base salary. However, the continuing senior executives’ base salary were not adjusted for the 2007 year as part of the annual review process as the compensation committee will engage a compensation consultant in the second quarter of 2007 to help establish an overall compensation program in light of the events that occurred during 2006, as discussed under the heading “2006 Circumstances and Compensation Adjustments”.

Variable Bonus Awards

Cash bonuses are awarded on a discretionary basis to executive officers on the basis of their success in or contribution to achieving specific company-wide corporate goals as well as the individual's personal performance. For the 2006 awards paid in January 2007, the compensation committee approved these specific goals in December 2005.

Long-Term Incentive Compensation

We have utilized our stock option plans to provide executives and other key employees with incentives to maximize long-term shareholder values. Awards under the 2000 plan by the compensation committee have taken the form of stock options and restricted stock awards designed to give the recipient a significant equity stake and thereby closely align his or her interests with those of our shareholders. Factors considered in making such awards include the individual's position, his or her performance and responsibilities and internal comparability considerations. Each option grant allows the executive officer or key employee to acquire shares of our common stock at a fixed price per share (in all cases to date, fair market value on the date of grant) over a specified period of time (up to 10 years). For our employees, the options typically vest in 25% annual installments over a four-year period. The executive officers’ have historically been granted options upon employment or upon employment contract renewals that vested over a three-year period, 50% after 18 months and the balance quarterly over the remaining 18-month vesting period, contingent in each case upon the executive officer's or key employee’s continued employment with us. Accordingly, options will provide a return to the executive officer or key employee to a significant degree only if he or she remains in our service, and then only if the market price of our common stock appreciates over the option term. However, special option grants were made during 2006 to reflect the renegotiated contracts for our senior executives as part of a management reorganization that occurred in June 2006. Given the significant decline of our stock price in 2006 from a high of $19.94 to a low of $0.29 per share, the long-term incentive compensation previously granted to our employees and executive officers may not provide the incentive anticipated by the grants. The compensation committee will engage a compensation consultant in the second quarter of 2007 to evaluate the long-term incentive plan and make recommendations for consideration by the compensation committee towards structuring a new long-term incentive program.

Perquisites; Other Compensation

Our named executive officers, except for Dr. Lippa, were granted car allowances of $1,000 per month in 2006 during their employment period. In addition to the cash and equity compensation described above, we provide our named executive officers with the same benefit package available to all of our salaried employees. This package includes:

•	Health and dental insurance, life insurance and disability insurance;

•	Participation in 401k plan,

•	Tuition reimbursement, and

•	Commuting expenses for the excess mileage incurred as a result of our headquarter relocation to Somerset, New Jersey.

We also provide relocation assistance, which is determined on a case by case basis. In 2006, we reimbursed Mr. Myers for housing expenses incurred prior to the relocation of our headquarters to Somerset, New Jersey. The named executive officers are entitled to severance in various circumstances upon a change-in-control as described under the heading ‘‘Potential Payments Upon Termination or Change in Control’’ below.

Pension Benefits

We do not sponsor any plans that provide for payments or other benefits at, following, or in connection with retirement, excluding a tax-qualified defined contribution plan.

Nonqualified Deferred Compensation

We currently do not sponsor any non-qualified defined contribution or other non-qualified deferred compensation plans.

Accounting and Tax Treatment

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies publicly-held corporations a federal income tax deduction for compensation exceeding $1,000,000 paid to named executive officers, excluding performance-based compensation. Through December 31, 2006, this provision has limited our ability to deduct executive compensation of approximately $800,000, and the compensation committee will continue to monitor the potential impact of Section 162(m) on our ability to deduct executive compensation.

The accounting treatment of our compensation plans, including without limitation shared-based payments accounted for under SFAS No. 123(R) which we adopted as required on January 1, 2006, is not a significant factor in how we design our executive compensation plans.

Role of Executive Officers in Determining Compensation

Pay levels for each named executive officer, other than our Chief Executive Officer, largely reflect the recommendation of our Chief Executive Officer based upon individual experience and breadth of knowledge, internal considerations and other subjective factors.  Our Chief Executive Officer was not involved with any aspect of determining his/her own compensation.

Allocation of Compensation

There is no pre-established policy or target for the allocation of compensation.  The factors described above, as well as the overall compensation philosophy, is reviewed to determine the appropriate level and mix of compensation.  Historically, and in fiscal 2006, the greatest weighting of compensation granted to named executive officers was in the form of long-term incentive compensation.

Timing of Compensation

As discussed elsewhere, compensation, including salary base adjustments, incentive plan goal specifications and incentive plan payments, for our named executive officers are reviewed annually, usually in the first quarter of the fiscal year.

Minimum Stock Ownership Requirements

There are no minimum stock ownership guidelines for our executives or employees.

2006 Circumstances and Compensation Adjustments

Beginning in 2006, the Company was anticipating two potential transforming events. The first was the potential for an NDA approval for our lead compound, indiplon, which should have enabled the Company to generate capital from the contractual royalty stream due from the sales of that compound. The second was the potential receipt of positive efficacy results in the first of our two CLBP studies with our analgesic, bicifadine, which should have enabled the Company to raise significant capital either through the partnering of the compound or from outside investors. Through April 2006, the management team was encouraged to work towards either entering into a substantial licensing arrangement for bicifadine or selling the Company at substantial premiums. Therefore, the compensation committee felt that it was appropriate to establish a special bonus pool for certain employees should a sale of the Company occur that reflected the potential for these two transforming events for the Company thus supplementing the performance bonus based upon corporate and individual goals established in December of 2005.

However in April 2006, we received disappointing results from the first Phase III clinical trial of bicifadine in patients with CLBP and our common stock price experienced a substantial decline from the previous day’s close price of $14.69 to $7.92. Further, in May 2006, our partner Neurocrine announced that the FDA had issued two complete responses regarding indiplon capsule and tablet NDAs. These responses indicated that indiplon 5 mg and 10 mg capsules were approvable and that the 15 mg tablets were not approvable and thus our common stock price experienced a further decline from the previous day’s close price of $7.05 to $3.02. These two negative events significantly altered the outlook and strategy for the Company as the potential for capital infusions resulting from these two compounds was diminished significantly.

The Company responded to these changes by reorganizing its senior management team to maximize the value of DOV's existing pipeline and explore and pursue the Company's most attractive financing opportunities. As such, Dr. Leslie Hudson resigned from his position as chief executive officer and president, and our chief financial officer, Barbara Duncan, took on the role and title of president, chief financial officer and director. Additionally, our chief scientific officer, Dr. Phil Skolnick, was named executive vice president and chief scientific officer. The compensation committee worked with an external consultant to determine appropriate employment and compensation arrangements for Ms. Duncan and Dr. Skolnick to reflect their increased roles and responsibilities as well as the Company’s business situation. In summary, each of these executives were granted 350,000 options and were given extensions of their employment agreements until June 2008.

Potential Payments Upon Termination or Change in Control

The following tables set forth potential payments payable to our named executive officers that are current employees upon termination of employment or a change in control of us under their current employment. Potential payments upon termination or change of control come from two sources:

(i)    We have entered into employment agreements with each of our current named executive officers as described in the section entitled “Employment Agreements” which entitles them to severance in the event of death, disability or a termination of their employment by us without cause or a termination of employment by the employee for good reason or within six months of certain events constituting a change of control of the Company; and

(ii)    We adopted in April 2006 a bonus incentive program which included our current named executive officers should a change of control occur before April 17, 2007. The program indicated that certain employees would be entitled to receive a bonus calculated upon an acquisition of the Company in which the sale price per share is at a premium equal to or greater than 30% over the average daily price per share during the twelve months immediately prior to the execution of a term sheet for the sale of the Company. However, given the Company’s stock price decline from December 31, 2005 to December 31, 2006, there would have been no bonus payable under the bonus plan should an acquisition have occurred even at a 1,000% premium to our year end stock price. Please refer to the section entitled “2006 Circumstances and Compensation Adjustments”. Although this bonus incentive will expire in April 2007, the compensation committee will hire a compensation consultant to establish appropriate incentives going forward which may or may not include a bonus incentive program for the sale of the Company.

The following table sets forth the estimated value of payments and benefits due to our named executive officers pursuant to their employment agreements and assuming our continuing named executive officers’ employment was terminated on December 31, 2006.

Name	Severance	Health Benefits

Barbara Duncan

Termination due to change of control	$516,000	$-

Termination due to disability	258,000	15,642

Termination due to death	86,000	5,214

Phil Skolnick, Ph.D., D.Sc. (hon)

Termination due to change of control	516,000	-

Termination due to disability	258,000	6,545

Termination due to death	86,000	11,856

Warren Stern, Ph.D.

Termination due to change of control	-	-

Termination due to disability	259,006	3,952

Termination due to death	86,000	11,856

2006 Compensation Information for our Continuing Named Executive Officers for 2007

On January 19, 2007, the compensation committee approved the compensation for the named executive officers for 2006. The compensation committee also approved the following base salaries for 2007 and for 2006 as set forth below.

	Annualized Base Salary
Executive	2006	2007
Ms. Duncan	$344,000	$344,000
Dr. Skolnick	$344,000	$344,000
Dr. Stern(1)	$345,000	$345,000

(1)
Dr. Stern reduced his employment level to 70% beginning October 1, 2006, to 50% beginning January 1, 2007 and to 20% beginning April 1, 2007. Accordingly, his annualized base salary was reduced by 30% beginning October 1, 2006, 50% beginning January 1, 2007 and 80% beginning April 1, 2007.

As discussed under the heading of “2006 Circumstances and Compensation Adjustments”, in December 2005, the compensation committee defined specific award opportunities as a percentage of salary for each executive. The 2006 award goals were weighted to reflect the Company’s strategic objectives and were contingent primarily on performance relative to achievement of corporate goals (60% of target bonus) and for individual performance (40% of target bonus). For the determination of the actual awards for 2006 to be paid in 2007, the compensation committee reviewed the detailed goals that had been approved and determined that the corporate goals for 2006 were achieved at a 40% level and that individual goals for the most part were achieved. The following table shows the potential awards at maximum, as well as each executive’s actual award paid in 2007, as a percentage of salary.

Annual Incentive Opportunities as a Percentage of Annualized Salary for 2006 and Actual Paid in 2007
Executive	Maximum Percentage	Actual Award
Ms. Duncan(1)	40%	24%
Dr. Skolnick	30%	18%
Dr. Stern	30%	18%

(1) Ms. Duncan’s original incentive award was a maximum of 30%; however, she took on the additional role of President in July 2006 and, in early 2007, the committee determined that the incentive award maximum should be increased to reflect the maximum award originally set for the former chief executive officer.

Summary Compensation Table

The following table sets forth certain compensation information for the years indicated as to our CEO and the named executive officers for the fiscal years ended December 31, 2006, 2005 and 2004. In addition, we have included information for former officers whose employment terminated within the last twelve months and for our executive chairman whose employment as chief executive officer terminated in July 2005 and therefore their compensation also includes amounts paid pursuant to severance arrangements. We have not included the column for nonqualified deferred compensation earnings as we do not have deferred compensation programs.

The equity compensation costs included in the Stock and Option Awards columns below are associated with the 2000 Plan and are recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS No. 123(R). Therefore, awards pursuant to the 2000 Plan may include restricted stock and stock options given during and prior to 2006. Assumptions used in the calculation of these amounts are included in Note 4 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2006 included in this prospectus beginning on page F-22.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(9)	Option Awards(9)	Non-Equity Incentive Plan Compensation (1)	All Other Compensation	Total
Continuing Employees:
Barbara Duncan (2)	2006	$343,731	$—	$—	$845,796	$30,000	$16,550	$1,236,077
Director, Chief Executive Officer	2005	327,692	—	—	160,562	75,000	12,242	575,496
and Treasurer	2004	298,077	—	—	345,286	50,000	12,300	705,663

Phil Skolnick, Ph.D., D.Sc. (hon)(3)	2006	343,731	—	—	343,419	30,000	17,716	734,866
President	2005	327,692	—	—	646,271	75,000	13,042	1,062,005
and Chief Scientific Officer	2004	299,038	—	—	58,871	50,000	13,290	421,199

Warren Stern, Ph.D. (4)	2006	320,827	—	—	1,262,031	45,000	66,206	1,694,064
Senior Clinical Advisor	2005	327,692	—	—	2,391,150	75,000	13,599	2,807,441
	2004	300,000	—	—	—	—	13,815	313,815

Former Employees:
Arnold S. Lippa, Ph.D(5)	2006	—	—	—	211,334	—	557,065	768,399
Executive Chairman	2005	248,991	—	903,000	160,562	100,000	9,726	1,422,279
	2004	363,212	—	—	—	125,000	33,895	522,197

Leslie Hudson(6)	2006	463,376	85,000	—	3,491,400	—	268,216	4,307,992
Former Director, Chief Executive Officer and President	2005	174,904	—	2,120,000	—	—	84,710	2,379,614

Scott Myers(7)	2006	330,000	—	—	—	—	13,357	343,357
Senior Vice President, Marketing and Commercialization	2005	21,577	—	—	—	—	1,021	22,598

Robert Horton (8)	2006	124,038	—	—	1,710,241	15,000	245,799	2,095,078
Senior Vice President, General	2005	327,692	—	—	402,571	75,000	15,077	820,340
Counsel and Secretary	2004	307,211	—	—	187,498	50,000	15,048	559,757

(1)
Does not reflect non-contractual bonuses paid in 2007 to the three current named executive officers aggregating $205,000 as described in “2006 Compensation Information for our Continuing Named Executives Paid in 2007” section above.

(2)	All other compensation represents $16,250, $12,000 and $12,000 in 2006, 2005 and 2004 for automobile allowance and $300, $242 and $300 in 2006, 2005 and 2004 for life insurance premiums.

(3)	All other compensation represents $16,426, $12,000 and $12,000 in 2006, 2005, and 2004 for automobile allowance and $1,290, $1,042 and $1,290 in 2006, 2005 and 2004 for life insurance premiums.

(4)
All other compensation represents $15,195, $12,000 and $12,000 in 2006, 2005 and 2004 for automobile allowance, $49,031 for accrued vacation in 2006 and $1,980, $1,599 and $1,815 in 2006, 2005 and 2004 for life insurance premiums.

(5)
Dr. Lippa’s employment as chief executive officer and president of the Company terminated effective July 2005. In connection with this termination, Dr. Lippa will receive severance of $731,500 over two years. He continues as executive chairman of the board. All other compensation represents $557,065 in severance for 2006; $9,180 and $16,723 in 2005 and 2004 for automobile allowance, $546, and $8,018 in 2005 and 2004 for life insurance premiums and $9,154 in 2004 for advances repaid in 2005.

(6)
Dr. Hudson joined us effective July 28, 2005 and terminated his employment in June 2006 and relinquished all options awarded to him. In connection with this termination Dr. Hudson will receive severance of $656,625 over two years. Other compensation includes $218,875 in severance paid in 2006 and $19,783 in payment for unused accrued vacation in 2006; $13,300 and $78,966 in relocation expense reimbursement in 2005; $6,000 and $5,000 in 2006 and 2005 for automobile allowance; $8,963 for reimbursement of legal fees in 2006; and $1,295 and $744 in 2006 and 2005 for life insurance premiums.

(7)
Mr. Myers terminated his employment in January 2007. All other compensation represents $12,000 and $1,000 in 2006 and 2005 for automobile allowance, $300 and $21 in 2006 and 2005 for life insurance premiums and $1,058 for housing allowance in 2006.

(8)
Mr. Horton terminated his employment in May 2006. All other compensation represents $215,769 and $23,539 in 2006 for severance and paid vacation; $4,000, $12,000 and $12,000 in 2006, 2005 and 2004 for automobile allowance; and $2,491, $3,077 and $3,048 in 2006, 2005 and 2004 for life insurance premiums.

(9)
Option award amounts are the fair value (as determined on the date of grant) of all options vested during the fiscal year. We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards, which requires various judgmental assumptions including estimating stock price volatility, forfeiture rates, and expected life. Although the amounts for option and restricted stock awards reflected appear large based upon our current market capitalization, the grants and fair value established were made at a point when our market capitalization was substantially higher.

Option Grants in Last Fiscal Year

The following table sets forth information with respect to the named executive officers and our former executive officers concerning the grant of stock options during 2006. All the options were granted at the fair market value on the date of grant as determined by the board of directors. We have not included information for estimated future payouts under non-equity and equity incentive plan awards as we do not presently have an incentive plan established for 2007. As noted above, the compensation committee intends to engage a compensation consultant in the second quarter of 2007 to evaluate the long-term incentive plan and make recommendations for consideration by the compensation committee towards structuring a new long-term incentive program.

	Individual Grants
Name	Options Granted	% of Total Options Granted	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Fair Value(1)
Barbara Duncan	350,000	22.8%	$2.12	6/30/2016	$520,450
	15,000	1.0	17.61	2/7/2016	148,305
Phil Skolnick, Ph.D. D. Sc. (hon)	350,000	22.8	2.12	6/30/2016	520,450
	15,000	1.0	17.61	2/7/2016	148,305
Warren Stern, Ph.D.	75,000	4.9	2.12	6/30/2016	106,350
	25,000	1.6	17.61	2/7/2016	247,175
Former Employees:
Leslie Hudson, Ph.D.	50,000	3.3	17.61	2/7/2016	494,350
Scott Myers	50,000	3.3	2.08	6/28/2016	69,800
Arnold Lippa, Ph.D.	-	-	-	-	-
Robert Horton	-	-	-	-	-

(1) Although the amounts reflected appear large based upon our current market capitalization, the grants and fair value established were made at a point when our market capitalization was substantially higher. Please refer to the section “2006 Circumstances and Compensation Adjustments”.

2006 Option Exercises and Stock Vested Table

The following table sets forth certain information concerning the values realized upon exercise of options or vesting of restricted stock awards by the named executive officers and our former senior executives during fiscal 2006.

	Option Awards		Stock Awards
Name	Shares Acquired on Exercise	Value ($) Realized(1)	Number of Shares Acquired on Vesting		Value Realized Upon Vesting(2)
Barbara Duncan	65,000	$913,830	—		$—
Phil Skolnick, Ph.D. D. Sc. (hon)	60,000	885,830	—		—
Warren Stern, Ph.D.	—	—	—		—
Former Employees:
Arnold S. Lippa, Ph.D.	—	—	20,000		53,800
Leslie Hudson, Ph.D.	—	—	100,000	(3)	213,000
Scott Myers	—	—	—		—
Robert Horton	—	—	—		—

 (1)  Determined by multiplying the number of shares acquired on exercise by the difference between the closing price on the date of exercise and the exercise price.

(2)  Determined by multiplying the number of shares of restricted stock that vested by the closing price of the stock on the vesting date.

(3)  The vesting of the restricted shares was accelerated during the year pursuant to the severance agreement entered into with Dr. Hudson in June 2006.

Granting of Equity Awards

       The compensation committee approves the eligible equity award recipients along with the amount and types of the equity awards. An award agreement is sent to each recipient. This grant agreement describes the amount and type of awards, as well as the terms and conditions of the awards.

       These awards are made in accordance with the terms of the 2000 Plan. The 2000 Plan has been approved by the stockholders and may be modified in limited instances by the compensation committee. The exercise price for options was based on the closing stock price on the award date.

Calculation of Fair Value of Equity Awards

       Options - In accordance with SFAS No. 123(R), the Company determines the fair value of options as of the grant date. For all options the Company uses the Black Scholes valuation model.

       Restricted Stock Awards, or RSAs - In accordance with SFAS No. 123(R), the Company determines the fair value of Restricted Stock Awards as the closing price of the Company’s common stock as of the grant date.

2006 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning outstanding awards as of December 31, 2006. We have not included columns for equity incentive plan awards as we do not currently have such a plan in place.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End				Stock Awards
Name	Number Exercisable	Number Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of RSAs Unvested(1)	Market Value of RSAs Unvested	Number of RSAs Vested	Market Value of RSAs Vested
Barbara Duncan	234,500	—	$4.01	8/20/2011	—		—
	22,916	2,084	13.66	1/26/2014
	74,999	25,001	12.79	8/3/2014
	—	15,000	17.61	2/7/2016
	—	350,000	2.12	6/30/2016
Phil Skolnick, Ph.D. D. Sc. (hon)	250,000	—	2.78	7/10/2010	—		—
	91,655	8,335	13.58	1/9/2014
	6,250	18,750	16.77	2/1/2015
	—	15,000	17.61	2/7/2016
	—	350,000	2.12	6/30/2016
Warren Stern, Ph.D.	285,000	—	15.36	9/10/2013	—		—
	6,250	18,750	16.77	2/1/2015
	—	25,000	17.61	2/7/2016
	—	75,000	2.12	6/30/2016

Former Employees:
Arnold S. Lippa, Ph.D.	22,916	2,084	13.66	1/26/2014	40,000	$10,800	20,000	$5,400
	11,250	33,750	16.77	2/1/2015
	48,600	—	2.47	1/17/2010
	162,000	—	2.73	12/10/2008
Leslie Hudson, Ph.D.	—	—			—		100,000	27,000
	—	—
Scott Myers	—	285,000	14.28	12/01/2015	—		—
	—	50,000	2.08	6/28/2016
Robert Horton	150,000	—	4.40	8/16/2012	—		—
	25,000	—	13.66	1/26/2014
	25,000	—	16.77	2/1/2015
	100,000	—	21.15	7/29/2015
	—	—	2.78	5/31/2010

(1) All unexercisable options and restricted stock awards became exercisable on March 15, 2007 pursuant to the consummation of the Exchange Offer.

Employment and Severance Arrangements

Current Employees

Barbara Duncan. In connection with her employment by us in August 2001, we entered into an employment agreement with Ms. Duncan (as amended in August 2004 and June 2006), which provides for her employment as president and chief financial officer until June 30, 2008. Ms. Duncan’s title was changed to chief executive officer in February 2007. Under the amended agreement, we will pay Ms. Duncan base compensation of at least $300,000 per year. For 2007, we will pay her $344,000 in base salary. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Upon the commencement of Ms. Duncan's employment, we granted her options to purchase 364,500 shares of our common stock (adjusted for subsequent 1.62-for-1 stock split) at an exercise price of $4.01 per share (as so adjusted) which are completely vested. In addition, in August 2004, in connection with renewal of her employment agreement, we granted her options to purchase 100,000 shares of our common stock at an exercise price of $12.79 per share which are completely vested as a change of control occurred upon the consummation of the exchange offer which accelerated the vesting of outstanding options under the 2000 Plan except for those granted in January 2007. In June 2006, in connection with her promotion to President, we granted her options to purchase 350,000 shares of our common stock at an exercise price of $2.12 per share which are completely vested as a change of control occurred upon the consummation of the exchange offer which accelerated the vesting of outstanding options under the 2000 Plan except for those granted in January 2007. Options granted to Ms. Duncan, to the extent not vested, shall vest immediately upon a termination of Ms. Duncan’s employment by DOV without cause or a termination of employment by Ms. Duncan for good reason or within six months of certain events constituting a change of control of the Company. We are obligated to continue to pay Ms. Duncan her base and incentive compensation and to continue her benefits for a period of nine months if she is terminated upon becoming disabled or for a period of 90 days upon her death. Additionally, in the event of a termination of Ms. Duncan’s employment by DOV without cause or a termination of employment by Ms. Duncan for good reason or within six months of certain events constituting a change of control of DOV, Ms. Duncan will be entitled to severance payments equal to the greater of (i) basic compensation for the period commencing on the date of such termination and ending June 30, 2008 and (ii) basic compensation for the period commencing on the date of such termination and ending on the date that is 12 months thereafter. The amendment also provides that Ms. Duncan will resign as a member of the Company’s board of directors in the event Ms. Duncan’s employment with the Company is terminated for any reason.

Dr. Phil Skolnick Ph.D., D.Sc.(hon). In connection with his employment by us in January 2001, we entered into an employment agreement (as amended in January 2004 and June 2006) with Dr. Skolnick, which provides for his employment as executive vice-president, research and chief scientific officer until June 30, 2008. In February 2007, Dr. Skolnick’s title was changed to president and chief scientific officer. Under the amended agreement, we will pay Dr. Skolnick base compensation of at least $300,000 per year. For 2007, we will pay him $344,000 in base salary. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Upon the commencement of Dr. Skolnick's employment, we granted him options to purchase 405,000 shares of our common stock (adjusted for subsequent 1.62-for-1 stock split) at an exercise price of $2.78 per share (as so adjusted) which are completely vested. In January 2004, in connection with renewal of his employment agreement, we granted him options to purchase 100,000 shares of our common stock at an exercise price of $13.58 per share which are completely vested. In connection with the execution of the June 2006 amendment, Dr. Skolnick was granted options to purchase 350,000 shares of our common stock at an exercise price of $2.12 per share which are completely vested as a change of control occurred upon the consummation of the exchange offer which accelerated the vesting of outstanding options under the 2000 Plan except for those granted in January 2007. We are obligated to continue to pay Dr. Skolnick his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. Additionally, in the event of a termination of Dr. Skolnick’s employment by DOV without cause or a termination of employment by Dr. Skolnick for good reason or within six months of certain events constituting a change of control of the Company including if either Dr. Horovitz or Dr. Lippa are not on our board of directors, Dr. Skolnick will be entitled to severance payments equal to the greater of (i) basic compensation for the period commencing on the date of such termination and ending June 30, 2008 and (ii) basic compensation for the period commencing on the date of such termination and ending on the date that is 12 months thereafter. The agreement also requires Dr. Skolnick to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

Dr. Warren Stern, Ph.D.  In connection with his engagement in September 2003, Dr. Stern and we entered into a consulting agreement and an employment agreement which was amended on June 30, 2006. The amended employment agreement provides for an extension of the term of Dr. Stern’s service to DOV as senior vice president of drug development from September 10, 2006 until June 30, 2007; provided, however, that the hours of service provided by Dr. Stern to us and Dr. Stern’s basic compensation will be reduced by (i) 30% from October 1, 2006 until January 1, 2007 and (ii) 50% from January 1, 2007 until March 31, 2007. Under the consulting agreement, pending commencement of full-time employment, we paid Dr. Stern $45,000. Under the employment agreement, once Dr. Stern commenced full-time employment in December 2003, we agreed to pay him $300,000 per year. The employment agreement provided for benefits, the reimbursement of expenses and the payment of incentive compensation, which was determined by our board of directors in its sole discretion. Additionally, as of September 10, 2003, we granted Dr. Stern options to purchase 285,000 shares of our common stock at an exercise price of $15.36 per share which are completely vested. In connection with the execution of the amendment, Dr. Stern was granted options to purchase 75,000 shares of DOV common stock at an exercise price of $2.12 per share which are completely vested. We were obligated to continue to pay Dr. Stern his base and incentive compensation and to continue his benefits for a period of nine months if he was terminated upon becoming disabled or for a period of 90 days upon his death. The employment agreement also required Dr. Stern to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the time we make severance payments to him.

Effective April 1, 2007, Dr. Stern’s employment agreement expired and the terms of Dr. Stern’s continued employment with DOV is governed by a Letter Agreement, dated as of March 29, 2007. The letter agreement provides for Dr. Stern’s continued employment until June 30, 2007. Dr. Stern will devote 8 hours per week to his employment with DOV and will receive $1,702 per week (minus standard withholdings and deductions required by law). Dr. Stern will be entitled to 1.5 vacation days during the period from Apri1 1, 2007 until June 30, 2007; however, he will not be entitled to any additional benefits generally provided to DOV employees.

Prior Employees

Dr. Arnold Lippa, Ph.D. On May 23, 2005, the Company entered into a two-year employment agreement with Dr. Lippa, the Company’s then chief executive officer, which continued his existing agreement, with certain changes, that was extended in January 2005. Such changes include severance protection in the event of a termination of employment without cause or good reason equal to payment of base compensation for the greater of one year or the balance of the term of the agreement, subject to consulting obligations. In addition, the agreement includes a change in control severance protection equal to two years’ base compensation, elimination of a 2% bonus based upon gross proceeds in the event of a sale of the Company and elimination of incentive compensation for licensing. He was also awarded 60,000 RSAs under the Company’s 2000 stock option and grant plan, which are completely vested. As of July 28, 2005, Dr. Lippa’s employment as chief executive officer terminated thus requiring the Company to pay the contractual severance. As a result, the Company has recorded a severance obligation of $790,000 as of June 30, 2005. Dr. Lippa remains as executive chairman of the board of directors.

Leslie Hudson. In connection with his employment by us in July 2005, we entered into an employment agreement with Dr. Hudson which provided for his employment as Chief Executive Officer and President until July 28, 2008. Under the agreement, we agreed to pay Dr. Hudson base compensation of at least $425,000 per year. The agreement provided for benefits, the reimbursement of expenses and the payment of incentive compensation. Additionally, upon commencement of employment on July 28, 2005, we granted Dr. Hudson 100,000 shares of restricted stock and options to purchase 225,000 shares of our common stock at an exercise price of 21.20, each vesting ratably annually over four years. Dr. Hudson also received a bonus of $85,000 in January 2006, and the parties agreed that his target bonus for fiscal year 2006 and each subsequent year of his employment agreement will be 40% of base compensation upon achievement of milestones established by the compensation committee of the board of directors. He was also eligible for other benefits, including relocation allowances of which $78,966 was paid in 2005. We were obligated to continue to pay Dr. Hudson his base and incentive compensation and to continue his benefits for a period of nine months if he was terminated upon becoming disabled or for a period of 90 days upon his death. For qualified events of severance, Dr. Hudson was entitled to base compensation for the balance of his agreement subject to a minimum of one-year base compensation and an additional severance payment equal to his prior incentive bonus in the case of a termination following a change of control. The agreement also required Dr. Hudson to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him. On June 29, 2006, Dr. Hudson resigned as president and chief executive officer and as a member of the board of directors. We entered into a Separation and General Release Agreement with Dr. Hudson, dated as of June 29, 2006, pursuant to which we agreed to make severance payments to Dr. Hudson in an aggregate amount equal to 24 months of basic compensation. Additionally, the 100,000 shares of RSAs granted to Dr. Hudson in connection with the commencement of his employment were vested and Dr. Hudson elected to have the tax withheld from the RSAs granted, thus DOV has agreed to remove any restrictions on 68,550 of such shares which are now fully-owned by Dr. Hudson. In addition, in accordance with the provisions of Dr. Hudson’s Separation and General Release Agreement, all stock options held at the date of termination were immediately terminated.

Robert Horton. In connection with his employment by us in August 2002, we entered into an employment agreement with Mr. Horton (as amended in July 2005), which provided for his employment as Vice President and General Counsel until August 16, 2008. Mr. Horton’s title was changed to Senior Vice President and General Counsel in February 2005. Under the agreement, we agreed to pay Mr. Horton base compensation of at least $330,000 per year. The agreement provided for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, upon the commencement of Mr. Horton's employment, we granted him options to purchase 250,000 shares of our common stock at an exercise price of $4.40 per share. In addition, in July 2005, in connection with renewal of his employment agreement, we granted him options to purchase 100,000 shares of our common stock at an exercise price of $21.15 per share that are completely vested. We were obligated to continue to pay Mr. Horton his base and incentive compensation and to continue his benefits for a period of nine months if he was terminated upon becoming disabled or for a period of 90 days upon his death. If Mr. Horton terminated his employment with us for good reason, or within six months of a change of control, or if we terminated Mr. Horton without cause, he was entitled to receive his base compensation for balance of his employment agreement, namely August 16, 2008, and all stock options granted to him would vest. The agreement also requires Mr. Horton to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the length of time we make severance payment to him. In May 2006, Mr. Horton’s employment was terminated. As part of his severance agreement, we agreed to pay base salary and benefits over the next 15 months and, pursuant to the provisions of his employment agreement, his unvested options have been vested and the exercise period for all outstanding options has been extended to December 31, 2007.

Scott Myers. In connection with his employment by us in December 2005, we entered into an employment agreement with Mr. Myers which provided for his employment as Senior Vice President, Strategic Marketing and Commercialization until December 2008. Under the employment agreement, we agreed to pay him base compensation of at least $330,000 per year. The agreement provided for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, upon the commencement of Mr. Myers’ employment, we granted him options to purchase 285,000 shares of our common stock at an exercise price of $14.28 per share that would have vested 50% on June 1, 2007 and ratably thereafter over the next six quarters. We were obligated to continue to pay Mr. Myers his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Mr. Myers terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Mr. Myers without cause, he was entitled to receive his base compensation for balance of his employment agreement, namely December 2008, and all stock options granted to him would have vested. Mr. Myers terminated his employment with us in January 2007 and thus no severance payments are owing to him.

Compensation of Directors

Our non-employee and independent outside directors each receive $5,000 for each fiscal quarter and receive 5,000 shares of restricted stock, or RSA’s, for a full year of service on the annual meeting date. New, independent members of the board receive 8,333 RSA’s in their first year of service in lieu of the 5,000 RSA’s noted in the prior sentence. In May 2006, Mr. Ashe, Ms. Bischoff, Dr. Horovitz and Mr. Van Riper each received 5,000 RSA’s. These RSA’s generally vest in three annual installments after the completion of each full year of service following such grant but became immediately exercisable upon the consummation of our exchange offer, which constituted a change of control under our 2000 Plan. In addition Mr. Podlesak received 8,333 shares of restricted stock upon joining our board in 2006. Our compensation committee members receive $1,000 for each meeting in which they participate with a limit of one such payment per quarter and the chairman of the compensation committee receives additional compensation of $500 per quarter. Our audit committee members receive $1,000 for each meeting in which they participate and the chairman of the audit committee receives additional compensation of $3,000 per quarter with a limit of one such payment per quarter. We have agreed to reimburse our directors for their reasonable expenses incurred in attending meetings of the board of directors and its committees. Dr. Lippa, the executive chairman, and Ms. Duncan, our Chief Executive Officer, did not receive any compensation for their membership on the board of directors in 2006.

The table below summarizes compensation information for each of our non-employee independent directors for fiscal year 2006. We have not included columns in the table below for non-equity incentive plan compensation or change in pension value and nonqualified deferred compensation earnings as we do not have such plans in place.

	Compensation Recognized for Year Ended December 31, 2006				Outstanding at December 31, 2006
Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	Total	Options	Stock Awards
Patrick Ashe	$26,000	$5,450	$132,334	$163,784	121,200	5,000
Theresa A. Bischoff	28,000	5,450	100,139	133,589	39,300	5,000
Zola Horovitz, Ph.D.	34,000	5,450	132,334	171,784	89,300	5,000
Dennis Podlesak	15,000	9,084	-	24,084	-	8,333
Daniel S. Van Riper	43,000	5,450	146,602	195,052	57,150	5,000

(1) The directors are paid their equity compensation at the end of each annual term and therefore compensation related to the stock and option awards represents the expense recognized in the Company’s financial statements for the year ended December 31, 2006. Although the amounts reflected for the option awards appear large based upon our current market capitalization, the grants and fair value established were made at a point when our market capitalization was substantially higher. Please refer to the section “2006 Circumstances and Compensation Adjustments”. The grant date fair value of stock awards to each of the directors except Mr. Podlesak was $14,600 and for Mr. Podlesak was $24,332 during 2006.

Compensation Committee Interlocks and Insider Participation

During fiscal 2006 and thus far in 2007, the compensation committee consisted of Dr. Horovitz (chairman), Mr. Ashe and Mr. Van Riper. No member of the compensation committee was in 2006 or is currently an officer or employee of the Company or was formerly an officer or employee of the Company. In addition, no executive officer of the Company served in 2006 or currently serves as a member of another entity’s board of directors or as a member of the compensation committee of another entity (or other board committee performing equivalent functions), which entity had an executive officer serving on the board of directors of the Company.

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors. The form of indemnification agreement provides that we will indemnify our directors for expenses incurred because of their status as a director to the fullest extent permitted by Delaware law, our certificate of incorporation and our by-laws.

Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breach of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty to us, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director’s liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us. Our by-laws also provide for the advancement of expenses to directors and, in the discretion of our board of directors, to officers and non-officer employees. In addition, our by-laws provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors’ and officers’ insurance against certain liabilities. We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and by-laws and directors’ and officers’ insurance will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In July 2005, our chief executive officer and president, Dr. Arnold Lippa, terminated his employment with us. As a result, we recorded a severance obligation of $790,000 as of June 30, 2005. Dr. Lippa remains as executive chairman of our board of directors.

In 2005, Dr. Warren Stern, our senior clinical advisor, received 20,000 options to purchase common stock in Suven, a contract research organization which provides services for us outside the United States, for services he provided to it as a consultant. Dr. Stern is a director of Suven Life Sciences USA, LLC/Asian Clinical Trials Limited.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of May 30, 2007 certain information regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own 5% or more of a class of our common stock;

•	each of our directors;

•	each of our current executive officers; and

•	all our directors and executive officers of as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC (Rule 13d-3(d)(1) under the Exchange Act) and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares to which an individual or entity has the right to acquire beneficial ownership within 60 days of May 30, 2007, through the exercise of any warrant, stock option or other right. The inclusion in this calculation of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

The table below does not set forth information with regard to former holders of our convertible subordinated debentures that received shares of series C convertible preferred stock in our Exchange Offer if such holder has not filed a report with respect to such securities with the SEC. The shares of series C convertible preferred stock are mandatorily convertible into our common stock on June 11, 2007.

Unless otherwise specified below, each stockholder’s address is c/o DOV Pharmaceutical, Inc., 150 Pierce Street, Somerset, NJ 08873.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class(1)
Polygon Global Opportunities Master Fund(2) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom	12,225,672	10.7%
Arnold S. Lippa(3)	1,328,920	1.2
Barbara G. Duncan(4)	777,000	*
Phil Skolnick(5)	740,000	*
Warren Stern(6)	410,000	*
Patrick Ashe(7)	215,700	*
Zola Horovitz(8)	205,220	*
Daniel S. Van Riper(9)	67,650	*
Theresa A. Bischoff(10)	49,800	*
Dennis Podlesak (11)	17,499	*
All directors and executive officers as a group (9 persons)(12)	3,811,789	3.3

*Less than one percent.

(1)
As of May 30, 2007, the number of outstanding shares of our common stock and common stock equivalents was 110.8 million. Such number of outstanding shares of common stock includes 84.0 million shares of common stock that will be issued upon the mandatory conversion of the series C convertible preferred stock on or before June 11, 2007 and does not include any shares of series D convertible preferred stock as such shares are not mandatorily convertible into shares of common stock.

(2)
The information reported herein is based solely upon the Schedule 13D filed on May 21, 2007 with the SEC by or on behalf of the beneficial holders so listed. Includes 12,225,672 shares of common stock issuable upon the mandatory conversion of the series C convertible preferred stock and excludes 19,102,612 shares of common stock that would be issued upon the conversion of the series D convertible preferred stock.

(3)
Includes 499,200 shares of common stock, options to purchase 280,600 shares of common stock that are currently vested and warrants to purchase 549,120 shares of our common stock that are exercisable within 60 days of May 30, 2007.

(4)
Includes 25,000 shares of common stock, options to purchase 724,500 shares of common stock that are currently vested and warrants to purchase 27,500 shares of our common stock that are exercisable within 60 days of May 30, 2007. Excludes options to purchase 75,000 shares of common stock that are not exercisable within 60 days of May 30, 2007.

(5)
Includes options to purchase 740,000 shares of common stock that are currently vested and excludes options to purchase 50,000 shares of common stock that are not exercisable within 60 days of May 30, 2007.

(6)
Includes options to purchase 410,000 shares of common stock that are currently vested and excludes options to purchase 50,000 shares of common stock that are not exercisable within 60 days of May 30, 2007.

(7)
Includes 45,000 shares of common stock, options to purchase 121,200 shares of common stock that are currently exercisable and warrants to purchase 49,500 shares of our common stock that are exercisable within 60 days of May 30, 2007.

(8)
Includes 55,200 shares of common stock, options to purchase 89,300 shares of common stock that are currently exercisable and warrants to purchase 60,720 shares of our common stock that are exercisable within 60 days of May 30, 2007.

(9)
Includes 5,000 shares of common stock and options to purchase 57,150 shares of common stock that are currently exercisable, and warrants to purchase 5,500 shares of our common stock that are exercisable within 60 days of May 30, 2007.

(10)
Includes 5,000 shares of common stock and options to purchase 39,300 shares of common stock that are currently exercisable and warrants to purchase 5,500 shares of our common stock that are exercisable within 60 days of May 30, 2007.

(11)	Includes 8,333 shares of common stock and warrants to purchase 9,166 shares of our common stock that are exercisable within 60 days of May 30, 2007.

(12)
Includes 642,733 shares of common stock, options to purchase 2,462,050 shares of common stock that are currently exercisable and warrants to purchase 707,006 shares of our common stock that are exercisable within 60 days of May 30, 2007. Excludes options to purchase 175,000 shares of common stock that are not exercisable within 60 days of May 30, 2007.

DESCRIPTION OF CAPITAL STOCK

Currently, our authorized capital stock consists of 260,000,000 shares of common stock, of which 26,743,657 shares were outstanding as of May 10, 2007, and 6,550,357 shares of undesignated preferred stock, issuable in one or more series designated by our board of directors, of which 439,784 shares of series C convertible preferred stock and 100,000 shares of series D convertible preferred stock have been issued and were outstanding as of May 30, 2007. There were 9 registered holders of common stock as of June 1, 2007. The following information relates to our certificate of incorporation, by-laws and shareholder rights plan, as currently in effect.

Common Stock

Voting Rights. The holders of our common stock have one vote per share and are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present and voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends. Holders of common stock will receive any dividends declared by our board of directors or any authorized committee, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

 Other Rights. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

Our certificate of incorporation provides that 6,550,357 shares of undesignated preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with our shareholder rights plan discussed below. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control with respect to our company or the removal of existing management.

In March 2007, we consummated the Exchange Offer pursuant to which $67.5 million in principal amount of our convertible subordinated debentures were exchanged for 439,784 shares of series C and 100,000 shares of series D convertible preferred stock and $14.3 million in cash, which included accrued interest of $843,000.

Terms of Series C Preferred Stock. The 439,784 shares of series C convertible preferred stock votes with the common stock on an as-converted basis and has certain class voting rights. The series C convertible preferred stock has an initial liquidation preference of $100 per share and will convert into 191.02612143 shares of common stock per share, or a total of 84,027,426 shares, on or prior to June 11, 2007.

Terms of Series D Preferred Stock. The 100,000 shares of series D convertible preferred stock has no voting rights and no liquidation preference. The series D convertible preferred stock is not mandatorily convertible and may not convert into common if conversion would result in beneficial ownership in excess of 9.9% of the Company’s voting capital stock for the converting holder. The series D convertible preferred stock is convertible into 191.02612143 shares of common stock per share, or a total of 19,102,612 shares as of May 30, 2007.

Warrants

On May 24, 2007, we distributed warrants to holders of record of our common stock as of the close of business on the Record Date. Each holder of ten (10) shares of our common stock at the close of business on the Record Date received warrants to purchase eleven (11) shares of our common stock at an exercise price of $0.523 per share. Warrants were not prorated in the event a holder holds shares in other than ten (10) share increments. The exercise price is adjustable in certain circumstances, such as if the Company (a) pays a dividend or makes a distribution on shares of its common stock payable in shares of its common stock, (b) subdivides or splits any of its outstanding shares of common stock into a greater number of shares, or (c) combines any of its outstanding shares of common stock into a smaller number of shares. The warrants will not be exercisable until the later of July 1, 2007 and the date on which this registration statement is declared effective by the SEC. Further, we will not be obligated to deliver any securities pursuant to the exercise of any warrant unless a registration statement under the Securities Act with respect to the issuance of the securities that shall have been issuable upon such exercise is effective and unless issuance of such securities is qualified or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holder of the warrant resides.

The expiration date of the warrants is December 31, 2009. The warrants will be redeemable at our option at a redemption price of $0.01 per share after November 4, 2007 in the event our trading price exceeds $1.046 per share for twenty (20) trading days within a thirty (30) trading day period ending on the third business day before the redemption notice is given. In the event we elect to redeem the warrants, we will deliver a notice of redemption to each warrant holder at least thirty (30) days prior to the redemption date.

Any transfer of a warrant by a holder of such warrant may only be effected in accordance with applicable federal or state securities laws. There has been no previous trading market for the warrants. The warrants will not be listed by us for trading on any securities exchange or authorized to be quoted in any inter-dealer quotation system of any securities association, and we do not intend to apply for any such listing or quotation.  This registration statement of which this prospectus is a part is being filed by us pursuant to a contractual obligation that we undertook in the warrant agreement governing the warrants. In addition, we intend to attempt to register or qualify the issuance of the common shares upon exercise of the warrants under applicable state securities or “blue sky” laws. Our common stock is not currently listed on a national securities exchange. As a result, the shares of our common stock issuable upon exercise of the warrants will need to be registered or qualified under the securities or "blue sky" laws of various states, in addition to registration under the federal securities laws. Completion of registration or qualification may result in delays before holders in certain states may exercise their warrants. We cannot predict the duration of such delays, which may be significant. There is a risk that some states may refuse to permit us to register or qualify issuances of the shares of common stock upon exercise of the warrants, in which case you will not be able to exercise your warrants.

At May 30, 2007, other warrants to purchase 375,296 shares of our common stock were outstanding with an exercise price of $10.00. All such outstanding warrants are fully vested and expire in June 2009.

Options

As of May 30, 2007, we had outstanding options to purchase 4,204,936 shares of our common stock at a weighted average purchase price of $7.05 under our stock option plans. Options to purchase an aggregate of 1,525,110 shares of common stock have been exercised under our stock option plans as of May 30, 2007.

Registration Rights

If we register any of our common stock, either for our own account or for the account of other stockholders, the holders of certain warrants to purchase shares of our common stock may be entitled to notice of the registration and to request that we include, upon exercise of their warrants, their shares of common stock in the registration. These registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration.

Provisions of Our Certificate of Incorporation and By-laws that May Have Anti-takeover Effects

The provisions of our certificate of incorporation and by-laws described below, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchase to participate in a business combination transaction with us or to elect a new director to our board.

Classified Board of Directors. Our board of directors is divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delaying the removal of, incumbent directors, and simultaneously gaining control of the board by filling vacancies created by such removal with its own nominees.

Director Vacancies and Removal. Our certificate of incorporation and by-laws provide that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation provides that directors may be removed from office only with cause and only by the affirmative vote of holders of at least 75% of the shares then entitled to vote in an election of directors.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

Special Meetings of Stockholders. Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by our board of directors. Our certificate of incorporation and by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals. Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal that a stockholder wishes to make at an annual meeting of stockholders. A stockholder's notice of a director nomination or proposal will be timely if delivered to our secretary at our principal executive offices not later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or earlier than the 120th day before the first anniversary of the preceding year’s annual meeting.

Amendment of the Certificate of Incorporation. As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote (and a majority of each class entitled to vote thereon as a class) with respect to such amendment, except that any amendment to the provisions relating to stockholder action by written consent, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by at least 75% of the outstanding shares entitled to vote and at least 75% of each class entitled to vote thereon as a class with respect to such amendment.

Amendment of By-laws. Our certificate of incorporation and by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment at an annual meeting of stockholders or a special meeting called for such purpose unless our board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares entitled to vote on such amendment or repeal.

Shareholder Rights Plan

On October 8, 2002, our board of directors adopted a shareholder rights plan, or Rights Plan, as set forth in a shareholder rights agreement and amendment number 1 to the shareholder rights agreement between us and our transfer agent, Continental Stock Transfer & Trust Co., as rights agent. Pursuant to the Rights Plan, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock to shareholders of record as of October 9, 2002. The preferred stock rights will trade with, and not apart from, our common stock unless certain prescribed triggering events occur. The Rights Plan was designed and implemented to enhance the ability of our board of directors to protect shareholder interests and to ensure that shareholders receive fair treatment in the event of any coercive takeover attempt. The Rights Plan, however, is intended to discourage takeover attempts opposed by the board of directors, and may affect takeover attempts, including those that particular stockholders may deem in their best interests. The Rights Plan was amended on January 24, 2007 in connection with our entry into that certain Restructuring Support Agreement by and among us and certain holders of our convertible subordinated debentures.

Statutory Business Combination Provision

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from consummating a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years after the date such person became an “interested stockholder” unless:

•
before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•
upon the closing of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

•
following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term “business combination” includes mergers, consolidations, asset sales involving 10% or more of a corporation's assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period.

Listing of Common Shares

Our common shares are not currently listed on a national securities exchange, but are instead currently quoted on the Pink Sheets under the symbol “DOVP.PK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co.

LEGAL MATTERS

Goodwin Procter LLP is acting as our counsel. As of the date of this prospectus, a member of Goodwin Procter LLP owns or beneficially owns an aggregate of 60,000 shares of our common stock, 66,000 warrants to purchase shares of our common stock and holds options to purchase an additional 40,500 shares of our common stock. All of such options are exercisable.

EXPERTS

The financial statements of DOV Pharmaceutical, Inc. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern in Note 2 to the financial statements on F-5) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act of 1933 and the rules and regulations promulgated thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

You can inspect and copy the registration statement and the exhibits and schedules thereto at the public reference facility maintained by the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference room. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, Station Place, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC’s site on the Internet’s World Wide Web, located at http://www.sec.gov.

We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC. Our SEC filings are also available to the public in the SEC’s public reference room from the SEC’s website at http://www.sec.gov.

DOV PHARMACEUTICAL, INC.

DOV PHARMACEUTICAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2006
	(Unaudited)
Assets
Cash and cash equivalents	$6,263,525	$35,088,467
Marketable securities—short-term	15,149,040	7,203,327
Prepaid expenses and other current assets	917,887	2,644,230
Total current assets	22,330,452	44,936,024
Restricted cash—long-term	4,211,109	4,211,109
Property and equipment, net	1,139,800	1,214,189
Total assets	$27,681,361	$50,361,322

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,270,824	$2,465,141
Accrued expenses	2,948,591	5,054,594
Deferred credit - current	257,313	257,313
Convertible subordinated debentures	—	16,021,600
Total current liabilities	5,476,728	23,798,648
Deferred credits - non-current	2,189,126	2,218,362
Convertible subordinated debentures	—	53,978,400
Issuable warrants	4,600,000	—
Series C convertible preferred stock, $1.00 par value, 560,000 shares authorized, 439,784 and 0 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	32,903,380	—
Series D convertible preferred stock, $1.00 par value, 560,000 authorized shares, 100,000 and 0 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	6,326,980	—
Commitments and contingencies
Stockholders’ deficit:
Preferred stock—undesignated preferred stock, $1.00 par value, 6,550,357 shares authorized, 0 shares issued and outstanding at March 31, 2007 and December 31, 2006	—	—
Common stock, $.0001 par value, 60,000,000 shares authorized, 26,743,657 issued and outstanding at March 31, 2007 and December 31, 2006, respectively	2,674	2,674
Treasury stock, at cost; 31,450 common shares at March 31, 2007 and December 31, 2006	(66,985)	(66,985)
Additional paid-in capital	167,986,078	162,088,677
Accumulated other comprehensive loss	(960)	(5,170)
Accumulated deficit	(191,735,660)	(191,653,284)
Total stockholders’ deficit	(23,814,853)	(29,634,088)
Total liabilities and stockholders’ deficit	$27,681,361	$50,361,322

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2007	2006
	(Unaudited)

Revenue	$7,967,714	$1,377,953
Operating expenses:
Research and development expense	6,859,144	17,878,936
General and administrative expense	4,513,626	4,010,222
License expense	5,500,000	—

Loss from operations	(8,905,056)	(20,511,205)
Interest income	512,964	835,583
Interest expense	(90,924)	(599,977)
Gain on extinguishment of convertible debentures and other income, net	8,400,640	6,632
Net loss	$(82,376)	$(20,268,967)
Basic and diluted net loss per share	—	$(0.87)

Weighted average shares used in computing basic and diluted net loss per share	26,687,472	23,199,611

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2007	2006
	(Unaudited)

Cash flows from operating activities
Net loss	$(82,376)	$(20,268,967)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on debt extinguishment	(8,390,182)	—
Non-cash amortization of premium paid on marketable securities	(27,718)	224,443
Depreciation	74,389	102,024
Amortization of deferred (credits)/charges	(29,236)	99,977
Non-cash compensation charges	5,897,401	2,099,313
Warrants, options and common stock revalued for services	—	80,894
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,726,343	102,398
Accounts payable	(194,317)	(493,402)
Accrued expenses	(2,106,003)	(493,227)
Deferred revenue	—	(1,377,953)
Net cash used in operating activities	(3,131,699)	(19,924,500)

Cash flows from investing activities
Purchases of marketable securities	(33,389,695)	(24,007,300)
Sales of marketable securities	25,475,910	47,590,000
Establishment of line of credit for property lease	—	(4,211,109)
Purchases of property and equipment	—	(22,639)

Net cash (used in)/provided by investing activities	(7,913,785)	19,348,952

Cash flows from financing activities
Redemption of convertible debentures	(17,779,458)	—
Proceeds from options exercised	—	593,302

Net cash (used in)/provided by financing activities	(17,779,458)	593,302

Net (decrease)/increase in cash and cash equivalents	(28,824,942)	17,754
Cash and cash equivalents, beginning of period	35,088,467	8,425,552

Cash and cash equivalents, end of period	$6,263,525	$8,443,306

NON-CASH FINANCING ACTIVITIES

On March 15, 2007, as a result of the consummation of the Exchange Offer, the Company exchanged $67.5 million in principal amount of its 2.5% convertible subordinated debentures for 439,784 shares of series C convertible preferred stock with an estimated value of $38.1 million, 100,000 shares of series D convertible preferred stock with an estimated value of $7.5 million and cash of $13.5 million. Pursuant to the Exchange Offer, the Company will also issue warrants to purchase up to 30,000,000 shares of common stock to its common stockholders with an estimated valued of $4.6 million.

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Organization

DOV Pharmaceutical, Inc. (“DOV” or the “Company”) was incorporated in May 1995 in New Jersey and reincorporated in Delaware in November 2000.

DOV is a biopharmaceutical company focused on the discovery, in-licensing and development of novel drug candidates for central nervous system disorders. The Company has several product candidates in clinical development. These product candidates target depression, alcohol abuse, pain, insomnia and angina and hypertension. The Company has established strategic alliances with select partners to access their unique technologies and their commercialization capabilities. The Company operates principally in the United States but it also conducts clinical studies outside the United States.

2. Liquidity/Going Concern

In March 2007, the Company consummated an exchange offer pursuant to which $67.5 million in principal amount of DOV’s outstanding convertible subordinated debentures were exchanged for 439,784 shares of series C and 100,000 shares of series D convertible preferred stock and $14.3 million in cash (the “Exchange Offer”). Additionally, the $2.5 million in principal amount of debentures that remained outstanding after the consummation of the Exchange Offer was repaid for $2.6 million (an amount equal to par plus accrued interest). Although the Company estimates that it has sufficient remaining capital to fund operations through December 31, 2007, it will continue to have capital needs. The Company intends to raise additional capital in 2007 through public or private financing or collaborative agreements; however, if adequate funds are not available to DOV as it needs them, DOV will be required to curtail significantly or eliminate at least temporarily one or more product development programs. These matters raise substantial doubt over the Company’s ability to continue as a going concern.

3. Significant Accounting Policies

Basis of Presentation

The financial statements are presented on the basis of accounting principles that are generally accepted in the United States for interim financial information and in accordance with the instructions of the Securities and Exchange Commission (“SEC”) on Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring adjustments), except for stock compensation and adjustments to reflect the redemption of the convertible debentures, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented.

The results of operations for the interim periods shown in this report are not necessarily indicative of results expected for the full year. The financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2006, included in the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported assets, liabilities, revenues, earnings, financial position and various disclosures. Significant estimates have included stock-based compensation expense, value of convertible preferred stock issued in the Exchange Offer and warrants issuable to common stockholders in relation to the Exchange Offer as described below, the value of investments, the valuation allowance recorded for deferred tax assets and the development period for the Company’s products. Actual results could differ from those estimates and the differences could be material.

Deferred Credit

Deferred credits include the tenant allowance received from DOV’s landlord and the straight-lining of future rent escalations under the operating lease agreement. Both of these items are amortized over the life of the lease.

Net Loss Per Share

Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded the shares issuable on conversion of the series C and series D convertible preferred stock, convertible subordinated debentures, outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive as indicated in the table below.

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
Net loss	$(82,376)	$(20,268,967)
Basic and diluted:
Weighted -average shares used in computing basic and diluted net loss per share	26,687,472	23,199,611
Basic and diluted net loss per share	—	$(0.87)

Antidilutive securities not included in basic and diluted net loss per share calculation:
Series C convertible preferred stock	84,027,426	—
Series D convertible preferred stock	19,102,612	—
Convertible subordinated debentures	—	3,516,484
Options	4,210,686	3,617,816
Warrants	375,296	819,631

	107,716,020	7,953,931

Comprehensive Loss

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
Net loss	$(82,376)	$(20,268,967)
Net unrealized gains on marketable securities and investments	4,210	133,567
Comprehensive loss	$(78,166)	$(20,135,400)

Concentration of Credit Risk

Cash and cash equivalents are invested in deposits with financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists. Approximately $2.3 million of the Company's cash balance was uninsured at March 31, 2007.

Restricted Cash

Restricted cash within non-current assets consists primarily of cash collateral as required under the $4.2 million letter of credit for the lease on the Somerset facility. The Company does not expect this cash to be released within the next twelve months. The restricted cash is primarily invested in short-term money market accounts with financial institutions. The classification of restricted cash is determined based on the expected term of the collateral requirement and not necessarily the maturity date of the underlying securities.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which for the Company will be as of the beginning of fiscal 2008. The Company is currently evaluating the impact this statement will have on its consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which is effective for the Company beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for future transactions. The Company is currently evaluating the impact this statement will have on its consolidated financial position or results of operations.

Accounting Changes

In July 2006, the FASB issued FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practices associated with certain aspects of recognition and measurement related to accounting for income taxes. The Company adopted the provisions of FIN 48 as of January 1, 2007, and has analyzed its filing positions in all open tax years in jurisdictions where it may be obligated to file returns. The Company has identified its Federal tax return and its state tax return in New Jersey as “major” tax jurisdictions, as defined. The Company believes that its income tax filing position and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48. The Company’s policy is to recognize interest and/or penalties related to income tax matter in income tax expense. The Company had no accrual for interest or penalties at March 31, 2007. As of January 1, 2007 the Company had no unrecognized tax benefit and there was no significant change during the three months ended March 31, 2007. In addition, future changes in unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance.

Since its inception, the Company has generated net operating losses (“NOLs”) for tax purposes and to date has not utilized its NOLs to offset income tax liabilities. Hence all prior tax return years of the Company remain open for audit purposes.

Variable Interest Entities, or VIE

On February 28, 2006, the Company entered into a ten-year operating lease with a leasing entity for a 133,686 square-foot facility in Somerset, New Jersey which has served as the Company’s corporate headquarters and principal place of business since June 2006. The sole purpose of the leasing entity is to manage the Somerset facilities on behalf of its tenant(s) and is therefore considered a VIE as defined by FIN 46R. At March 31, 2007, the Company is the only tenant of the building and is therefore considered to hold a significant variable interest. With respect to the Company’s leasing arrangement, the Company has determined that it is not the primary beneficiary and accordingly is not required to consolidate the related assets and liabilities of the leasing entity. The Company’s maximum exposure to any potential losses, should they occur, associated with this VIE is limited to the Company’s standby letter of credit of $4.2 million.

Risks and Uncertainties

The Company is subject to risks common to companies in the biopharmaceutical industry, including but not limited to successful commercialization of product candidates, protection of proprietary technology and compliance with U.S. Food and Drug Administration, or FDA, regulations.

4. Stock-Based Compensation

The Company's 2000 Stock Option and Grant Plan (the "2000 Plan") was adopted by the Company's board of directors on November 18, 2000 and amended on March 28, 2002, May 30, 2003, May 24, 2004, May 23, 2005, May 22, 2006 and May 30, 2006. The 2000 Plan provides for the granting of stock, stock options, restricted stock and stock appreciation rights. Under the 2000 Plan, the Company has granted options and restricted stock to certain employees, directors and non-employee advisors. The Company's board of directors administers the 2000 Plan. Options granted under the 2000 Plan have a maximum term of ten years. Options issued generally vest 25% on the first anniversary of grant and the balance ratably over the next three years. The 2000 Plan also provides the Company's board of directors with the discretion to accelerate the exercisability of any award. The Exchange Offer completed on March 15, 2007 discussed in note 7 below constituted a change of control under the 2000 Plan and all outstanding options issued prior to January 2007 and restricted stock awards were immediately accelerated pursuant to the terms of the 2000 Plan. Thus the Company recognized the total unrecognized compensation expense of $5.9 million for the outstanding awards that accelerated due to this change in control in the first quarter of 2007. As of March 31, 2007, the Company had 607,710 shares available for future grants.

	Options	Weighted Average Options Exercise Price	Aggregate Intrinsic Value (millions)
Options Outstanding, December 31, 2006	4,098,441	$8.41
Granted	572,000	0.39
Exercised	—	—
Forfeited	459,725	10.84
Options Outstanding, March 31, 2007	4,210,716	$7.06	—
Options Exercisable, March 31, 2007	3,673,716	$7.73	—

The total intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for the options that were in-the-money as of March 31, 2007. The following is a summary of outstanding stock options at March 31, 2007:

	Options Outstanding as of March 31, 2007			Options Exercisable as of March 31, 2007
	Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price

Price range $0.39 - $0.39	9.8 years	537,000	$0.39	—	—	—
Price range $0.40 - $10.80	6.3 years	2,210,841	$2.97	6.3 years	2,210,841	$2.97
Price range $10.81 - $21.20	7.4 years	1,462,875	$15.69	7.4 years	1,462,875	$15.69
		4,210,716			3,673,716

5. Research and Development Expense

Research and development costs are expensed when incurred and include allocations for payroll and related costs and other corporate overhead.

The following represents a detail of amounts included in research and development expense:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)

Payroll related and associated overhead	$5,110,889	$5,201,286
Clinical and preclinical development costs and manufacturing supplies	1,593,834	12,021,745
Professional fees	154,421	655,905

Total research and development expense	$6,859,144	$17,878,936

6. Marketable Securities and Investments

The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. The Company has evaluated its investment policies in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and has determined that all its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in Stockholders’ Equity under the caption "Accumulated Other Comprehensive Income (Loss)." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income and expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. At March 31, 2007 and December 31, 2006, short-term marketable securities included $15.1 million and $7.2 million of investments, respectively, primarily comprised of investment grade asset-backed, variable-rate debt obligations (auction rate securities) and commercial paper.

7. Convertible Subordinated Debentures and Equity Issuance

In December 2004 and January 2005, the Company completed a private placement of $80 million in aggregate principal amount of 2.5% convertible subordinated debentures due January 15, 2025, of which $70.0 million in aggregate principal amount remained outstanding as of December 31, 2006 and none remained outstanding as of March 31, 2007.

In March 2007, the Company consummated the Exchange Offer pursuant to which $67.5 million in principal amount of its convertible subordinated debentures were exchanged for 439,784 shares of series C and 100,000 shares of series D convertible preferred stock and $14.3 million in cash, which included accrued interest of $843,000. Additionally, the $2.5 million in principal amount of debentures that remained outstanding after the consummation of the Exchange Offer was repaid for $2.6 million (an amount equal to par plus accrued interest). In addition, on or about May 24, 2007, the Company will distribute to holders of record of its common stock at the close of business on May 10, 2007 warrants to purchase up to 30 million shares of its common stock. The exercise price will be $0.523 per share. The warrants will be exercisable on and after July 1, 2007, or later in certain circumstances, until December 31, 2009, unless sooner redeemed, and are classified as a liability on the Company’s financial statements. Once the Company registers the common stock underlying the warrants then the warrants will be reclassified to stockholders’ equity.

The exchange transaction falls under the guidance of SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. The difference between the amount of the face value of the debentures and the fair value of the assets given to the debenture holders in the Exchange Offer of $8.4 million is recorded as a gain on debt extinguishment in the first quarter of 2007. The fair value of the series C and the series D convertible preferred stock was estimated at $38.1 million and $7.5 million, respectively, with a significant amount of the value reflecting the value of the underlying common stock. The balance reflected is reduced by the Exchange Offer expenses of $1.8 million and the estimated value of the warrants to be issued to common shareholders of approximately $4.6 million. The Company estimated the fair value of the warrants using a Black-Scholes methodology. Significant assumptions included the Company’s closing stock price as of March 15, 2007 of $0.37 per share and a volatility factor of 87%. The fair value of the warrants will fluctuate due to many factors, including, but not limited to, the fair value of the Company’s common stock and the volatility in the underlying common stock. The liability will be revalued at each balance sheet date to reflect the current fair value of the warrants. The value is expected to fluctuate significantly from quarter to quarter as the majority of the value in the liability relates to the Company’s current stock price, the term of the warrants and the fact that the Company’s common stock is volatile.

Terms of Series C Preferred Stock. The 439,784 shares of series C convertible preferred stock votes with the common stock on an as-converted basis and has certain class voting rights. The series C has an initial liquidation preference of $100 per share and is convertible into 191.02612143 shares of common stock per share. The series C convertible preferred stock is mandatorily convertible upon the earlier of (i) 30 days following the filing of an amendment increasing the Company’s authorized common stock and (ii) a qualified financing, provided that the foregoing amendment to the Company’s certificate of incorporation has been filed.

Terms of Series D Preferred Stock. The 100,000 shares of series D convertible preferred stock has no voting rights and no liquidation preference. The series D convertible preferred stock is not mandatorily convertible and may not convert into common if conversion would result in beneficial ownership in excess of 9.9% of the Company’s voting capital stock for the converting holder. The series D is convertible into 191.02612143 shares of common stock per share, or a total of 19,102,612 shares as of March 31, 2007.

Recent Event. On May 11, 2007, the Company filed an amendment to its certificate of incorporation increasing the number of shares of common stock authorized for issuance by the Company to 260,000,000. As such the 439,784 outstanding shares of series C convertible preferred stock will be converted into 84,027,426 common shares on or before June 11, 2007. This will result in an increase to the Company’s stockholders’ equity by the book value of the preferred stock, or $32.9 million.

Original Terms of the Debentures. The holders of the debentures may have required the Company to purchase all or a portion of their debentures on January 15, 2012, January 15, 2015 and January 15, 2020 (the investor repurchase dates) or upon the occurrence of a fundamental change, in each case at a price equal to the principal amount of the debentures to be purchased, plus accrued and unpaid interest, including liquidated damages, if any, to the purchase date. The debentures were unsecured and subordinated in right of payment to all existing and future senior debt, as defined in the indenture governing the debentures. The Company paid interest semi-annually of $1 million on January 15 and July 15 of each year, commencing July 15, 2005. The Company had reserved 3,516,484 shares of common stock for issuance upon conversion of the debentures. The Company incurred issuance costs related to this private placement of approximately $2.8 million, which were recorded as other assets and were amortized to interest expense through the first investor repurchase date of the debentures. However, due to the reclassification of the Company’s debentures to current liabilities the balance of these deferred charges of $1.9 million was charged to interest expense as of September 30, 2006.

On July 26, 2006, the Company exchanged an aggregate of 3,445,000 shares of its common stock for an aggregate of $10 million in original principal amount of these debentures. The debentures and the shares of common stock originally issuable upon conversion thereof were registered for resale under the Securities Act. The Company canceled the debentures received in the exchange transactions which reduced the aggregate bonds outstanding from $80 million in original principal amount to $70 million in original principal amount.

8. Significant Agreements

Merck Agreement

On August 5, 2004, the Company entered into a license agreement with a subsidiary of Merck & Co. Inc., or Merck, for the worldwide development and commercialization of DOV 21,947 for all therapeutic indications and of DOV 216,303 for the treatment of depression, anxiety and addiction. The agreement became effective in September 2004. Additionally, Merck obtained rights of first offer and refusal regarding a licensing agreement for DOV 102,677 under certain circumstances and for additional consideration. The parties agreed to work together to clinically develop licensed product and DOV reserved the right to co-promote the sales of product in the United States to psychiatrists and other specialists who treat depression.

Under the agreement, DOV received a $35.0 million up-front licensing payment. In addition, the Company was entitled to receive milestone payments of up to $420.0 million, as well as royalties on worldwide net sales, if any. In accordance with the Emerging Issues Task Force (EITF) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” the Company evaluated the arrangement to determine if the deliverables were separable into units of accounting and then applied applicable revenue recognition criteria.  The Company determined that the license and the collaboration were a single element for accounting purposes.  As the Company had a continuing obligation with respect to collaboration on development of product candidates, until an NDA is filed, the up-front payment was deferred and amortized into revenue over the estimated research and development period of 72 months. In December 2006, Merck and DOV terminated its license agreement and as such the remaining deferred revenue of $22.2 million was taken into revenue in the fourth quarter of 2006.

XTL Agreement

On January 15, 2007, the Company entered into an agreement with XTL relating to bicifadine. Under the agreement the Company granted XTL the exclusive right to develop products incorporating bicifadine for the treatment of human diseases, disorders and conditions, except for treatment of symptoms in certain areas of women’s health. The Company was entitled to receive an up-front payment of $6.5 million, of which $1.5 million was paid directly to DOV and $5.0 million was paid directly to Wyeth as a result of the acceleration of a milestone payable pursuant to the Company’s agreement with Wyeth.  In addition, the Company paid to Elan Corporation plc (“Elan”) $500,000 pursuant to the Company’s agreement with Elan. Additionally, XTL was required to make a $1.0 million payment within 30 days if the Company successfully transferred to XTL an existing investigational new drug (“IND”) application and certain program documentation relating to bicifadine. Such transfers were completed and XTL made such payment to the Company in February 2007.  Total up-front and milestone payments by XTL under the agreement could exceed $130.0 million if all milestones are achieved, with escalating low double-digit royalties on annual net sales of bicifadine.  At its election, XTL may make certain non-royalty payments, including milestone payments, to the Company in shares of freely tradeable stock of XTL’s parent company, XTL Biopharmaceuticals Ltd. XTL will fund future research, development, manufacturing and commercialization costs of bicifadine.

The Company’s agreement with XTL resulted in the evaluation of three separate elements for revenue recognition purposes. Two elements, the license and the R&D services, were delivered during the first quarter. The remaining element represented certain administrative services, which are being completed throughout the first and second quarters, resulting in additional, but insignificant, revenue related to this arrangement being applicable to the second quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
DOV Pharmaceutical, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of DOV Pharmaceutical, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
March 30, 2007

DOV PHARMACEUTICAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
Assets
Cash and cash equivalents	$35,088,467	$8,425,552
Marketable securities—short-term	7,203,327	89,126,835
Prepaid expenses and other current assets	2,644,230	2,011,051
Total current assets	44,936,024	99,563,438
Restricted cash—long-term	4,211,109	—
Property and equipment, net	1,214,189	623,520
Deferred charges, net	—	1,999,548
Total assets	$50,361,322	$102,186,506

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,465,141	$8,643,356
Accrued expenses	5,054,594	6,892,738
Deferred revenue - current	—	5,511,810
Deferred credit - current	257,313	—
Convertible subordinated debentures	16,021,600	—
Total current liabilities	23,798,648	21,047,904
Deferred revenue - non-current	—	20,439,633
Deferred credits - non-current	2,218,362	—
Convertible subordinated debentures	53,978,400	80,000,000
Commitments and contingencies
Stockholders’ deficit:
Preferred stock—undesignated preferred stock, $1.00 par value, 6,550,357 shares authorized, 0 shares issued and outstanding at December 31, 2006 and December 31, 2005	—	—
Common stock, $.0001 par value, 60,000,000 shares authorized, 26,743,657 and 23,090,970 issued and outstanding at December 31, 2006 and 2005, respectively	2,674	2,309
Treasury stock, at cost; 31,450 common shares at December 31, 2006	(66,985)	—
Additional paid-in capital	162,088,677	136,495,644
Accumulated other comprehensive loss	(5,170)	(298,411)
Accumulated deficit	(191,653,284)	(153,284,922)
Unearned compensation	—	(2,215,651)
Total stockholders’ deficit	(29,634,088)	(19,301,031)
Total liabilities and stockholders’ deficit	$50,361,322	$102,186,506

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004

Revenue	$25,951,443	$8,646,596	$2,542,381
Operating expenses:
License expense	—	—	2,500,000
Research and development expense	42,799,714	53,982,908	24,764,118
General and administrative expense	20,541,158	9,110,135	6,360,158

Loss from operations	(37,389,429)	(54,446,447)	(31,081,895)
Interest income	2,894,363	3,711,747	934,360
Interest expense	(4,007,955)	(2,501,676)	(2,953,986)
Debt conversion and other expense net	(5,611,929)	(4,415)	(7,855)

Net loss before tax	(44,114,950)	(53,240,791)	(33,109,376)
Income tax benefit	5,746,588	272,955	188,772
Net loss	$(38,368,362)	$(52,967,836)	$(32,920,604)

Basic and diluted net loss per share	$(1.55)	$(2.32)	$(1.67)

Weighted average shares used in computing basic and diluted net loss per share	24,703,333	22,837,265	19,729,765

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT)/ EQUITY

	Series B Preferred Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation	Accumulated Other Comprehensive Loss	Total Stockholders’ (Deficit)/ Equity
Balance, December 31, 2003	$354,643	$1,649	$—	$103,013,813	$(67,396,482)	$(40,102)	$(28,228)	$35,905,293
Issuance of stock	—	67	—	9,964,938	—	—	—	9,965,005
Issuance of stock for exercise of options and warrants	—	82	—	1,135,644	—	—	—	1,135,726
Issuance of stock for conversion of preferred	(354,643)	57	—	354,586	—	—	—	—
Issuance of stock for conversion of debt	—	291	—	11,499,694	—	—	—	11,499,985
Amortization of unearned compensation, net	—	—	—	314,635	—	29,938	—	344,573
Issuance of options for services	—	—	—	(8,773)	—	8,773	—	—
Interest payable in convertible securities	—	—	—	2,225,679	—	—	—	2,225,679
Comprehensive loss:
Net loss, year ended December 31, 2004	—	—	—	—	(32,920,604)	—	—	(32,920,604)
Unrealized loss on marketable securities	—	—	—	—	—	—	(219,325)	(219,325)
Comprehensive loss	—	—	—	—	—	—	—	(33,139,929)
Balance, December 31, 2004	—	2,146	—	128,500,216	(100,317,086)	(1,391)	(247,553)	27,936,332
Issuance of stock for exercise of options and warrants	—	29	—	1,058,644	—	—	—	1,058,673
Issuance of stock for compensation	—	16	—	3,022,984	—	(3,023,000)	—	—
Issuance of stock for conversion of debt	—	118	—	4,024,520	—	—	—	4,024,638
Amortization of unearned compensation, net	—	—	—	—	—	808,740	—	808,740
Issuance of options for services	—	—	—	(194,504)	—	—	—	(194,504)
Interest payable in convertible securities	—	—	—	83,784	—	—	—	83,784
Comprehensive loss:
Net loss, year ended December 31, 2005	—	—	—	—	(52,967,836)	—	—	(52,967,836)
Unrealized loss on marketable securities	—	—	—	—	—	—	(50,858)	(50,858)
Comprehensive loss	—	—	—	—	—	—	—	(53,018,694
Balance, December 31, 2005	—	2,309	—	136,495,644	(153,284,922)	(2,215,651)	(298,411)	(19,301,031)
Common stock and stock based awards exercised	—	24	—	607,178	—	—	—	607,202
Issuance of stock for conversion of debt	—	344	—	15,657,521	—	—	—	15,657,865
Non-cash stock compensation	—	—	—	10,818,923	—	—	—	10,818,923
Common stock acquired for treasury	—	(3)	(66,985)	—	—	—	—	(66,988)
Adoption of SFAS 123R	—	—	—	(2,215,651)	—	2,215,651	—	—
Deferred cost related to debt conversion	—	—	—	(274,938)	—	—	—	(274,938)
Sale of state NOLs related to non-qualified options	—	—	—	1,000,000	—	—	—	1,000,000
Comprehensive loss:
Net loss, year ended December 31, 2006	—	—	—	—	(38,368,362)	—	—	(38,368,362)
Unrealized gain on marketable securities	—	—	—	—	—	—	293,241	293,241
Comprehensive loss	—	—	—	—	—	—	—	(38,075,121)
Balance, December 31, 2006	$—	$2,674	$(66,985)	$162,088,677	$(191,653,284)	$—	$(5,170)	$(29,634,088)

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net loss	$(38,368,362)	$(52,967,836)	$(32,920,604)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Non-cash amortization of premium paid on marketable securities	254,954	1,317,033	909,486
Non-cash interest expense	—	105,147	2,913,361
Depreciation of assets	553,746	531,170	221,109
Amortization of deferred charges	2,027,068	401,068	58,302
Non-cash compensation charges	10,802,447	808,740	29,938
Warrants, options and common stock issued for services	16,476	(194,504)	314,635
Non-cash debt conversion expense	5,657,865	—	—
Tenant allowance reimbursement	1,245,805	—	—
Changes in operating assets and liabilities:
Accounts receivable	—	355,969	(355,969)
Prepaid expenses and other current assets	294,233	(315,289)	(97,878)
Accounts payable	(6,178,215)	5,369,999	1,433,702
Accrued expenses	(1,838,144)	2,981,188	2,690,736
Deferred revenue	(25,951,443)	(6,646,596)	32,598,039

Net cash (used in) provided by operating activities	(51,483,570)	(48,253,911)	7,794,857

Cash flows from investing activities
Purchases of marketable securities	(113,128,845)	(139,579,923)	(125,039,485)
Sales of marketable securities	195,090,640	152,372,796	63,494,000
Establishment of restricted cash	(4,211,109)	—	—
Purchases of property and equipment	(1,144,415)	(678,271)	(332,578)

Net cash (used in) provided by investing activities	76,606,271	12,114,602	(61,878,063)

Cash flows from financing activities
Borrowings under convertible debenture, net of issuance costs	—	14,571,715	62,625,949
Proceeds from issuance of stock, net of cash costs	—	—	9,965,005
Sale of state NOLs related to non-qualified options	1,000,000	—	—
Treasury stock purchased	(66,988)	—	—
Proceeds from options and warrants exercised	607,202	1,058,673	1,135,726

Net cash provided by financing activities	1,540,214	15,630,388	73,726,680

Net increase (decrease) in cash and cash equivalents	26,662,915	(20,508,921)	19,643,474
Cash and cash equivalents, beginning of year	8,425,552	28,934,473	9,290,999

Cash and cash equivalents, end of year	$35,088,467	$8,425,552	$28,934,473

Supplemental disclosures of cash flow information
Interest paid	$2,000,000	$1,127,778	$3,818
Issuance of stock upon conversion of debt	$15,657,521	$4,024,638	$11,570,504

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. The Company

DOV Pharmaceutical, Inc. (the “Company”) was incorporated in May 1995 in New Jersey and reincorporated in Delaware in November 2000.

The Company is a biopharmaceutical company focused on the discovery, in-licensing and development of novel drug candidates for central nervous system disorders. The Company has several product candidates in clinical development. These product candidates target depression, alcohol abuse, pain, insomnia and angina and hypertension. The Company has established strategic alliances with select partners to access their unique technologies and their commercialization capabilities. The Company operates principally in the United States but it also conducts clinical studies outside the United States.

2. Liquidity and Going Concern

Since the Company’s inception, it has incurred significant operating losses and management expects that it will continue to do so for the foreseeable future. As of December 31, 2006, it had an accumulated deficit of $191.7 million. The Company has depended upon equity and debt financings and license fee and milestone payments from its collaborative partners and licensees to fund its operations and research and product development programs and expects to do so for the foreseeable future. The Company has projected that it has enough remaining capital (after funding the exchange offer described below) to fund operations through December 31, 2007, however the Company will continue to have capital needs. The Company intends to raise additional capital in 2007 through public or private financing or collaborative agreements; however, if adequate funds are not available to the Company as it needs them, the Company will be required to curtail significantly or eliminate at least temporarily one or more product development programs. These matters raise substantial doubt over the Company’s ability to continue as a going concern.

Convertible Debentures. In 2004 and 2005, the Company issued a total of $80.0 million of debentures of which $70.0 million in aggregate principal amount remains outstanding as of December 31, 2006. Effective at the opening of business on October 27, 2006, the Company’s common stock was delisted from The NASDAQ Global Market because it did not meet the aggregate market value of listed securities requirement of Marketplace Rule 4450(b)(1)(A). The delisting of the Company’s common stock from The NASDAQ Global Market constituted a “fundamental change” under the Indenture governing the debentures. As a result, the Company was obligated to make an offer to repurchase to all holders of the debentures under the Indenture at a price of $1,012.50 per $1,000 principal amount, representing such principal amount plus $12.50 of accrued but unpaid interest thereon (the “Offer to Repurchase”). Please refer to Note 7 for a description of the original terms of the debentures.

The Offer to Repurchase expired in January 2007. Through the expiration of the Offer to Repurchase, the Company received tenders of debentures in the aggregate principal amount of $67.8 million, representing approximately 96.9% of the $70.0 million in aggregate principal amount of outstanding debentures. Upon the expiration of the Offer to Repurchase, the Company did not have the capital necessary to pay the aggregate purchase price of approximately $68.7 million in principal amount for the Debentures that were tendered. As a result, no debentures were accepted for payment in connection with the Offer to Repurchase, and all of the debentures were returned to the holders and remained outstanding. The Company’s failure to pay for the debentures tendered for repurchase in the Offer to Repurchase constitutes an “event of default” under the Indenture, which could have resulted in the exercise of available remedies by the Trustee or the bondholders under the Indenture and/or applicable law. In particular, the Trustee or holders of at least 25% in aggregate principal amount of the debentures could have declared due and payable 100% of the principal amount of the debentures, plus any accrued and unpaid interest thereon, and each holder of a Debenture who tendered had the right under the terms of the Indenture to payment of the purchase price for such Debenture in connection with the Offer to Repurchase.

Recent Event. In March 2007, the Company consummated an exchange offer pursuant to which $67.5 million of the debentures were exchanged for 439,784 shares of series C and 100,000 shares of series D convertible preferred stock and $14.3 million in cash. Additionally, the $2.5 million in principal amount of Debentures that remained outstanding after the consummation of the Exchange Offer was recently accelerated by the majority holder of such Debentures in accordance with the Indenture governing the Debentures and, on March 29, 2007, the Company repaid such Debentures at par plus accrued interest. In addition, the Company will distribute to holders of its common stock as of a date to be determined by its board of directors, and in any event prior to July 1, 2007, in one or more distributions or other transactions, warrants to purchase 30 million shares of its common stock. The exercise price will be approximately $0.523 per share. The warrants will be exercisable on or after July 1, 2007 until December 31, 2009. The Company expects to record a gain on debt extinguishment related to the Exchange Offer in the first quarter of 2007.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported assets, liabilities, revenues, earnings, financial position and various disclosures. Significant estimates have included stock-based compensation expense, accrued litigation settlement costs, the value of investments, the valuation allowance recorded for deferred tax assets and the development period for the Company’s products. Actual results could differ from those estimates and the differences could be material.

Segment and Geographic Information

The Company has determined it has one reportable operating segment as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. The Company has evaluated its investment policies consistently with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and has determined that all its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in Stockholders´ Equity under the caption "Accumulated Other Comprehensive Income (Loss)." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income and expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. At December 31, 2006 and 2005, short-term marketable securities included $7.2 million and $21.2 million of investments, respectively, primarily comprised of investment grade asset-backed, variable-rate debt obligations, commercial paper. Accordingly, the investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities, thus they are classified as short-term marketable securities.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on furniture and fixtures and machinery and equipment over their estimated useful lives ranging from 2 to 7 years, using principally the straight-line method. Leasehold improvements are amortized over the lesser of the term of the respective lease or the useful lives of the related assets. Expenditures for maintenance and repairs are expensed to operations as incurred. Gains and losses from sales and retirements are included in income (loss) from operations as they occur.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less cost to sell.

Deferred Charges

 Deferred charges are issuance costs for the convertible debentures that were being amortized over seven years, that is, to the first put date, or earlier settlement date. However, due to the reclassification of the Company’s debentures to current liabilities as of September 30, 2006, the balance of these deferred charges of $1.9 million was charged to interest expense as of September 30, 2006. Please refer to Note 7.

Revenue Recognition

Revenue is recognized under collaboration or research and development agreements when services are performed or when contractual obligations and/or milestones are met and amounts are considered collectible. The Company has adopted the milestone payment method to account for milestone payments received pursuant to development agreements. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Cash received in advance of revenue recognition for license fees is recorded as deferred revenue and recognized when earned over the research and development period. On August 5, 2004, the Company entered into an agreement with Merck (and amended in August 2005) for the worldwide development and commercialization of all indications for DOV 21,947 and certain indications for DOV 216,303 in exchange for a $35.0 million up-front payment and the right to receive further payments of up to $420.0 million upon the achievement of certain milestones and royalties based on product net sales, if any. The up-front payment was deferred and amortized to revenue over the estimated research and development period. The time period of the development period was a significant estimate used in the preparation of the financial statements. In December 2006, the agreement with Merck was terminated and thus the remaining deferred revenue of $22.2 million was recognized as revenue in the fourth quarter of 2006.

Royalty revenue will be recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and collection of the related receivable is probable. The Company has not recognized royalty revenue to date.

Research and Development

Research and development costs are expensed when incurred and include allocations for payroll and related costs and other corporate overhead. Costs assigned to acquired assets to be used in a particular research and development project that have no alternative future use are charged to expenses as in-process research and development expense as of the date of acquisition.

The following represents a detail of amounts included in research and development expense:

	Years Ended December 31,
	2006	2005	2004

Payroll related and associated overhead	$14,191,190	$10,720,094	$5,773,704
Clinical and preclinical trial costs	26,730,979	41,525,596	18,103,432
Professional fees	1,282,157	1,128,136	503,789
Travel	595,388	609,082	383,193

Total research and development expense	$42,799,714	$53,982,908	$24,764,118

Net Loss Per Share

Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. For certain periods, the Company has excluded the shares issuable on conversion of the convertible subordinated debentures, the convertible line of credit promissory note, outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive as indicated in the table below.

	Years Ended December 31,
	2006	2005	2004

Net loss	$(38,368,362)	$(52,967,836)	$(32,920,604)

Basic and diluted:
Weighted-average shares used in computing basic and diluted net loss per share	24,703,333	22,837,265	19,729,765

Basic and diluted net loss per share	$(1.55)	$(2.32)	$(1.67)

Antidilutive securities not included in basic and diluted net loss per share calculation:
Convertible subordinated debentures	3,076,923	3,516,484	2,857,143
Convertible line of credit promissory note	—	—	1,173,981
Options	4,098,441	3,540,966	2,646,176
Warrants	375,296	819,731	895,366

	7,550,660	7,877,181	7,572,666

Comprehensive Loss

	Years Ended December 31,
	2006	2005	2004
Net loss	$(38,368,362)	$(52,967,836)	$(32,920,604)
Net unrealized gain (losses) on marketable securities	293,241	(50,858)	(219,325)

Comprehensive loss	$(38,075,121)	$(53,018,694)	$(33,139,929)

Debt Conversion and Other Expense, net

	Years Ended December 31,
	2006	2005	2004
Debt conversion expense, net	$(5,657,865)	$—	$—
Other income (expense), net	45,936	(4,415)	(7,855)

Debt conversion and other expense, net	$(5,611,929)	$(4,415)	$(7,855)

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Risks and Uncertainties

The Company is subject to risks common to companies in the biopharmaceutical industry, including but not limited to successful commercialization of product candidates, protection of proprietary technology and compliance with FDA regulations.

Concentration of Credit Risk

Cash and cash equivalents are invested in deposits with significant financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists. Approximately $6.8 million of the Company's cash balance was uninsured at December 31, 2006.

Derivatives

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, all derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction and if so depending on the type of hedge transaction.

Accounting Changes:  Variable Interest Entities

On February 28, 2006, the Company entered into a ten-year operating lease with a leasing entity for a 133,686 square-foot facility in Somerset, New Jersey which has served as the Company’s corporate headquarters and principal place of business since June 2006. The sole purpose of the leasing entity is to manage the Somerset facilities on behalf of its tenant(s) and is therefore considered a VIE as defined by FIN 46R. At December 31, 2006, the Company is the only tenant of the building and is therefore considered to hold a significant variable interest. With respect to the Company’s leasing arrangement, the Company has determined that it is not the primary beneficiary and accordingly is not required to consolidate the related assets and liabilities of the leasing entity. The Company’s maximum exposure to any potential losses, should they occur, associated with this VIE is limited to the Company’s standby letter of credit of $4.2 million and, where applicable, receivables for unused tentant allowance from this VIE, which, as of December 31, 2006, totaled approximately $1.3 million, which was collected in January 2007.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which for the Company will be as of the beginning of fiscal 2008. The Company is currently evaluating the impact this statement will have on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which is effective for the Company beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for future transactions. The Company does not expect the adoption of this pronouncement to have a material impact on our financial position or results of operations.

In July 2006, the FASB issued FIN 48, which is effective for the Company as of the interim reporting period beginning January 1, 2007. The validity of any tax position is a matter of tax law, and generally there is no controversy about recognizing the benefit of a tax position in a company’s financial statements when the degree of confidence is high that the tax position will be sustained upon examination by a taxing authority. The tax law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. Under FIN 48, the impact of an uncertain income tax position on the income tax provision must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in the unrecognized benefit. In addition, FIN 48 requires interest to be recognized on the full amount of deferred benefits for uncertain tax positions. An income tax penalty is recognized as expense when the tax position does not meet the minimum statutory threshold to avoid the imposition of a penalty. The Company continues to evaluate the impact of FIN 48 on its consolidated financial statements. At this time, the Company does not believe the impact upon adoption of this standard will be significant to results of operations or financial position.

4. Stock-Based Compensation

1998 Stock Option Plan

The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Company's board of directors on September 10, 1998. Under the 1998 Plan, the Company has granted stock options to selected officers, employees, directors and consultants of the Company. The Company's board of directors administers the 1998 Plan. The 1998 Plan provided for the issuance of 2,025,000 shares of common stock. As of December 31, 2006, options to purchase 337,800 shares of common stock were outstanding under the 1998 Plan. As of October 15, 2000 all new option grants are issued under the 2000 Plan. The term of the options granted under the 1998 Plan is ten years. Awards under the 1998 Plan are fully vested.

2000 Stock Option and Grant Plan

The Company’s 2000 Stock Option and Grant Plan (the “2000 Plan”) was adopted by the Company’s board of directors on November 18, 2000, was amended and restated on March 28, 2002, and further amended on May 30, 2003, May 24, 2004, May 23, 2005,May 22, 2006 and May 30, 2006. The 2000 Plan provides for the granting of stock, stock options, restricted stock and stock appreciation rights. Under the 2000 Plan, the Company has granted options and restricted stock, or RSAs, to certain employees and non-employee advisors. The Company’s board of directors administers the 2000 Plan. Options granted under the 2000 Plan have a maximum term of ten years. Options issued generally vest either 25% on the first anniversary of grant and the balance ratably over the next three years or 50% 18 months after grant and the balance ratably quarterly over the next 18 months. The 2000 Plan also provides the Company’s board of directors with the discretion to accelerate exercisability of any award. In May 2006, the Company amended the 2000 Plan providing for the full acceleration and vesting of all outstanding options and RSAs immediately prior to a change of control of the Company. This change did not impact the fair value of the options and did not impact expense recognized under SFAS 123(R). The recently consummated Exchange Offer as discussed in Note 2 effected a technical change of control and pursuant to the 2000 Plan all outstanding options issued prior to January 2007 and restricted stock awards will be immediately accelerated. Thus the Company will recognize the total unrecognized compensation expense for these awards, if outstanding at the time of the change of control in the first quarter of 2007.

The Exchange Offer consummated on March 15, 2007 resulted in a change of control of the Company and as such approximately 1.1 million outstanding unvested options and 68,333 RSAs were immediately vested. This will result in a non-cash compensation charge in the first quarter of 2007 of approximately $6.1 million.

Employee and Director Grants

Prior to 2003, the Company granted stock options to employees and directors with an exercise price less than fair market value. These options gave rise to unearned compensation as of the date of the grant, which amount has been amortized to operations over the vesting period. These options resulted in a charge to operations of $1,389 and $29,938 in 2005 and 2004, respectively.

Non-Employee Options and Warrants

In February 2002, the Company issued 8,100 options to a non-employee consultant. 25% of the options vest at the end of each year for the next four years. The options resulted in a reduction of expenses in operations of $11,504 in 2005 and a charge to operations of $16,476 and $21,020 in 2006 and 2004, respectively.

The Company granted 64,800 options to non-employees for the year ended December 31, 2001. These options were valued at fair value and resulted in a reduction of expenses in operations of $183,000 in 2005 and a charge to operations of $293,616 in 2004.

Accounting

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) Share-Based payment, and related interpretations, or SFAS 123(R), to account for stock-based compensation using the modified prospective transition method and therefore will not restate its prior period results. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and revises guidance in SFAS 123, Accounting for Stock-Based Compensation. Among other things, SFAS 123(R) requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value of those awards. The modified prospective transition method applies to (a) unvested stock options under the Company’s 2000 Plan and non-plan awards based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) any new share-based awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Additionally, stock-based compensation expense includes an estimate for forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term. The Company has recorded $8.7 million of stock-based compensation expense, net of estimated forfeitures, during the year December 31, 2006. The Company recorded $2.1 million during the year ended December 31, 2006 of compensation expense related to RSAs. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Unearned compensation related to the RSAs of $2.2 million as of December 31, 2005 was eliminated to additional paid in capital as of January 1, 2006.

Prior to January 1, 2006, the Company accounted for stock-based compensation expense for options granted to employees using the intrinsic value method prescribed in APB No. 25 and had adopted the disclosure only alternative under SFAS  123. Accordingly, compensation expense for a stock option grant was recognized only if the exercise price was less than the market value of the Company’s common stock on the grant date. Additionally, in the pro forma information required for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

SFAS 123(R) requires the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as previously required. For the year ended December 31, 2006, the Company did not record any excess tax benefit generated from option exercises.

The table below summarizes the impact on the Company’s results of operations for the year ended December 31, 2006 of stock based compensation expense under the Company’s 2000 Plan and non-plan grants recognized under the provisions of SFAS 123(R).

Year Ended December 31, 2006

Research and development	$(2,863,840)
General and administrative	(5,885,426)
Stock based compensation	$(8,749,266)

Basic and diluted net loss per share	$(0.36)

For the year ended December 31, 2005 and 2004, if the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net loss would be as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004

Net loss as reported	$(52,967,836)	$(32,920,604)
Add: total stock-based employee compensation expense determined under APB No. 25	808,740	29,938
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(6,116,809)	(3,871,325)
Pro forma	$(58,275,905)	$(36,761,991)
Basic and diluted net loss per share:
As reported	$(2.32)	$(1.67)
Pro forma	$(2.55)	$(1.86)

For purposes of the computation of the fair value of each option award on the grant date using the Black-Scholes option pricing model, the following assumptions were used for each respective period:

Year Ended December 31,
	2006	2005	2004
Risk-free interest rate	4.28% - 5.35%	3.73%-4.49%	3.78%-4.90%
Expected lives	6.25 years	6 years	6-10 years
Expected dividends	—	—	—
Expected volatility	52.30% - 74.86%	64.27%-67.90%	69.74%-76.27%

The expected term and volatility are highly subjective assumptions. The Company has reviewed its historical pattern of option exercises and has determined that there were no meaningful differences in option exercise activity among employee functions. The Company estimates the expected life of the options granted through review of historical exercise patterns for those options granted prior to January 1, 2006 and has used the SAB 107’s simplified method of estimating the expected life of option grants for ‘plain vanilla’ options granted in the year ended December 31, 2006. The Company estimates the expected volatility of its common stock based on its historical volatility as it did not view a combination of historical and implied a more meaningful volatility measure. The Company believes that historical volatility may be representative of future stock price trends. The risk-free rate assumption is determined using the Federal Reserve nominal rates of U.S. Treasury zero-coupon bonds with maturities similar to those of the expected terms of the award being valued. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Therefore, the Company assumed an expected dividend yield of zero.

The weighted average grant date fair value of options granted during the years ended December 31, 2006, 2005 and 2004, respectively was $3.22, $10.56 and $10.88 per option. The total intrinsic value, determined as of the date of exercise, of options exercised in the year ended December 31, 2006, 2005 and 2004 was $2.9 million, $2.7 million and $6.2 million, respectively. The Company received $607,000, $1.1 million and $1.1 million in cash for option exercises in the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, there was $6.1 million, net of estimated forfeitures of $1.7 million, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all its equity compensation plans, which include stock options and RSAs. The recently consummated exchange offer as discussed in Note 2 effected a technical change of control and pursuant to the 2000 Plan all outstanding options issued prior to January 2007 and restricted stock awards will be immediately accelerated. Thus the Company will recognize the total unrecognized compensation expense for these awards, if outstanding at the time of the change of control in the first quarter of 2007.

The following is a summary of stock option activity for the years ended December 31, 2006, 2005 and 2004:

	Options	Weighted Average Options Exercise Price	Aggregate Intrinsic Value
Options outstanding, December 31, 2003	2,631,370	$5.51
Granted	610,750	$13.86
Exercised	(519,507)	$3.27	$6,160,182
Forfeited	(76,437)	$10.97
Options outstanding, December 31, 2004	2,646,176	$7.72
Granted	1,282,250	$16.75
Exercised	(231,520)	$4.57	$2,672,852
Forfeited	(155,940)	$13.36
Options outstanding, December 31, 2005	3,540,966	$10.94
Granted	1,538,175	$5.33
Exercised	(201,400)	$3.01	$2,926,993
Forfeited	(779,300)	$15.24
Options outstanding, December 31, 2006	4,098,441	$8.41	—
Options exercisable, December 31, 2006	2,125,063	$8.84	—

 The total intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money as of December 31, 2006. As of December, 2006, the Company had 719,985 shares available for future grants. The following is a summary of outstanding stock options at December 31, 2006.

	Options Outstanding as of December 31, 2006			Options Exercisable as of December 31, 2006
	Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price

Price range $1.40-$11.30	6.6 years	2,310,141	$2.96	4.05 years	1,195,891	$3.69
Price range $11.31-$21.20	7.9 years	1,788,300	$15.46	7.29 years	929,172	$15.46
		4,098,441			2,125,063

The following is a summary of outstanding RSAs at December 31, 2006:

	Number	Weighted Average Fair Value (1)	Weighted Average Remaining Term
Nonvested, December 31, 2005	160,000	$18.89	3.1 years
Nonvested, December 31, 2006	68,333	$10.02	1.7 years

(1) Fair value is calculated at the date of the award and is not adjusted for current market values.

As of December 31, 2006, the total remaining unrecognized compensation cost related to RSAs amounted to $245,000.

5. Marketable Securities

Available-for-sale securities are classified as short-term regardless of their maturity date if the Company has them available to fund operations within one year of the balance sheet date. Auction-rate securities are highly liquid securities that have floating interest or dividend rates that reset periodically through an auctioning process that sets rates based on bids. Issuers include municipalities, closed-end bond funds and corporations. These securities can either be debt or preferred shares. The following is a summary of marketable securities classified as "available-for-sale" securities as required by SFAS 115 as of December 31, 2006.

			Gross Unrealized Losses
	Amortized Cost	Gross Unrealized Gains	Less than 12 Months	Greater than 12 Months	Estimated Fair Value
Institutional money market	$24,088,103	$—	$—	$—	$24,088,103
Commercial paper	3,495,640	—	—	—	3,495,640

Amounts included in cash and cash equivalents	$27,583,743	$—	$—	$—	$27,583,743

Corporate debt	$7,208,497	$—	$(5,170)	$—	$7,203,327

Amounts included in marketable securities - short-term	$7,208,497	$—	$(5,170)	$—	$7,203,327

The following is a summary of the amortized cost and estimated value of debt securities by contractual maturity at December 31, 2006, excluding securities classified as cash and cash equivalents.

	Amortized Cost	Estimated Fair Value
Due in less than one year	$7,208,497	$7,203,327
Due between one and two years	—	—

Total	$7,208,497	$7,203,327

6. Property and Equipment

Property and equipment consist of the following at:

		December 31,
	Years	2006	2005

Furniture and fixtures	7	$631,459	$409,454
Machinery and equipment	2-5	546,331	1,183,067
Leasehold improvements	2-5	894,476	300,481

		2,072,266	1,893,002
Less accumulated depreciation		858,077	1,269,482

Property and equipment, net		$1,214,189	$623,520

7. Debt

Convertible Subordinated Debentures

In December 2004 and January 2005, the Company completed a private placement of $80 million aggregate principal amount of 2.5% convertible subordinated debentures due January 15, 2025 of which $70.0 million in aggregate principal amount remained outstanding as of December 31, 2006.

Recent Event. In March 2007, the Company consummated an exchange offer pursuant to which $67.5 million in principal amount of the debentures were exchanged for series C and series D convertible preferred stock and $14.3 million in cash. Additionally, the $2.5 million in principal amount of debentures that remained outstanding after the consummation of the exchange offer was recently accelerated by the majority holder of such debentures in accordance with the indenture governing the debentures and, on March 29, 2007, we repaid such debentures at par plus accrued interest. Thus, the amount paid in cash for the principal repayment of the debentures has been classified as a current liability.

Original Terms of the Debentures. The holders of the debentures may require the Company to purchase all or a portion of their debentures on January 15, 2012, January 15, 2015 and January 15, 2020 (the investor repurchase dates) or upon the occurrence of a fundamental change, in each case at a price equal to the principal amount of the debentures to be purchased, plus accrued and unpaid interest, including liquidated damages, if any, to the purchase date. The debentures are unsecured and subordinated in right of payment to all existing and future senior debt, as defined in the indenture governing the debentures. The Company will pay interest semi-annually of $1 million on January 15 and July 15 of each year, commencing July 15, 2005.

The Company has reserved 3,516,484 shares of common stock for issuance upon conversion of the debentures. The Company incurred issuance costs related to this private placement of approximately $2.8 million, which have been recorded as other assets and are being amortized to interest expense through the first investor repurchase date of the debentures. However, due to the reclassification of the Company’s debentures to current liabilities the balance of these deferred charges of $1.9 million has been charged to interest expense as of September 30, 2006. The Company has filed a shelf registration statement with the SEC covering resales of the debentures and the common stock issuable upon conversion of the debentures, which was declared effective on May 9, 2005.

Holders may convert their debentures at any time at the conversion rate prior to the close of business on the business day prior to the maturity date or, if the debentures are called for redemption, on the business day prior to the redemption date. The initial conversion rate is 43.9560 shares of the Company’s common stock for each $1,000 principal amount of debentures, or $22.75 per share. In addition, if certain corporate transactions that constitute a change of control occur on or prior to January 15, 2012, the conversion rate will increase in certain circumstances, unless such transactions constitute a public acquirer change of control and the Company elects to satisfy its conversion obligation with public acquirer common stock. The Company may redeem for cash the debentures in whole or in part at any time beginning on January 15, 2008 and prior to January 15, 2012, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus accrued and unpaid interest, including liquidated damages, if any, to but excluding the redemption date, provided the last reported sale price of the Company’s common stock has exceeded 140% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. On or after January 20, 2012, the Company may redeem for cash some of or all the debentures at any time at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus any accrued and unpaid interest, including liquidated damages, if any, to but excluding the redemption date.

On July 26, 2006, the Company exchanged an aggregate of 3,445,000 shares of its common stock for an aggregate of $10 million in original principal amount of these debentures. The debentures and the shares of common stock originally issuable upon conversion thereof are registered for resale under the Securities Act. The Company has canceled the debentures received in the exchange transactions which reduced the aggregate bonds outstanding from $80 million in original principal amount to $70 million in original principal amount. This exchange was not done in accordance with the original conversion terms of the debentures. With this reduction in principal amount, the shares reserved for issuance upon conversion of the debentures has been reduced to 3,076,923 and semi-annual interest is reduced to $875,000.

The fair value of our subordinated convertible debentures, based on the price for the debentures at December 31, 2006 and 2005 approximated $34.7 million and $70.6 million respectively.

Elan Notes

In January 1999, the Company issued a convertible promissory note in the amount of $8,010,000 and a convertible line of credit promissory note in the maximum initial principal amount of $7,008,750 to EIS. The fair value of the convertible line of credit promissory note outstanding was $21,190,356 as of December 31, 2004. The excess fair value over the carrying amount is due to the increased value of the conversion feature in this note since its issuance. The estimated fair-value amount has been determined using the Black-Scholes methodology.

a. Convertible Promissory Note

On May 25, 2004, EIS converted the outstanding principal and accrued interest totaling $11.6 million into 2,907,162 shares of the Company’s common stock. The convertible promissory note provided for interest to accrue at the rate of 7% per annum compounded on a semi-annual basis.

During 2004, the interest feature in the convertible promissory note was determined to include a beneficial conversion feature as the interest is convertible into shares of the Company or payable in cash at the option of EIS. The Company is accounting for this feature in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of Issue 98-5 to Certain Convertible Instruments." The Company recorded $893,792 of additional interest expense associated with this beneficial conversion feature in 2004 with a corresponding increase in additional paid-in capital.

b. Convertible Line of Credit Promissory Note

During 2004, EIS sold the convertible line of credit promissory note to an institutional investor and on January 20, 2005, the holder converted the entire balance of the note and the accrued interest into 1,180,246 shares of the Company’s common stock. The convertible line of credit promissory note provided for interest to accrue at the rate of 10% per annum compounded on a semi-annual basis.

8. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2006	2005

Accrued investigator fees	$2,113,294	$2,473,676
Accrued professional fees	198,168	380,950
Accrued bonuses	650,120	1,131,940
Accrued severance and other	1,085,784	667,881
Accrued taxes	5,100	40,500
Accrued interest	797,222	922,222
Accrued payroll, vacation and other	204,906	1,275,569

	$5,054,594	$6,892,738

9. Income Taxes

No U.S. Federal taxes are payable at December 31, 2006 and 2005. However, as of December 31, 2006, the Company did have a $10,000 state tax liability computed under the New Jersey alternative minimum assessment regime.

During 2006 and 2005, the Company sold $72.0 million and $3.5 million, respectively, of state net operating loss (“NOL”) carryforwards under the New Jersey Tax Benefit Transfer Program. The net proceeds from the sale of the NOLs amounted to $5.6 million and $273,000, which are reported as a tax benefit in 2006 and 2005, respectively.

At December 31, 2006, the Company had approximately $140.0 million of federal and $49.7 million of state NOL carryforwards available to offset future taxable income. The federal and state NOL carryforwards will begin expiring in 2010 and 2013 if not utilized. The Company’s recently completed Exchange Offer discussed in Note 2 will significantly impair the Company’s ability to utilize these losses before their expiration. Please see discussion below. The Company accounts for its income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Included in the federal and state NOL carryforwards is approximately $13.0 million related to non-qualified stock option expense.

For financial reporting purposes, a valuation allowance of $68.5 million has been recorded at December 31, 2006, to fully offset the deferred tax asset related to these carryforwards in accordance with SFAS 109. SFAS 109 requires the Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized."

Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss carryforwards may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. An ownership change occurs with respect to a corporation if it is a loss corporation on a testing date and, immediately after the close of the testing date, the percentage of stock of the corporation owned by one or more five-percent shareholders has increased by more than 50 percentage points over the lowest percentage of stock of such corporation owned by such shareholders at any time during the testing period. Under such section, the ability of the Company to use its existing tax loss and credit carryforwards (and certain other tax benefits) following an “ownership change” of the Company is generally limited to an annual amount equal to the product of the fair market value of the corporation’s stock immediately before the ownership change (subject to certain reductions) and the “long-term tax-exempt rate” in effect for the month in which the ownership change occurs. This general limitation on the use of tax benefit carryforwards can be increased or reduced respectively by the amount of “recognized built-in gains” (“RBIG”) or recognized “built-in losses” (“RBIL”) in the event the Company has “net unrealized built-in gains” (“NUBIG”) or “net unrealized built-in losses” (“NUBIL”), at the date of an ownership change. The Company is presently subject to a general limitation on the annual utilization of carryforward tax benefits of approximately $3.2 million. As a result of the consummation of the Exchange Offer discussed in Note 2, it is likely that the Company’s ability to use these tax benefit carryforwards under the general limitation will be further restricted.

The principal components of the deferred tax asset, assuming a 34% Federal tax rate and a 9% gross state tax rate, are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Fixed assets and intangible assets	$692,497	$592,805
Research and development expense amortization	7,715,346	9,570,480
Deferred other	—	11,159,120
Accrued other	8,065,514	392,361
Net operating loss carryforward	52,058,347	37,190,602

Total gross deferred tax assets	68,531,704	58,905,369
Valuation allowance	(68,531,704)	(58,905,369)

Net deferred tax assets	$—	$—

The net change in valuation allowance for 2006 and 2005 was an increase of approximately $9.5 million and $33.5 million respectively which is primarily the result of additional net operating losses incurred by the Company for which a benefit has not been recorded as well as the retroactive capitalization of certain research and development expenditures previously deducted. The Company's subsidiaries operating in Ireland did not incur income taxes in 2006 or 2005 based on current tax laws.

The difference between the Federal Statutory Rate (34%) and the effective tax rate (13%) is primarily due to the increase in valuation allowance in all periods presented and the sale of the state NOL carryforward.

10. Equity Transactions

Common Stock

On July 26, 2006 the Company issued 3,445,000 shares of common stock in exchange for $10 million in original principal amount of its convertible subordinated debentures. As a result of the exchange, the Company recorded a charge of $5.6 million for the fair value of the inducement offer as non-cash conversion expense, as required by SFAS 84 “Induced Conversions of Convertible Debt”. Additionally, the Company included the unamortized issuance costs of $275,000 associated with the converted debt as a component of paid in capital.

On May 22, 2006, the Company issued 28,333 RSAs to certain of the Company’s directors pursuant to the compensation program for independent directors of the Company. These awards will vest annually ratably over three years.

On March 29, 2004, the Company concluded a private placement of 666,667 shares of common stock to an institutional investor for gross proceeds of $10.0 million. Pursuant to the securities purchase agreement and registration rights agreement, the Company filed a registration statement for the registrable securities, which was declared effective on April 15, 2004.

On May 25, 2004, the Company’s convertible promissory note totaling $11.6 million of outstanding principal and accrued interest was converted into 2,907,162 shares of the Company’s common stock. In connection with this, the Company charged to additional paid in capital the remaining associated deferred charges of $71,000.

On January 20, 2005, the Company’s convertible promissory line of credit note totaling $4.0 million of outstanding principal and accrued interest was converted into 1,180,246 shares of the Company’s common stock.

Warrants

At December 31, 2006, warrants to purchase 375,396 shares of the Company's common stock were outstanding with an exercise price of $10.00. All outstanding warrants are fully vested and expire in June 2009.

11. Employment Agreements

On May 23, 2005, the Company entered into a two-year employment agreement with Dr. Lippa, the Company’s then chief executive officer, which continued his existing agreement, with certain changes, that was extended in January 2005. Such changes include severance protection in the event of a termination of employment without cause or good reason equal to payment of base compensation for the greater of one year or the balance of the term of the agreement, subject to consulting obligations. In addition, the agreement includes a change in control severance protection equal to two years’ base compensation, elimination of a 2% bonus based upon gross proceeds in the event of a sale of the Company and elimination of incentive compensation for licensing. He was also awarded 60,000 RSAs under the Company’s 2000 stock option and grant plan, subject to ratable annual vesting over three years provided he remains as a director of the Company. As of July 28, 2005, Dr. Lippa’s employment as chief executive officer terminated thus requiring the Company to pay the contractual severance. As a result, the Company recorded a severance obligation of $790,000 as of June 30, 2005. Dr. Lippa is the executive chairman of the board of directors.

On June 29, 2005, the Company entered into a three-year employment agreement with Dr. Hudson as chief executive officer and president. Under the agreement, Dr. Hudson received a salary of at least $425,000 per annum and received, upon commencement of employment on July 28, 2005, 100,000 shares of restricted stock and 225,000 stock options, each vesting ratably annually over four years. Dr. Hudson also received a bonus of $85,000 in January 2006. The agreement provided for other benefits, including relocation allowances. For qualified events of severance, Dr. Hudson was entitled under the agreement to base compensation for the balance of his agreement subject to a minimum of one-year base compensation and an additional severance payment equal to his prior incentive bonus in the case of a termination following a change of control. On June 29, 2006, Dr. Hudson resigned as president and chief executive officer and as a member of the board of directors of the Company. DOV entered into a Separation and General Release Agreement with Dr. Hudson, dated as of June 29, 2006, pursuant to which the Company will make severance payments to Dr. Hudson in an aggregate amount equal to 24 months of basic compensation. Additionally, the 100,000 shares of RSAs granted to Dr. Hudson in connection with the commencement of his employment were vested and Dr. Hudson elected to have the tax withheld from the RSAs granted, thus DOV has agreed to remove any restrictions on 68,550 of such shares which are now fully-owned by Dr. Hudson and the remaining 31,450 shares were retired to treasury stock as the Company will pay in cash the tax withholding. As a result, the Company recorded a severance obligation of $953,000 and recorded non-cash compensation expense charge of $1.4 million related to the acceleration of the RSAs. In addition, in accordance with the provisions of Dr. Hudson’s employment agreement, all stock options held at the date of termination were subject to accelerated vesting. Upon termination, the Company recognized an accelerated non-cash compensation charge of $2.9 million due to the acceleration of vesting of these options. Dr. Hudson elected to forfeit these options. Both of these charges are included in general and administrative expense. The non-cash compensation charges are based on the fair value of the options and RSAs at the date of grant.

In May 2006, the employment of Robert Horton, the Company’s general counsel, was terminated. As part of his severance agreement, the Company agreed to pay base salary and benefits over the next 15 months and, pursuant to the provisions of his employment agreement, his unvested options have been vested and the exercise period for all outstanding options has been extended to at least December 31, 2007. The Company recorded a severance obligation of $456,000 as of June 30, 2006. The acceleration of Mr. Horton’s options resulted in a non-cash compensation charge of $1.1 million and is included in general and administrative expense. The non-cash compensation charge is based on the fair value of the options at the date of grant as opposed to current fair value.

On June 30, 2006, Ms. Barbara Duncan was promoted to president, continued as chief financial officer of the Company and will serve as a member of the board of directors. In connection with Ms. Duncan’s promotion, DOV entered into Amendment No. 1 with Ms. Duncan, dated as of June 30, 2006, to Ms. Duncan’s employment agreement, which was originally dated as of August 3, 2004. The amendment provides for Ms. Duncan’s service to DOV as president and chief financial officer until June 30, 2008. In connection with the execution of the amendment, Ms. Duncan was granted options to purchase 350,000 shares of DOV common stock at an exercise price of $2.12 per share that will vest ratably annually over four years. Such options, to the extent not vested, shall vest immediately upon a termination of Ms. Duncan’s employment by DOV without cause or a termination of employment by Ms. Duncan for good reason or within six months of certain events constituting a change of control of the Company. Additionally, in the event of a termination of Ms. Duncan’s employment by DOV without cause or a termination of employment by Ms. Duncan for good reason or within six months of certain events constituting a change of control of DOV, Ms. Duncan will be entitled to severance payments equal to the greater of (i) basic compensation for the period commencing on the date of such termination and ending June 30, 2008 and (ii) basic compensation for the period commencing on the date of such termination and ending on the date that is 12 months thereafter. In February 2007, Ms. Duncan title was changed to chief executive officer. Ms. Duncan will continue to serve as a member of the board of directors, treasurer and principal financial officer.

On June 30, 2006, Dr. Phil Skolnick was promoted to executive vice president and will continue to serve as chief scientific officer of the Company. In connection with Dr. Skolnick’s promotion, DOV has entered into Amendment No. 1 with Dr. Skolnick, dated as of June 30, 2006, to Dr. Skolnick’s restated employment agreement, which was originally dated as of January 9, 2004. The amendment provides for Dr. Skolnick’s service to DOV as Executive Vice President and Chief Scientific Officer until June 30, 2008. In connection with the execution of the amendment, Dr. Skolnick was granted options to purchase 350,000 shares of DOV common stock at an exercise price of $2.12 per share (the closing price on the grant date of June 30, 2006) that will vest ratably annually over four years. Such options, to the extent not vested, shall vest immediately upon a termination of Dr. Skolnick’s employment by DOV without cause or a termination of employment by Dr. Skolnick for good reason or within six months of certain events constituting a change of control of the Company. Additionally, in the event of a termination of Dr. Skolnick’s employment by DOV without cause or a termination of employment by Dr. Skolnick for good reason or within six months of certain events constituting a change of control of the Company, Dr. Skolnick will be entitled to severance payments equal to the greater of (i) basic compensation for the period commencing on the date of such termination and ending June 30, 2008 and (ii) basic compensation for the period commencing on the date of such termination and ending on the date that is 12 months thereafter. Dr. Skolnick’s annual basic compensation was not altered by the amendment and will remain at $344,000 for 2006. In February 2007, Dr. Skolnick’s title was changed to president. Dr. Skolnick will continue to serve as chief scientific officer.

The Company has executed Amendment No. 1 with Dr. Warren Stern, dated as of June 30, 2006, to Dr. Stern’s employment agreement, which was originally dated as of September 10, 2003. The amendment provides for an extension of the term of Dr. Stern’s service to DOV as senior vice president of drug development from September 10, 2006 until March 31, 2007; provided, however, that the hours of service provided by Dr. Stern to the Company and Dr. Stern’s basic compensation will be reduced by (i) 30% from October 1, 2006 until January 1, 2007 and (ii) 50% from January 1, 2007 until March 31, 2007. In connection with the execution of the amendment, Dr. Stern was granted options to purchase 75,000 shares of DOV common stock at an exercise price of $2.12 per share (the closing price on the grant date of June 30, 2006) that will vest in full on March 31, 2007. Such options, to the extent not vested, shall vest immediately upon a termination of Dr. Stern’s employment by DOV without cause or a termination of employment by Dr. Stern for good reason or within six months of certain events constituting a change of control of the Company.

12. Savings and Investment Plan

         The Company adopted the DOV Pharmaceutical, Inc. 401(k) Savings and Investment Plan (the "401(k) Plan"), effective January 1, 2002, which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is a defined contribution plan established to provide retirement benefits for all employees who have attained 21 years of age.

         The 401(k) Plan is employee funded up to an elective annual deferral and also provides an option for the Company to contribute to the 401(k) Plan at the discretion of the 401(k) Plan's trustees. During the years ended December 31, 2006, 2005 and 2004, the Company did not contribute to the 401(k) Plan.

13. Significant Agreements

Wyeth Agreement

In May 1997, the Company entered into an option agreement with American Cyanamid, now Wyeth, to license four compounds from them and paid $10,000 as an option fee. In May 1998, the Company exercised its option and entered into a license agreement with Wyeth pursuant to which the Company paid $300,000 to Wyeth for certain rights to four compounds, indiplon, ocinaplon, bicifadine and DOV 216,303. As each of the four compounds licensed in from Wyeth require the approval of the FDA prior to their commercialization, are prior to technological feasibility and have no alternative future use, the Company wrote off the entire amount paid to Wyeth as research and development expense. If Wyeth terminates the license upon an uncured breach by the Company, the Company must transfer all information, data and know-how relating to the products and any government authorizations, in addition to the Company’s rights derived from its sublicensees with regard to the products. The agreement expires as to each compound the later of the expiration of the Wyeth patents in such country and ten years following the launch of each compound in each country. Upon such expiration, with respect to each country the Company will have a fully-paid, royalty-free license with the right to make, use or sell the compounds without any further monetary obligation to Wyeth.

On February 25, 2004, the Company entered into agreements to reorganize its exclusive license agreement with Wyeth and its sublicense agreement with Neurocrine in respect of indiplon. The restated agreement with Wyeth amends among other items the financial obligations due to Wyeth in respect of bicifadine, ocinaplon and DOV 216,303 such that the Company is now obligated to pay a fixed royalty percentage and fixed milestone payments. The restated agreement provides that if the Company sells the product itself, the Company will be obligated to pay Wyeth 3.5% of net sales for ocinaplon and DOV 216,303 and 5.0% of net sales for bicifadine, and potential additional aggregate milestones of $7.0 million for ocinaplon, $7.0 million for DOV 216,303 and $9.5 million for bicifadine. The royalty rate for bicifadine, ocinaplon and DOV 216,303 will increase by 0.5% should the Company partner or sublicense that compound, in which case the next milestone payable to Wyeth for that compound will be accelerated to become due upon partnering. As the Company has licensed certain rights to DOV 216,303 to Merck, should Merck achieve sales on this compound, the Company will owe Wyeth a royalty of 4.0% on those sales. In connection with the closing of the Merck Agreement, the Company owed Wyeth $2.5 million related to DOV 216,303. As this milestone payment is prior to FDA approval, the entire amount was expensed in the third quarter of 2004.

In December, 2006, the Company entered into three separate and distinct license agreements with Wyeth that together modified the terms of the existing licenses. Under the amended licensing arrangements, the Company gained an exclusive license to certain additional Wyeth intellectual property to allow it to develop products incorporating the three compounds for the treatment of human diseases, disorders and conditions except for the treatment of vasomotor symptoms in certain areas of women’s health. The Company granted to Wyeth an exclusive license to certain DOV intellectual property to allow Wyeth to develop products incorporating the three compounds for the treatment of vasomotor symptoms in those areas of women’s health, provided that the parties agreed to negotiate to jointly develop and commercialize any such products. The Company remains obligated to pay royalties as well as milestones as detailed above for each of the three compounds. In addition, the Company is obligated to pay milestones of $2.25 million upon NDA (or equivalent) approval in the United States, Europe or Japan for any product containing DOV 21,947 or DOV 102,677, but only if such milestone becomes payable prior to payment of the $4.5 million milestone payable on an NDA (or equivalent) approval for DOV 216,303. Any milestone payments made with respect to DOV 21,947 or DOV 102,677 reduce, dollar-for-dollar, DOV's $4.5 million milestone obligation for DOV 216,303.

Neurocrine Agreement

In June 1998, the Company entered into a sublicense and development agreement for one of the Company's compounds (indiplon) with Neurocrine. The Company is entitled to receive milestone payments on certain development events and royalties on net sales, if any.

In December 2002, Neurocrine and Pfizer Inc. announced a global agreement for the exclusive worldwide development and commercialization of indiplon.  In connection with this agreement, the Company and Neurocrine, together with its licensor Wyeth, agreed to establish three standby licenses, one to Neurocrine from Wyeth in case the Company’s license agreement is terminated by reason of the Company’s default, another to Neurocrine's partner (subsequently Pfizer, as noted below) from the Company in case the sublicense agreement with Neurocrine is terminated by reason of Neurocrine's default and a third standby license from Wyeth to Neurocrine's partner in case both Neurocrine and the Company default in the respective agreements.

As noted above, on February 25, 2004, the Company entered into agreements to reorganize its sublicense agreement with Neurocrine. The restated agreement provides for a royalty term of the last to expire of Wyeth patents or any patent owned or controlled by Neurocrine covering indiplon and ten years. As part of the reorganization, Neurocrine acquired Wyeth’s interest under the license covering indiplon. Accordingly, the reorganization with Neurocrine allows Neurocrine to pay to DOV royalty and milestone payments net of those amounts that would be owed by the Company to Wyeth under the earlier agreement. The Company’s economics will therefore remain unchanged and it will continue to be entitled to receive $1.5 million in aggregate milestones upon Neurocrine’s NDA approval and 3.5% royalty on worldwide sales. In 2004, the Company received a $2.0 million milestone payment from Neurocrine for the NDA filing for indiplon. However, because the original NDA filing was not accepted by the FDA and the agreement with Neurocrine indicates that the $2.0 million milestone is earned once an NDA has been submitted according to certain FDA regulations, the Company recognized this payment as revenue once the filing was accepted by the FDA on June 14, 2005.

XTL Agreement

On January 15, 2007, the Company entered into an agreement with XTL Development, Inc., or XTL, relating to bicifadine. Under the agreement the Company granted XTL the exclusive right to develop products incorporating bicifadine for the treatment of human diseases, disorders and conditions, except for treatment of symptoms in certain areas of women’s health. The Company received an up-front payment of $6.5 million, of which $5.0 million was paid to Wyeth as a result of the acceleration of a milestone payable pursuant to our agreement with Wyeth.  Additionally, XTL was required to make a $1.0 million payment within 30 days if the Company successfully transferred to XTL an existing investigational new drug application and certain program documentation relating to bicifadine, which was completed and thus payment made in February 2007.  Total up-front and milestone payments by XTL under the agreement could exceed $130.0 million if all milestones are achieved, with escalating low double-digit royalties on annual net sales of bicifadine.  At its election, XTL may make certain non-royalty payments, including milestone payments, to the Company in shares of freely tradeable stock of XTL’s parent company, XTL Biopharmaceuticals Ltd. XTL will fund future research, development, manufacturing and commercialization costs of bicifadine.

Merck Agreement

On August 5, 2004, the Company entered into a license agreement with a subsidiary of Merck & Co. Inc., or Merck, for the worldwide development and commercialization of DOV 21,947 for all therapeutic indications and of DOV 216,303 for the treatment of depression, anxiety and addiction. The agreement became effective in September 2004. Additionally, Merck obtained rights of first offer and refusal regarding a licensing agreement for DOV 102,677 under certain circumstances and for additional consideration. The parties agreed to work together to clinically develop licensed product and DOV reserved the right to co-promote the sales of product in the United States to psychiatrists and other specialists who treat depression.

Under the agreement, DOV received a $35.0 million up-front licensing payment. In addition, the Company is entitled to receive milestone payments of up to $420.0 million, as well as royalties on worldwide net sales, if any. In accordance with the Emerging Issues Task Force (EITF) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” the Company has evaluated the arrangement to determine if the deliverables are separable into units of accounting and then applied applicable revenue recognition criteria.  The Company has determined that the license and the collaboration are a single element for accounting purposes.  As the Company had a continuing obligation with respect to collaboration on development of product candidates, until an NDA is filed, the up-front payment was deferred and amortized into revenue over the estimated research and development period of 72 months. In December 2006, Merck and DOV terminated the agreements and as such the remaining deferred revenue of $22.2 million was taken into revenue immediately.

Operating Leases

In February 2006, the Company committed to a ten year operating lease for 133,686 sq. feet facility in Somerset, New Jersey which hasserved as its corporate headquarters and principal place of business since May 2006. In connection with this lease the Company has entered into a stand-by letter of credit facility for $4.2 million to serve as collateral for its performance under the lease. The Company also leases various office and transportation equipment under operating leases with terms ranging from one to three years.

As of December 31, 2006, the total non-cancelable future minimum rental payments under the above-mentioned leases are as follows:

Year ending December 31,
2007	$2,865,231
2008	2,856,733
2009	2,848,849
2010	2,848,849

$11,419,662

Rent expense incurred for office space and equipment leases amounted to $3,122,510, $699,588 and $406,838 for the years ended December 31, 2006, 2005 and 2004.

14. Quarterly Financial Data (Unaudited)

The following table contains selected unaudited statement of operations information for each quarter of 2006 and 2005. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Quarters Ended
	Mar 31	Jun 30	Sep 30 (a)	Dec 31(b)
2006	(In thousands, except per share data)
Revenue	$1,378	$1,280	$1,083	$22,210
Net income (loss) before tax	(20,269)	(20,615)	(17,496)	14,265
Net income (loss)	(20,269)	(20,615)	(17,496)	20,010
Basic net income (loss) per share	$(0.87)	$(0.88)	$(0.68)	$0.75
Diluted net income (loss) per share	$(0.87)	$(0.88)	$(0.68)	$0.69

2005
Revenue	$2,059	$3,832	$1.378	$1,378
Net loss before tax	(9,108)	(11,218)	(15,710)	(17,205)
Net loss	(9,108)	(11,218)	(15,710)	(16,932)
Basic and diluted net loss per share	$(0.41)	$(0.49)	$(0.68)	$(0.73)

(a) In the third quarter of 2006, the Company issued 3,445,000 shares of common stock in exchange for $10 million in original principal amount of its convertible subordinated debentures. As a result of the exchange, and as required by SFAS 84 “Induced Conversions of Convertible Debt, the Company recorded a $5.7 million non-cash charge related to the fair value of the additional shares issued to induce the exchange.

(b) In the fourth quarter of 2006 the Company’s agreement with Merck was terminated thus the remaining deferred revenue of $22.2 million was taken into revenue immediately. In addition, in the fourth quarter of 2006, the Company sold historical net operating losses pursuant to the New Jersey Economic Development Authority technology business tax certificate program for which the Company recorded a net $5.7 million tax benefit.

29,417,545 Shares

DOV PHARMACEUTICAL, INC.

Common Stock

__________________________

PROSPECTUS
__________________________

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount
Securities and Exchange Commission registration fee	$472
Blue sky fees and expenses	50,000
Transfer agent and registrar fee	10,000
Printing expenses	5,000
Accountant fees and expenses	25,000
Counsel fees and expenses	25,000
Miscellaneous	10,000

Total	$125,472

*All such amounts are estimates, other than the Securities and Exchange Commission registration fee.

Item 14. Indemnification of Directors and Officers.

In accordance with Section 145 of the Delaware General Corporation Law, Article IX of our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) with regard to unlawful dividend payments, stock repurchases or redemptions, or (4) for any transaction from which the director derived any improper personal benefit.

Article V of our by-laws provides for our indemnification for our past or present directors, officers, and members of our scientific advisory board against expenses, judgments, penalties, fines and amounts reasonably paid in settlement incurred in connection with any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was a director or officer or member of our scientific advisory board if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to our best interests, and with respect to any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Such person shall also be indemnified in connection with a legal proceeding initiated by such person only if the legal proceeding was authorized by our board of directors, unless such legal proceeding was brought to enforce such person’s rights to indemnification or, in the case of our directors, advancement of certain expenses in accordance with our by-laws. Article V of our by-laws also provides, at the discretion of our board, similar indemnification for past or present employees or agents who have not served as a director or officer. The by-laws allow us to maintain insurance, at our expense, to protect us or any of the parties mentioned in this section against liability of any character asserted against or incurred by us or any of the parties mentioned in this section, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the by-laws. In addition, we are party to indemnification agreements with members of our board of directors which provide for similar indemnification rights to those contained in our by-laws.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any acts or omissions occurring prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Item 15. Recent Sales of Unregistered Securities.

Set forth below in reverse chronological order is information regarding the number of shares of capital stock, options, restricted stock, warrants and debentures issued by us since 2004. Also included is the consideration if any received by us for the securities.

There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by reason of Regulation D and Section 4(2) of the 1933 Act (except as otherwise noted below), based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof. In addition, we believe that the transactions described below with respect to the issuance of option grants to our employees and directors and exercise of such options were exempt from registration requirements of the Securities Act by reason of Section 4(2) or Rule 701 promulgated thereunder.

(a)	ISSUANCE OF COMMON STOCK
(i) On April 5, 2004 we issued 574,521 shares of our common stock to the holder of our Series B convertible preferred shares upon conversion thereof.
(ii) On March 29, 2004, we issued 666,667 shares of our common stock to Acqua Wellington Opportunity I Limited for gross proceeds of $10,000,000.
(b)	ISSUANCE OF PREFERRED STOCK.
(i)
On March 15, 2007, in connection with the consummation of the Exchange Offer, we issued 439,784 shares of series C convertible preferred stock in exchange for certain of our convertible subordinated debentures under Section 3(a)(9) of the 1933 Act. Such shares will convert into into 191.02612143 shares of common stock per share, or a total of 84,027,426 shares, on or prior to June 11, 2007.

(ii)
On March 15, 2007, in connection with the consummation of the Exchange Offer, we issued 100,000 shares of series D convertible preferred stock in exchange for certain of our convertible subordinated debentures under Section 3(a)(9) of the 1933 Act. The series D convertible preferred stock is not mandatorily convertible and may not convert into common if conversion would result in beneficial ownership in excess of 9.9% of the Company’s voting capital stock for the converting holder. The series D convertible preferred stock is convertible into 191.02612143 shares of common stock per share, or a total of 19,102,612 shares as of May 30, 2007.

(c)	ISSUANCE OF RESTRICTED STOCK.
(i) Since 2005, we issued 188,333 shares of restricted common stock to certain of our officers and directors. Such shares of restricted stock have vested in full and are no longer restricted.

(d)	ISSUANCE OF STOCK OPTIONS
(i)
As of March 31, 2007, options to purchase 3,872,886 shares of common stock were outstanding under our 2000 Stock Option and Grant Plan, of which options to purchase 3,335,886 shares are exercisable within 60 days of such date. All such options were granted between July 10, 2000 and June 30, 2006 to officers, directors, employees and consultants.

(ii)
As of March 31, 2007, options to purchase 337,800 shares of common stock were outstanding and exercisable under our 1998 Stock Option and Grant Plan. All such options were granted between December 10, 1998 and August 3, 2000 to officers, directors, employees and consultants.

(e)	ISSUANCE OF WARRANTS
(i)
On May 24, 2007, we issued warrants to purchase 29,417,545 shares of our common stock at an exercise price of $0.523 per share to all holders of record of our common stock at the close of business on May 10, 2007 for no consideration.

(f)	CONVERTIBLE SUBORDINATED DEBENTURES
(i)
In December 2004 and January 2005, we completed a placement of $80,000,000 in aggregate principal amount of 2.50% convertible subordinated debentures due January 15, 2025 for total gross proceeds of $80,000,000 under Rule 144A of the 1933 Act. The resale of such convertible subordinated debentures and the common stock issuable upon conversion thereof was registered under the 1933 Act. None of such convertible subordinated debentures remain outstanding.

Item 16. Exhibits and Financial Statement Schedules.

     (a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

     (b) Financial Statement Schedules

     None.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common stock being registered, registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerset, New Jersey, on this June 6, 2007.

By:	/s/ Barbara G. Duncan
Name: Barbara G. Duncan Title: CEO and Principal Financial Officer

KNOW ALL MEN BY THESE PRESENTS that we, the undersigned officers and directors of DOV Pharmaceutical, Inc., hereby severally constitute and appoint Barbara G. Duncan our true and lawful attorney-in-fact, with full power to her to sign for us, and in our names in the capacities indicated below and in such other capacities as the undersigned may from time to time serve in the future, the registration statement filed herewith and all amendments to said registration statement, and generally to do all things in our names and in our capacities as officers and directors to enable DOV Pharmaceutical, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney-in-fact to said registration statement and to any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Barbara G. Duncan Barbara G. Duncan	Chief Executive Officer, Principal Financial Officer and Director	June 6, 2007

/s/ Arnold S. Lippa Arnold S. Lippa	Executive Chairman of the Board	June 6, 2007

/s/ Patrick Ashe Patrick Ashe	Director	June 6, 2007

/s/ Theresa Bischoff Theresa Bischoff	Director	June 6, 2007

/s/ Zola Horovitz Zola Horovitz	Director	June 6, 2007

/s/ Dennis Podlesak Dennis Podlesak	Director	June 6, 2007

/s/ Daniel S. Van Riper Daniel S. Van Riper	Director	June 6, 2007

/s/ Joseph S. Zakrzewski Joseph S. Zakrzewski	Director	June 6, 2007

/s/ William Kaltnecker William Kaltnecker	Chief Accounting Officer	June 6, 2007

EXHIBIT INDEX

Exhibit No.	Description
3.1
Fourth Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Quarterly Report on Form 10-Q on May 29, 2002 and incorporated herein by reference) as amended by The First Amendment to the Fourth Amended and Restated Certificate of Incorporation (filed as Exhibit 10.2 to the Current Report on Form 8-K filed on May 16, 2007 and incorporated herein by reference).

3.2	Amended and Restated By-Laws of Registrant (filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q on May 29, 2002 and incorporated herein by reference).

3.3
Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of Registrant classifying and designating the Series E Junior Participating Cumulative Preferred Stock (filed as Exhibit 3.1 to the Current Report on Form 8-K on October 16, 2002 and incorporated herein by reference).

3.4
Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock of Registrant (filed as Exhibit 3.4 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

3.5
Certificate of Designation of the Relative Rights and Preferences of the Series D Convertible Preferred Stock of Registrant (filed as Exhibit 3.5 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

4.1	See Exhibits 3.1, 3.3, 4.3 and 4.4 for instruments defining the rights of holders of common stock of Registrant.

4.2
Specimen certificate for shares of common stock, $0.0001 par value per share, of Registrant (filed as Exhibit 4.2 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-81484) on April 5, 2002 and incorporated herein by reference).

4.3
Shareholder Rights Agreement dated as of October 8, 2002, by and between Registrant and Continental Stock Transfer & Trust Co., as Rights Agent (filed as Exhibit 4.1 to the Current Report on Form 8-K on October 16, 2002 and incorporated herein by reference).

4.4
Amendment No. 1 dated as of January 24, 2007 to Shareholder Rights Agreement dated as of October 8, 2002, by and between Registrant and Continental Stock Transfer & Trust Co., as Rights Agent (filed as Exhibit 4.4 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

4.5
Indenture, dated December 22, 2004, between Registrant, as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed December 23, 2004).

4.6
Specimen certificate for shares of Series C Convertible Preferred Stock, $1.00 par value per share, of Registrant (filed as Exhibit 4.6 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

4.7
Specimen certificate for shares of Series D Convertible Preferred Stock, $1.00 par value per share, of Registrant (filed as Exhibit 4.7 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

5.1	Opinion of Goodwin Procter LLP.*

10.1
Lease Agreement dated as of May 24, 1999, by and between Continental Investors, L.P. and Registrant for commercial premises located at 433 Hackensack Avenue, Hackensack, New Jersey (filed as Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.2
License Agreement dated as of May 29, 1998, by and between Registrant and American Cyanamid Company (filed as Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-81484) on February 6, 2002 and incorporated herein by reference).1

10.3
Sublicense and Development Agreement dated as of June 30, 1998, by and between Registrant and Neurocrine Biosciences, Inc. as amended by that certain Consent and Agreement referred to in item 10.19 (filed as Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-81484) on April 24, 2002 and incorporated herein by reference).1

Exhibit No.	Description
10.4
License, Research and Development Agreement dated as of January 12, 2001, by and between Registrant and Biovail Laboratories Incorporated as amended by that certain Confidential Patent License, Settlement, and Special Mutual Release Agreement (filed as Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-81484) on February 6, 2002 and incorporated herein by reference).1

10.5
Guaranty dated as of January 12, 2001, by Biovail Corporation in favor of Registrant (filed as Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.6
Joint Development and Operating Agreement dated as of January 21, 1999, by and among Registrant, Elan Corporation, plc, Elan International Services, Ltd., DOV Bermuda, Ltd. (formerly DOV Newco, Ltd.), and Nascime Limited as amended by that certain Termination Agreement referred to in item 10.23 (filed as Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-81484) on February 6, 2002 and incorporated herein by reference).1

10.7
Letter Agreement dated as of January 21, 1999, by and among Registrant, Elan Corporation, plc, Elan International Services, Ltd., and DOV Bermuda, Ltd. as amended by that certain Termination Agreement referred to in item 10.23 (filed as Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.8
License Agreement dated as of January 20, 1999, by and between Registrant and Nascime Limited as amended by that certain Termination Agreement referred to in item 10.23 (filed as Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-81484) on February 6, 2002 and incorporated herein by reference).1

10.9
License Agreement dated as of January 20, 1999, by and between Nascime Limited and Elan Corporation, plc as amended by that certain Termination Agreement referred to in item 10.23 (filed as Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-81484) on February 6, 2002 and incorporated herein by reference).1

10.10
Registration Rights Agreement dated as of January 21, 1999, by and between Registrant and Elan International Services, Ltd. as amended by that certain Letter Agreement and further amended by that certain Termination Agreement (filed as Exhibit 10.13 to the Registration Statement on Form S-1 (File No. 333- 81484) on January 28, 2002 and incorporated herein by reference).

10.11
Registration Rights Agreement dated as of January 21, 1999, by and among Registrant, DOV Bermuda, Ltd. (formerly known as DOV Newco, Ltd.), and Elan International Services, Ltd. for shares of common stock received pursuant to the Joint Development and Operating Agreement referred to in 10.6 as amended by that certain Termination Agreement referred to in item 10.23 (filed as Exhibit 10.14 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.12
Registration Rights Agreement dated as of June 20, 2000, by and among Registrant and Series C Investors (filed as Exhibit 10.16 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.13
Amended and Restated Stockholders Agreement dated as of August 30, 2001 by and among Registrant, Arnold Lippa, Bernard Beer, Series C Investors and Series D Investors (filed as Exhibit 10.18 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.14
Registration Rights Agreement dated as of August 30, 2001 by and among Registrant, Series C Investors and Series D Investors (filed as Exhibit 10.19 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.15	Form of Warrant Agreement (filed as Exhibit 10.20 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

10.16	1998 Stock Option Plan (filed as Exhibit 10.21 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference).

Exhibit No.	Description
10.17
2000 Stock Option and Grant Plan (filed as Exhibit 10.22 to the Registration Statement on Form S-1 (File No. 333-81484) on January 28, 2002 and incorporated herein by reference) as amended by the Amended and Restated 2000 Stock Option and Grant Plan, the Second Amendment thereto (each filed as Appendix C to the Proxy Statement on April 28, 2004 and incorporated herein by reference), the Third Amendment thereto (filed as Appendix B to the Proxy Statement on April 25, 2005 and incorporated herein by reference), the Fourth Amendment thereto (filed as Appendix A to the Proxy Statement on April 18, 2006 and incorporated herein by reference) and the Fifth Amendment thereto (filed as Exhibit 10.48 to the Quarterly Report on Form 10-Q on August 9, 2006 and incorporated herein by reference).

10.18
Stock Option Agreement dated as of July 10, 2000, by and between Registrant and Phil Skolnick for the grant of 250,000 stock options (filed as Exhibit 10.25 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-81484) on April 5, 2002 and incorporated herein by reference).

10.19
Consent and Agreement dated as of March 24, 2003, by and between Registrant, Neurocrine Biosciences, Inc. and ACY (filed as Exhibit 10.35 to the Annual Report on Form 10-K on March 31, 2003 and incorporated herein by reference).

10.20
Securities Purchase Agreement dated as of July 1, 2003 by and among Registrant, PW Juniper Crossover Fund, L.L.C., Caduceus Private Investment, LP, and OrbiMed Associates LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K on July 8, 2003 and incorporated herein by reference).

10.21
Registration Rights Agreement dated as of July 1, 2003 by and among Registrant, PW Juniper Crossover Fund, L.L.C., Caduceus Private Investments, LP, and OrbiMed Associates LLC (filed as Exhibit 10.2 to the Current Report on Form 8-K on July 8, 2003 and incorporated herein by reference).

10.22
Form of Warrant Agreement dated as of July 1, 2003, by and among Registrant, PW Juniper Crossover Fund, L.L.C., Caduceus Private Investments, LP, and OrbiMed Associates LLC (filed as Exhibit 10.3 to the Current Report on Form 8-K on July 8, 2003 and incorporated herein by reference).

10.23
Termination Agreement dated as of October 21, 2003 by and among Registrant, Elan Corporation, plc, Elan International Services, Ltd., Elan Pharma International Limited, DOV (Bermuda), Ltd., and Nascime Limited (filed as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2003 and incorporated herein by reference).

10.24
Restated Employment Agreement dated as of January 19, 2004, by and between Registrant and Phil Skolnick (filed as Exhibit 10.40 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

10.25
Employment Agreement dated as of June 23, 2005, by and between Registrant and Robert Horton (filed as Exhibit 10.58 to the Quarterly Report on Form 10-Q on August 9, 2005 and incorporated herein by reference).

10.26
Employment Agreement dated as of September 10, 2003, by and between Registrant and Warren Stern (filed as Exhibit 10.42 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

10.27
Severance Agreement dated as of March 12, 2004, by and between Registrant and Bernard Beer (filed as Exhibit 10.43 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

10.28
Third Amendment to Lease Agreement dated as of February 13, 2004, by and between Continental Investors, L.P. and Registrant for commercial premises located at 433 Hackensack Avenue, Hackensack, New Jersey (filed as Exhibit 10.44 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

10.29	Audit Committee Charter dated March 6, 2006 (filed as Exhibit 10.29 to the Annual Report on Form 10-K on March 15, 2006 and incorporated herein by reference).

Exhibit No.	Description
10.30
Fourth Amendment to Lease Agreement dated as of March 11, 2004, by and between Continental Investors, L.P. and Registrant for commercial premises located at 433 Hackensack Avenue, Hackensack, New Jersey (filed as Exhibit 10.46 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

10.31
Consent Agreement and Amendment dated February 25, 2004 by and among Wyeth Holdings Corporation, Neurocrine Biosciences, Inc. and Registrant (filed as Exhibit 10.49 to the Quarterly Report on Form 10-Q on November 9, 2004 and incorporated herein by reference).

10.32
License Agreement dated February 25, 2004 by and among Wyeth Holdings Corporation and Registrant (filed as Exhibit 10.50 to the Quarterly Report on Form 10-Q on November 9, 2004 and incorporated herein by reference).

10.33
Amended and Restated License Agreement dated February 25, 2004 by and among Wyeth Holdings Corporation and Registrant (filed as Exhibit 10.51 to the Quarterly Report on Form 10-Q on November 9, 2004 and incorporated herein by reference).

10.34
Employment Agreement dated as of August 3, 2004, by and between Registrant and Barbara Duncan (filed as Exhibit 10.52 to the Quarterly Report on Form 10-Q on November 9, 2004 and incorporated herein by reference).

10.35
Exclusive License, Development and Commercialization Agreement, dated August 5, 2004, by and between MSD Warwick (Manufacturing) Ltd. and Registrant, terminated as of December 6, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 14, 2004).1

10.36
Registration Rights Agreement, dated December 22, 2004, among Registrant, Citigroup Global Markets, Inc., Banc of America LLC, and CIBC World Markets Corp. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed December 23, 2004).

10.37
Indenture, dated December 22, 2004, between Registrant, as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed December 23, 2004).

10.38
Fifth Amendment to Lease Agreement dated November 15, 2004 by and among MSNW Continental Associates, LLC and Registrant (filed as Exhibit 10.56 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

10.39	Form of stock option agreement (filed as Exhibit 10.57 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

10.40
Amended and Restated Employment Agreement, dated as of May 23, 2005, by and between DOV Pharmaceutical, Inc. and Arnold S. Lippa (filed as Exhibit 10.1 to Form 8-K on May 27, 2005 and incorporated herein by reference).

10.41
Restricted Stock Award Agreement, dated as of May 23, 2005, by and between DOV Pharmaceutical, Inc. and Arnold S. Lippa (filed as Exhibit 10.2 to Form 8-K on May 27, 2005 and incorporated herein by reference).

10.42
Amendment Agreement dated August 5, 2005, between MSD Warwick (Manufacturing) Ltd. and Registrant, terminated as of December 6, 2006 (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q on November 9, 2005 and incorporated herein by reference). 1

10.43	Employment Agreement, dated as of June 29, 2005, by and between DOV Pharmaceutical, Inc. and Leslie Hudson (filed as Exhibit 10.1 to Form 8-K on July 6, 2005 and incorporated herein by reference).

10.44
Employment Agreement, dated as of December 1, 2005, by and between DOV Pharmaceutical, Inc. and Scott Myers (filed as Exhibit 10.42 to the Annual Report on Form 10-K on March 15, 2006 and incorporated herein by reference).

10.45
Stock Option Agreement, dated as of December 1, 2005, by and between Registrant and Scott Myers (filed as Exhibit 10.43 to the Annual Report on Form 10-K on March 15, 2006 and incorporated herein by reference).

10.46
Sixth Amendment to Lease Agreement dated July 7, 2005 by and among MSNW Continental Associates, LLC and Registrant (filed as Exhibit 10.44 to the Annual Report on Form 10-K on March 15, 2006 and incorporated herein by reference).

Exhibit No.	Description
10.47
Seventh Amendment to Lease Agreement dated September 7, 2005 by and among MSNW Continental Associates, LLC and Registrant (filed as Exhibit 10.45 to the Annual Report on Form 10-K on March 15, 2006 and incorporated herein by reference).

10.48
Lease Agreement dated December 20, 2005 by and among Paragon 150 Pierce Street, LLC and Registrant as amended by the Lease Modification Agreement dated as of February 28, 2005 and the Second Lease Modification Agreement dated as of February 28, 2006 (filed as Exhibit 10.46 to the Annual Report on Form 10-K on March 15, 2006 and incorporated herein by reference).

10.49
Separation and General Release Agreement, dated May 4, 2006, by and between Robert Horton and Registrant (filed as Exhibit 10.47 to the Quarterly Report on Form 10-Q on May 9, 2006 and incorporated herein by reference).

10.50
Separation and General Release Agreement, dated as of June 29, 2006, by and between Dr. Leslie Hudson and Registrant (filed as Exhibit 99.2 to Form 8-K on July 6, 2006 and incorporated herein by reference).

10.51
Amendment No. 1 to Employment Agreement, dated as of June 30, 2006, by and between Barbara Duncan and Registrant (filed as Exhibit 99.3 to Form 8-K on July 6, 2006 and incorporated herein by reference).

10.52
Amendment No. 1 to Employment Agreement, dated as of June 30, 2006, by and between Phil Skolnick and Registrant (filed as Exhibit 99.4 to Form 8-K on July 6, 2006 and incorporated herein by reference).

10.53	Amendment No. 1 to Employment Agreement, dated as of June 30, 2006, by and between Warren Stern and Registrant (filed as Exhibit 99.5 to Form 8-K on July 6, 2006 and incorporated herein by reference).

10.54
Form of Stock Option Agreement for stock options granted under the 2000 Stock Option and Grant Plan (filed as Exhibit 10.49 to the Quarterly Report on Form 10-Q on September 11, 2006 and incorporated herein by reference).

10.55
Amended and Restated License Agreement, dated December 7, 2006, by and between Registrant, Wyeth Holdings Corporation and Wyeth, acting through its Wyeth Pharmaceuticals Division (filed as Exhibit 10.55 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

10.56
License Agreement, dated December 7, 2006, by and between Registrant and Wyeth Holdings Corporation (filed as Exhibit 10.56 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

10.57
License Agreement, dated December 7, 2006, by and between Registrant, Wyeth Holdings Corporation and Wyeth, acting through its Wyeth Pharmaceuticals Division (filed as Exhibit 10.57 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

10.58
License Agreement, dated January 15, 2007, by and between Registrant and XTL Development, Inc. (portions of which are subject to confidential treatment request) (filed as Exhibit 10.58 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

10.59	Letter Agreement, dated March 29, 2007, by and between Registrant and Warren Stern (filed as Exhibit 10.59 to the Annual Report on Form 10-K on March 30, 2007 and incorporated herein by reference).

10.60
Warrant Agreement, dated as of May 10, 2007, by and between Registrant and Continental Stock Transfer & Trust Company (filed as Exhibit 10.1 to the Current Report on Form 8-K on May 16, 2007 and incorporated herein by reference).

14.1	Code of Business Conduct and Ethics (filed as Exhibit 14.1 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

14.2	Audit Committee Complaint Procedures (filed as Exhibit 14.2 to the Annual Report on Form 10-K on March 15, 2004 and incorporated herein by reference).

21.1	Subsidiaries of Registrant.*

23.1	Consent of PricewaterhouseCoopers LLP.*

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (included on signature page).*

1 Previously filed with confidential treatment of certain provisions
* Filed herewith